As filed with the Securities and Exchange Commission on November 17, 2004

Registration No. 333-117327

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MONOLITHIC POWER SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3674	77-0466789
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

983 University Avenue, Building A

Los Gatos, CA 95032

(408) 357-6600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael Hsing

President and Chief Executive Officer

Monolithic Power Systems, Inc.

983 University Avenue, Building A

Los Gatos, CA 95032

(408) 357-6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner, Esq.

Eric John Finseth, Esq.

Christine S. Wong, Esq.

Zachary S. Bogue, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Robert T. Clarkson, Esq. Daniel R. Mitz, Esq. Meredith Berkowitz, Esq. Stephen E. Gillette, Esq. Jones Day 2882 Sand Hill Road, Suite 240 Menlo Park, CA 94025 (650) 739-3939

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall then become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 17, 2004.

5,500,000 Shares

Monolithic Power Systems, Inc.

Common Stock

This is an initial public offering of shares of common stock of Monolithic Power Systems, Inc.

Monolithic Power Systems is offering 4,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 1,500,000 shares. Monolithic Power Systems will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $7.00 and $9.00. Application has been made for quotation on the Nasdaq National Market under the symbol “MPWR”.

See “ Risk Factors” on page 9 to read about certain factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Monolithic Power Systems	$	$
Proceeds, before expenses, to the Selling Stockholders	$	$

To the extent that the underwriters sell more than 5,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 825,000 shares from Monolithic Power Systems at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2004.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Deutsche Bank Securities	Piper Jaffray

Prospectus dated             , 2004.

High Performance Analog IC Solutions For Broad-Based Markets

Communication
Automotive
MPS
Consumer
Computing
Audio
Flat Panel
Wireless Networking

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Monolithic Power Systems is a high performance analog and mixed-signal semiconductor company. We design, develop, and market proprietary, advanced analog and mixed-signal semiconductors for large and high growth markets. Our semiconductors, or integrated circuits (ICs), are used in a variety of electronic products, such as notebook computers, flat panel displays, cellular handsets, digital cameras, wireless local area network (LAN) access points, home entertainment systems, and personal digital assistants. Analog and mixed-signal ICs are used to interface with real world signals, such as pressure, light, or sound. We differentiate our ICs by offering solutions that are more highly-integrated, smaller in size, more energy efficient, more accurate with respect to performance specifications, and, accordingly, more cost-effective than many competing solutions. Our ability to offer these benefits to customers is enabled by our three core strengths: our deep system-level and applications knowledge, our strong analog and mixed-signal design expertise, and our proprietary process technology for the design and manufacture of our ICs.

We are focused on delivering products for large and high growth markets, currently targeting the computing, consumer electronics, and wireless markets. In 2004, according to International Data Corporation (IDC), these markets, including the notebook computer, flat panel display, cellular handset, and personal data assistant markets, are expected to represent unit sales of over 700 million in the aggregate. There are a number of trends driving growth in these target markets, including a drive toward smaller devices that incorporate smaller and more highly integrated ICs, a focus on enhanced audio and visual experiences, and continuing growth in wireless connectivity. While these trends have driven growth in our target markets, they have also presented new challenges for suppliers of ICs into these markets. For example, in the cellular handset and notebook computing areas, customers are looking for semiconductors that are both smaller and more highly-integrated and that are more energy efficient. Similarly, in the flat panel television market, customers are looking for semiconductors that offer advanced sound and image quality, while simultaneously enabling them to make their products more affordable.

We deliver products to our customers that are highly-integrated, small in size, energy efficient, accurate, and cost-effective, positioning us well to address these industry trends. Our product families currently include:

•	Cold cathode fluorescent lamp (CCFL) backlight inverter ICs, used in lighting electronic displays, such as those found in notebook computers and flat panels;

•	Direct current (DC) to DC converter ICs, used to convert and control voltages within a variety of electronic devices;

•	Light emitting diode (LED) driver ICs, used in lighting displays, such as those found in cellular handsets and personal digital assistants; and

•	Audio amplifier ICs, used to amplify sound and particularly well-suited for increasingly smaller and/or portable electronic devices.

In 2002 and 2003, respectively, our CCFL backlight inverter product family accounted for 79.4% and 69.8% of our revenues, our DC to DC converter product family accounted for 3.2% and 22.9% of our revenues, our LED driver product family accounted for 3.4% and 6.0% of our revenues, and our audio amplifier product family accounted for 14.0% and 1.3% of our revenues. In the nine months ending September 30, 2004, our CCFL backlight inverter product family accounted for 49.2% of our revenues, our DC to DC converter product family accounted for 38.5% of our revenues, our LED driver product family accounted for 10.1% of our revenues, and our audio product family accounted for 2.2% of our revenues.

We sell our products primarily to third parties with whom we have distribution arrangements and through our direct sales and applications support organization to original design manufacturers, who typically design and manufacture electronic products on behalf of original equipment manufacturers, to electronic manufacturing service providers, who typically provide manufacturing services for original equipment manufacturers or for other electronic product suppliers, and to original equipment manufacturers. Our significant direct customers are Asian Information Technology, Uppertech, and Yosun, all three of which are distributors. For the nine months ended September 30, 2004, these customers represented 27%, 20%, and 10% of our total revenues, respectively. Our semiconductors are ultimately contained in electronic products sold by original equipment manufacturers such as Acer, Dell, Hewlett-Packard, and IBM in the computing industry, LG Electronics, Samsung, and Sharp in the consumer electronics industry, and Apple, Dell, LG Electronics, and Motorola in the wireless industry.

Our competitive differentiation in the analog and mixed-signal semiconductor industry is founded on our three core strengths: our deep system-level and applications knowledge, our strong analog and mixed-signal design expertise, and our proprietary process technology. Our deep system-level and applications knowledge is important because it allows us to work closely with our customers to identify new product opportunities and areas of potential integration, as well as to reduce our customers’ time to market. We have also assembled a strong team of analog and mixed-signal design engineers that average over 15 years of design experience. Through our analog and mixed-signal design expertise, we have developed a portfolio of intellectual property and know-how that we are able to apply across our products and markets. Finally, our proprietary process technology for design and manufacturing is a source of competitive differentiation as it allows us to integrate power devices, analog circuitry, and digital circuitry onto a single chip in a cost-effective manner.

Our proprietary process technology offers many benefits over conventional analog and mixed-signal process technologies. A key deficiency of conventional analog and mixed-signal process technologies is that they generally cannot support integration of power devices into ICs at high power levels without resulting in either unacceptably large semiconductors or significant levels of power loss. High levels of power loss result in significant heat dissipation, which then must be managed to avoid harm to a system. To avoid these problems, many other analog and mixed-signal semiconductor vendors design solutions comprised of multiple chips. Our process technology overcomes this limitation, allowing us to deliver smaller, single-chip solutions with strong degrees of both efficiency and accuracy. In addition, we believe that having one process technology that is broadly applicable across a wide range of analog and mixed-signal applications simplifies our design process and results in higher design productivity. Through our process technology, we are able to simplify our manufacturing process, improve our yields, and lower our manufacturing costs.

We utilize a fabless business model, working with third parties to manufacture our ICs, rather than manufacturing our ICs ourselves. In contrast to many fabless semiconductor companies that utilize standard process technologies, we have developed our own proprietary process technology and collaborate with our foundry manufacturing partners to install our technology on their equipment in their facilities for use solely on our behalf to manufacture our products.

Our goal is to be a leading provider of proprietary, advanced analog and mixed-signal ICs. To accomplish our goal, we intend to:

•	Focus on large and high growth markets;

•	Leverage our core strengths to expand our product portfolio;

•	Continue to invest in research and development to extend our technology leadership position; and

•	Expand our sales and applications support organization globally.

As of September 30, 2004, we had 142 employees located in the United States, Taiwan, China, and Korea. Of these employees, approximately 39% were dedicated to research and development.

While we believe we compete favorably in the markets we serve, we face a variety of challenges.

We are engaged in multiple legal proceedings with O2 Micro, Inc. and its parent corporation, O2 Micro International Limited. We refer to O2 Micro and O2 Micro International together as O2. These proceedings involve various claims and counterclaims in the United States and Taiwan by O2 and us alleging, among other things, patent infringements and misappropriation of trade secrets, all of which relate to our CCFL backlight inverter product family.

O2 has obtained an injunction in Taiwan prohibiting us from manufacturing, designing, displaying, importing, or selling two of our most significant products in Taiwan, either directly or through a third party acting at our request. The underlying patent dispute in both the United States and the Taiwanese litigation involves issues that could affect all of our CCFL backlight inverter products used in the United States and Taiwan. Revenues from our CCFL backlight inverter product family were $16.9 million or 70% of total revenue in 2003 and $16.2 million or 49% of total revenue in the first nine months of 2004, of which we believe products used in or shipped to Taiwan represented a significant portion.

The litigation described above could result in us having to pay fines or substantial money damages to O2 and/or to our customers. We could also be prevented by an injunction from selling any or all of our CCFL backlight inverter products into the U.S. and/or Taiwan, either directly or through the distribution arrangements we currently employ. A significant portion of our expected future revenues over the next several years is expected to come from users of our CCFL backlight inverter product family in Taiwan.

Linear Technology Corporation has filed a complaint with the U.S. International Trade Commission (ITC) alleging that two of our products within our DC to DC converter product family infringe certain of its patents. It is possible that Linear could attempt to expand its complaint to include other products. Linear’s complaint requests that the ITC issue an exclusion order and a cease and desist order that would prevent these products from being used in the U.S. Our DC to DC converter products are expected to account for a significant portion of our future revenues over the next several years.

Microsemi Corporation has sued us in the United States District Court for the Central District of California alleging that our products infringe four of its patents. Based upon the description of the technology contained in Microsemi’s complaint, we believe that Microsemi may contend that one or more of our CCFL backlight inverter products infringes its patents. The complaint requests an injunction to prevent us from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. In 2003 and the nine months ended September 30, 2004, revenues from our CCFL backlight inverter product family were $16.9 million and $16.2 million, respectively, or 70% and 49% of total revenue. Our CCFL backlight inverter products are expected to account for a significant portion of our future revenues over the next several years.

In November 2004, Micrel, Incorporated sued us in the United States District Court for the Northern District of California alleging that our products infringe two of its patents. Michael Hsing, our Chief Executive Officer, and another of our employees are named inventors on both of Micrel’s patents and Jim Moyer, our Chief Design Engineer, is a named inventor on one of them. Micrel’s complaint does not identify which claims in the two patents are allegedly infringed nor does it identify which of our products supposedly infringe the patent claims. However, because Micrel’s patents relate to semiconductor manufacturing processes and semiconductor design elements rather than a specific device, all of our products could potentially be implicated. Micrel’s complaint requests an injunction to prevent us from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses.

We strongly advise you to read “Risk Factors” and “Business—Legal Proceedings” for a more detailed description of the litigation described above.

In addition, we have a history of losses, a limited operating history, and a limited number of products as compared to many of our competitors that have longer operating histories, greater name recognition, more established customer relationships, more diversified product offerings, and greater resources than we do. While we have recently experienced significant growth, we must continue to develop our operational, accounting, and management systems to manage any future growth, and we must continue to expand our product offerings and broaden our customer base to further grow our business.

We were incorporated in California in 1997 and reincorporated into Delaware in November 2004. Our executive offices are located at 983 University Avenue, Building A, Los Gatos, CA 95032. Our telephone number is (408) 357-6600. Our e-mail address is investors@monolithicpower.com, and our web site is www.monolithicpower.com. Information contained on our web site is not a part of this prospectus.

The Offering

The number of shares of common stock to be outstanding after this offering will vary depending on the offering price. The following table shows the number of shares that will be outstanding after this offering at the midpoint of our expected initial public offering price range as well as at the upper and lower ends of the price range at which such a variance will occur.

Assumed Initial Public Offering Price Per Share	Common Stock Outstanding After This Offering
$7.77 and below	26,984,018
$8.00	26,828,695
$8.23 and above	26,684,018

Common stock we are offering	4,000,000 shares

Common stock the selling stockholders are offering	1,500,000 shares

Proposed Nasdaq National Market symbol	MPWR

Use of proceeds	For general corporate purposes, including working capital, marketing, research and development and capital expenditures. For more information, see “Use of Proceeds.”

The number of shares of common stock to be outstanding after this offering is based on 22,828,695 shares of common stock outstanding as of September 30, 2004, including the assumed conversion of all outstanding preferred stock into 15,720,704 shares of common stock at an assumed initial public offering price of $8.00 per share. The terms of our Series D preferred stock include certain antidilution provisions which, if the initial public offering price is below $8.23, will increase the number of shares of common stock to be issued when our preferred stock is automatically converted into common stock upon consummation of this offering. The amount of the increase, if any, would be a function of the size of the difference between $8.23 and the offering price, but would under no circumstances exceed 300,000 shares of common stock. Thus, at an offering price up to and including $7.77, the 15,576,027 outstanding shares of preferred stock would convert upon closing of this offering into 15,876,027 shares of common stock, at an offering price above $7.77 but below $8.23 into a number of shares of common stock between 15,876,027 and 15,576,027 (e.g., 15,720,704 shares at an offering price of $8.00 per share), and at an offering price at or above $8.23 into 15,576,027 shares of common stock.

Except as otherwise indicated, whenever we present the number of shares of common stock outstanding, we have:

•	based this information on the shares outstanding as of September 30, 2004, excluding:

•	7,471,583 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.25 per share;

•	2,716,450 shares of common stock available for future issuance under our existing stock option plan and our stock option plan adopted in connection with this offering;

•	200,000 shares of common stock reserved for issuance under our employee stock purchase plan adopted in connection with this offering;

•	93,718 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.94 per share; and

•	176,740 shares of common stock, subject to vesting, issued for $0.001 per share to certain of our employees on October 5, 2004 and October 28, 2004;

•	given effect to the automatic conversion of our outstanding preferred stock into common stock upon completion of this offering;

•	assumed the exercise of warrants to purchase 120,000 shares of Series C preferred stock at an exercise price of $2.25 per share;

•	assumed no exercise of options after September 30, 2004; and

•	assumed no exercise of the underwriters’ over-allotment option.

Monolithic Power Systems and MPS are among the trademarks of Monolithic Power Systems, Inc. This prospectus also contains brand names, trademarks, and service marks of companies other than Monolithic Power Systems, and these brand names, trademarks, and service marks are the property of their respective holders.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These publications generally state that the information contained therein has been obtained from sources believed to be reliable. While we believe that these market data and industry forecasts are reliable, we have not independently verified such information.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data is presented in the following table to aid you in your analysis of a potential investment in our common stock. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for each of the three years in the period ended December 31, 2003 and for the nine months ended September 30, 2003 and 2004 and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated statement of operations data for each of the three years ended December 31, 2003 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus, and the summary consolidated statement of operations data for the years ended December 31, 1999 and December 31, 2000 have been derived from our audited consolidated financial statements not included elsewhere in this prospectus. The summary consolidated balance sheet data as of September 30, 2004 and the summary consolidated statement of operations data for the nine months ended September 30, 2004 and September 30, 2003 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. Pro forma net loss per common share reflects the conversion of all outstanding preferred stock into common stock at an assumed initial offering price of $8.00 per share from the beginning of the period presented or at the date of original issuance, if later. The as adjusted balance sheet data assumes the conversion of all outstanding convertible preferred stock into common stock at an assumed initial offering price of $8.00 per share and reflects our receipt of the estimated net proceeds from our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $6.85 per share after deducting the estimated underwriting discounts and commissions and the estimated expenses of this offering. As described on page 5, the number of shares of common stock issuable upon conversion of all outstanding preferred stock will vary depending on the initial offering price per share.

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$572	$5,252	$8,130	$12,206	$24,204	$16,041	$32,796
Cost of revenues	520	3,853	5,975	6,831	10,930	7,740	13,834

Gross profit	52	1,399	2,155	5,375	13,274	8,301	18,962
Operating expenses:
Research and development (excluding stock-based compensation)	1,175	1,435	2,610	4,459	5,493	4,132	5,421
Sales and marketing (excluding stock-based compensation)	37	387	976	1,443	2,181	1,501	3,002
General and administrative (excluding stock-based compensation)	101	715	832	997	1,733	1,155	2,046
Patent litigation	—	—	958	1,603	4,332	3,747	4,844
Stock-based compensation	54	494	180	167	2,741	1,283	8,433

Total operating expenses	1,367	3,031	5,556	8,669	16,480	11,818	23,746

Loss from operations	(1,315)	(1,632)	(3,401)	(3,294)	(3,206)	(3,517)	(4,784)
Other income (expense):
Interest income and other income	40	37	111	178	170	150	109
Interest and other expense		(8)	(283)	(121)		(25)	(95)

Total other income (expense), net	40	29	(172)	57	170	125	14

Net loss	(1,275)	(1,603)	(3,573)	(3,237)	(3,036)	(3,392)	(4,770)
Accretion of redeemable convertible preferred stock	—	—	—	447	1,340	1,005	1,005

Net loss attributable to common stockholders	$(1,275)	$(1,603)	$(3,573)	$(3,684)	$(4,376)	$(4,397)	$(5,775)

Basic and diluted net loss per common share	$(0.27)	$(0.33)	$(0.63)	$(0.63)	$(0.71)	$(0.72)	$(0.86)

Shares used in basic and diluted net loss per common share	4,689	4,846	5,682	5,863	6,143	6,072	6,690

Pro forma deemed dividend (unaudited)(1)					$1,157	$1,157	$1,157

Pro forma net loss attributable to common stockholders (unaudited)					$(5,533)	$(5,554)	$(6,932)

Pro forma basic and diluted net loss per common share (unaudited)					$(0.25)	$(0.25)	$(0.31)

Shares used in pro forma basic and diluted net loss per common share (unaudited)					21,864	21,792	22,411

(1)	We expect to record a deemed dividend upon the closing of this offering relating to the common stock conversion ratio of the Series D redeemable convertible preferred stock as such ratio adjusts upon an initial public offering at a price per share less than $8.23. The deemed dividend is based on an assumed initial public offering price of $8.00 per share. If the initial public offering price exceeds $8.22 per share, there will be no deemed dividend. If the initial public offering price is $7.77 per share and below, the deemed dividend will be $2,400,000.

	September 30, 2004
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,683	$43,363
Short-term investments	—	—
Restricted assets	5,977	5,977
Working capital	13,528	41,208
Total assets	35,077	62,757
Redeemable convertible preferred stock	19,418	—
Convertible preferred stock	11,163	—
Total stockholders’ equity	5,028	52,126

RISK FACTORS

An investment in our common stock is very risky. You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects could be adversely affected. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We have a history of losses, and we may not achieve or sustain profitability on a quarterly or annual basis.

We have incurred losses on an annual basis since our inception. As of September 30, 2004, we had an accumulated deficit of $20.8 million. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. Our operating expenses include general and administrative expenses, selling and marketing expenses, litigation expenses, stock based compensation expenses, and research and development expenses relating to products that will not be introduced and will not generate revenues until later periods, if at all. We may not achieve or sustain profitability on a quarterly or annual basis in the future.

If we are unsuccessful in our current lawsuits with O2 Micro International Limited in either the U.S. or in Taiwan, we could be prevented from selling many of our products and/or be required to pay substantial damages or fines. Any unfavorable outcome would cause our revenues to decline significantly and severely harm our business and operating results.

We are engaged in multiple legal proceedings with O2 Micro, Inc. and its parent corporation, O2 Micro International Limited. We refer to O2 Micro and O2 Micro International together as O2. These proceedings involve various claims and counterclaims in the United States and Taiwan by O2 and us alleging, among other things, patent infringements and misappropriation of trade secrets, all of which relate to our CCFL backlight inverter product family. O2 has obtained an injunction in Taiwan prohibiting us from manufacturing, designing, displaying, importing, or selling two of our most significant products in Taiwan, either directly or through a third party acting at our request. While we believe, based on the advice of our Taiwan counsel Chen and Lin, that our course of business is in compliance with this injunction, O2 has attempted on several occasions to convince the court otherwise. Although the injunction specifically names only our MP 1011A and MP 1015 CCFL products, the underlying patent dispute in both the United States and the Taiwanese litigation involves issues that could affect all of our CCFL backlight inverter products used in the United States and Taiwan. Revenues from our CCFL backlight inverter product family were $16.9 million or 70% of total revenue in 2003 and $16.2 million or 49% of total revenue in the first nine months of 2004, of which we believe products used in or shipped to Taiwan represented a significant portion. O2 has also taken legal action against Advanced Semiconductor Manufacturing Corporation of Shanghai (ASMC), our wafer manufacturer, and some of our customers and users of our products in the United States and Taiwan. We generally agree to indemnify our customers against patent infringement claims, and we are currently defending one of our customers (at our expense) against a claim by O2. All of these legal proceedings are complex. We describe the proceedings and related events in detail under “Business—Legal Proceedings,” and we strongly advise investors to read that section carefully.

The legal proceedings in which we are involved expose us to the following risks:

1.	We could be ordered to pay monetary fines and/or damages if we are found to be in violation of the Taiwan injunction or liable to O2 on its claims against us;

2.	We could be prevented from selling many of our products, either into Taiwan, directly or through the distribution arrangements we currently employ, or in the U.S.;

3.	We could be liable to ASMC or to customers who have purchased our products and whom we have indemnified against liability for damages arising from claims by O2 or others that our products infringe patents of O2 or others;

4.	Our management team could be required to devote so much time, effort and energy to the legal proceedings that the rest of our business suffers;

5.	Our customers and end-users of our products could decide not to use our products, or ASMC could decide to reduce or eliminate its manufacturing service to us, in an attempt to avoid litigation with O2, or, if they have been or are sued directly by O2, our products, or their accounts payable to us, could be seized from them; and

6.	Interim developments in the various legal proceedings may contribute to increased volatility in our stock price as the market assesses the impact of those developments on the likelihood that we will or will not ultimately prevail in the litigation with O2.

The outcomes described above could result in us having to pay fines or substantial money damages to O2 and/or to our customers. We could also be prevented by an injunction from selling any or all of our CCFL backlight inverter products into the U.S. and/or Taiwan, either directly or through the distribution arrangements we currently employ. A significant portion of our expected future revenues over the next several years is expected to come from users of our CCFL backlight inverter product family in Taiwan. Even if we are ultimately successful, we could lose customers or our relationship with ASMC could be harmed due to the uncertainty surrounding the litigation. Any of these results would have a material and adverse effect on our results of operations for one or more quarters, and any injunction that prohibits us from selling significant products for any length of time would have an immediate and drastic negative effect on our business and results of operations.

Until the litigation is resolved, we will continue to incur substantial legal expenses, which vary directly with the level of activity in the legal proceedings. This level of activity is not entirely within our control, as we often need to respond to legal action by O2. Consequently, we may find it difficult to predict the legal expenses for any given quarter, which will impair our ability to forecast our results of operations for that quarter.

We are aware that O2 has recently been issued at least one other U.S. patent that is a continuation of the patents it has accused us of infringing, has also filed for a U.S. patent that would be a continuation of the patents it has accused us of infringing, and has filed for related patents in other Asian counties. We are not aware that any foreign patents have been issued in response to these patent applications and do not know when, if ever, any such patent will issue. Nevertheless, we expect O2 may pursue claims against us based on this additional issued U.S. patent or any other additional U.S. or foreign patents that O2 may obtain in the future. In this regard, O2 often has sued us on additional patents as they have issued, including suits on two additional patents filed in October 2004. Depending on the scope and severity of those claims, any injunctions that may be issued against us, or damages that may be awarded against us, could have a material and adverse effect on our business and results of operations.

This risk factor only summarizes the various legal proceedings and related events. We strongly advise you to read “Business—Legal Proceedings” for a more detailed description.

If we are unsuccessful in our current patent infringement lawsuits with Linear Technology Corporation, Microsemi Corporation, and Micrel, Incorporated, we could be prevented from selling many of our products and/or be required to pay substantial damages or fines. Any unfavorable outcome would cause our revenues to decline significantly and severely harm our business and operating results.

In July 2004, Linear Technology Corporation (Linear) filed a complaint with the U.S. International Trade Commission (ITC) alleging that two of our products, the MP 1556 and the EV 0063 (products within our DC to DC converter product family), infringe their U.S. Patent Nos. 5,481,178 and 6,580,258. It is possible that Linear could attempt to expand its complaint to include other products. Linear’s complaint requests that the ITC issue an exclusion order and a cease and desist order that would prevent these products from being used in the U.S. Sales of our products identified by Linear in its complaint accounted for less than 1% of our revenues for each of 2003 and the nine months ended September 30, 2004. However, if Linear successfully adds other products to its initial claim, then the scope of the ITC proceeding could be expanded to include, among other of our products, most or all of our DC to DC converter products. Our DC to DC converter products are expected to account for a significant portion of our future revenues over the next several years. This matter has been set for trial before the ITC commencing March 30, 2005.

In October 2004, Microsemi Corporation (Microsemi) sued us in the United States District Court for the Central District of California alleging that our products infringe four of its patents. Microsemi’s complaint does not identify which claims in the four patents are allegedly infringed nor does it identify which of our products supposedly infringe the patent claims. Based upon the description of the technology contained in Microsemi’s complaint, we believe that Microsemi may contend that one or more of our CCFL backlight inverter products infringes its patents. The complaint requests an injunction to prevent us from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. Because the litigation is in a very preliminary stage, however, it is difficult to predict how it will proceed or what the ultimate outcome will be. In 2003 and the nine months ended September 30, 2004, revenues from our CCFL backlight inverter product family were $16.9 million and $16.2 million, respectively, or 70% and 49% of total revenue. Our CCFL backlight inverter products are expected to account for a significant portion of our future revenues over the next several years.

In November 2004, Micrel, Incorporated (Micrel) sued us in the United States District Court for the Northern District of California alleging that our products infringe two of its patents. Michael Hsing, our Chief Executive Officer, and another of our employees are named inventors on both of Micrel’s patents and Jim Moyer, our Chief Design Engineer, is a named inventor on one of them. Micrel’s complaint does not identify which claims in the two patents are allegedly infringed nor does it identify which of our products supposedly infringe the patent claims. However, because Micrel’s patents relate to semiconductor manufacturing processes and semiconductor design elements rather than a specific device, all of our products could potentially be implicated. Micrel’s complaint requests an injunction to prevent us from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. We have, however, conducted an initial review of the Micrel patents and compared them with the manufacturing processes and design elements we use for our products. Based on this initial review, we believe that we have meritorious defenses to all of Micrel’s claims.

If we do not prevail in the Linear litigation, the Microsemi litigation, or the Micrel litigation, we could be enjoined from selling one or more of our products into the U.S., either directly or indirectly. Because many of our products are sold indirectly by our customers back into the U.S., a U.S. injunction covering one or more of our products would likely substantially reduce sales of those products. In addition, if we do not prevail in the Microsemi or Micrel litigation, we could be ordered to pay monetary damages to Microsemi and/or Micrel. We could also be liable to customers who have purchased our products and whom we have indemnified against liability for damages arising from claims that our products infringe the intellectual property rights of others. Even if we are ultimately successful in the litigation with Linear, Microsemi, and Micrel, we could lose customers in the interim due to the surrounding uncertainty. Any of these results would have a material and adverse effect on our results of operations for one or more quarters, and any injunction that prohibits us from selling significant products for any length of time would have an immediate and drastic negative effect on our business and results of operations.

As described in “Management’s Discussion of Financial Condition and Results of Operations—Overview—Patent Litigation,” until our litigation with Linear, Microsemi, and Micrel is resolved we will continue to incur substantial legal expenses that vary with the level of activity in the legal proceedings. This level of activity is not entirely within our control as we may need to respond to legal action by Linear, Microsemi, or Micrel. Consequently, we may find it difficult to predict the legal expenses for any given quarter, which will impair our ability to forecast our results of operations for that quarter. It is likely that these expenses will increase leading up to and during our Linear trial scheduled for March 2005. Interim developments in these lawsuits may also may contribute to increased volatility in our stock price as the market assesses the impact of those developments on the likelihood that we will or will not ultimately prevail.

This risk factor only summarizes the various legal proceedings and related events. We strongly advise you to read “Business—Legal Proceedings” for a more detailed description.

We may incur a deemed dividend in connection with this offering for the period in which this offering occurs, which would increase our net loss per share and could reduce the trading price of our common stock.

We may record a deemed dividend on our Series D redeemable convertible preferred stock (Series D) upon our initial public offering as the conversion terms include a provision to reduce the conversion price in connection with an initial public offering at a price per share of $8.22 or less. In accordance with EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, we determine the incremental shares issuable pursuant to the conversion price adjustment at the time of our initial public offering and compute the deemed dividend based on the fair value of our common stock at the commitment date, which is November 2004 when such terms were modified to limit the maximum additional shares to 300,000. Based on an assumed initial public offering price of $8.00 per share, the deemed dividend will be $1,157,464, at an assumed initial public offering price of $7.77 per share and below, the deemed dividend will be $2,400,000, and at an assumed initial public offering price of $8.23 and above, there will be no deemed dividend. We believe that this deemed dividend will likely increase our net loss per share that would otherwise be reported. This could result in a decline in the trading price of our common stock.

Due to our limited operating history, we may have difficulty both in accurately predicting our future revenues and appropriately budgeting for our expenses.

We were incorporated in 1997 and did not begin generating meaningful revenues until 2000. As a result, we have only a short history from which to predict future revenues. This limited operating experience combined with the rapidly evolving nature of the markets into which we sell our products, as well as other factors which are beyond our control, reduces our ability to accurately forecast quarterly or annual revenues. We are currently expanding our staffing and increasing our expense levels in anticipation of future revenue growth. If our revenues do not increase as anticipated, significant losses could result due to our higher expense levels.

We expect our operating results to fluctuate from quarter to quarter and year to year, which may make it difficult to predict our future performance and could cause our stock price to decline.

Our revenues, expenses, and results of operations are difficult to predict, have varied significantly in the past and will continue to fluctuate significantly from quarter to quarter and year to year in the future due to a number of factors, many of which are beyond our control. For example, our revenues for the first quarter of each year tend to be significantly less than the revenues for the last quarter of the previous year. We expect fluctuations to continue for a number of reasons, including:

•	the timing of developments in our litigation matters with O2, Linear, Microsemi, and Micrel and the related expenses;

•	general economic conditions in the countries where our products are used;

•	seasonality and variability in the computer, consumer electronics, and wireless markets;

•	the timing of new product introductions by us and our competitors;

•	the scheduling, rescheduling, or cancellation of orders by our customers;

•	the cyclical nature of demand for our customers’ products;

•	inventory level and product obsolescence;

•	our ability to develop new process technologies and achieve volume production;

•	changes in manufacturing yields;

•	movements in exchange rates, interest rates, or tax rates; and

•	the availability of adequate supply commitments from our outside suppliers.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter or year-over-year comparisons to predict our future financial performance. Unfavorable changes in any of the above factors may seriously harm our business and cause our stock price to decline.

The highly cyclical nature of the semiconductor industry, which has produced significant and sometimes prolonged downturns, could materially adversely affect our operating results, financial condition, and cash flows.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns and wide fluctuations in supply and demand. These conditions have caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Although the semiconductor industry has recently experienced strong demand, the industry may experience severe or prolonged downturns in the future, which could result in pricing pressure on our products as well as lower demand for our products. Because a significant portion of our expenses is fixed in the short term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. This could materially adversely affect our operating results, financial condition, and cash flows.

If demand for our products declines in the major end markets that we serve, our revenues will decrease.

Applications of our products in the computer, consumer electronics and wireless markets have and we believe will continue to account for a majority of our revenues. In addition, within these markets we are dependent upon a small number of products. We are particularly dependent on the computing market, including notebook and flat panel monitor applications, and we expect that a significant level of our revenues and operating results will continue to be dependent upon notebook and flat panel monitor applications for at least the near term. If demand for our products declines in the major end markets that we serve, our revenues will decrease.

We receive a significant portion of our revenues from a small number of customers and the loss of any one of these customers or failure to collect a receivable from them could adversely affect our operations and financial position.

We market our products through distribution arrangements and through our direct sales and applications support organization to customers that include original equipment manufacturers, original design manufacturers, and electronic manufacturing service providers. Receivables from our customers are not secured by any type of collateral and are subject to the risk of being uncollectible. Significant deterioration in the liquidity or financial position of any of our major customers or any group of our customers could have a material adverse impact on the collectibility of our accounts receivable and our future operating results.

In addition, in 2003, CTP, Yosun, and Ambit/Unique Logistics, third parties with whom we currently have or formerly had distribution arrangements, accounted for 30%, 16%, and 14% of our revenues, respectively. We terminated our distribution arrangement with CTP in March 2004, and entered into expanded distribution agreements with Asian Information Technology, or AIT, and Uppertech. In the nine months ended September 30, 2004, AIT, Uppertech, and Yosun, each of which is a distributor, accounted for 27%, 20%, and 10% of our revenues, respectively. Any future termination or loss of a distribution arrangement could reduce customers’ willingness or ability to purchase our products and could thereby reduce our revenues and adversely affect our future operating results.

We primarily conduct our sales on a purchase order basis, rather than pursuant to long-term supply contracts. The loss of any significant customer, any material reduction in orders by any of our significant customers or by their OEM customers, the cancellation of a significant customer order, or the cancellation or delay of a customer’s or OEM’s significant program or product could reduce our revenues and adversely affect our operations and financial position. For example, revenues from our audio amplifier product family declined from 14.0% of total revenues in 2002 to 1.3% of total revenues in 2003. The decline was due to the loss of one major customer who placed a large non-recurring order in the third and fourth quarters of 2002.

Moreover, we believe a high percentage of our products are eventually sold to a small number of end customer original equipment manufacturers, or OEMs, such as Dell, Hewlett-Packard, IBM, and Sony. Although we communicate with OEMs in an attempt to achieve “design wins,” which are decisions by OEMs and/or original design manufacturers to use our products, we do not have agreements with any of these end customers, formal or informal. Therefore, there can be no assurance that they will continue to choose to incorporate our ICs into their products. We cannot be certain that we will continue to achieve design wins from large OEMs, that our direct customers will continue to be successful in selling to OEMs, or that the OEMs will be successful in selling products which incorporate our ICs.

We have recently had to improve our internal accounting systems and controls, and if we fail to make continued improvements, our business may suffer.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. As we have been an early stage private company, we have had limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, when our auditors audited our financial statements as of and for the year ended December 31, 2003, they identified in their report to our audit committee three significant deficiencies in our internal accounting controls. Two of these significant deficiencies rose to the level of “material weaknesses,” while the third was considered a “reportable condition.” The two material weaknesses were that (i) we lacked certain formalized accounting policies and procedures, including written procedures for the monthly, quarterly, and annual “closing” of our financial books and records and (ii) we lacked sufficient staff in our accounting and information technology departments. The reportable condition was that our accounting personnel lacked adequate training on our enterprise resource planning system. The report also contained other observations and recommendations, none of which rose to the level of a “reportable condition.” Following our receipt of this report, we consulted with our audit committee and undertook remedial steps to address these deficiencies, including hiring additional staff, training our new and existing staff, and establishing monthly, quarterly, and annual closing procedures.

We believe our actions remedied the material weaknesses and reportable conditions in our internal controls. At the direction of our audit committee, we engaged our external auditors to audit our financial statements for the quarter ended March 31, 2004. In their report to the audit committee following this audit, the material weaknesses and reportable condition previously identified were no longer reported; however, other matters that did not constitute material weaknesses or reportable conditions were identified. These other matters included control deficiency recommendations relating to:

•	hiring a financial analyst to assist with management reporting and analysis;

•	enhancing certain cost accounting procedures;

•	modifying or documenting policies relating to certain other reserve and accrual procedures and closing procedures; and

•	documenting information security policies.

In response to these recommendations, we intend to hire a financial analyst following this offering. We have implemented the other recommendations relating to cost accounting and other reserve, accrual, and closing procedures in connection with our June 30 and September 30, 2004 quarterly closes, and we have also completed documentation of our information security policies. These other control deficiencies did not have a material impact on our financial statements and, as they all have now been addressed, are not expected to have any future material impact on our financial statements. If, however, we fail to continue to adequately staff our accounting and finance function and maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, our business may suffer.

The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

Our future success depends upon our ability to attract and retain highly qualified technical and managerial personnel. We are particularly dependent upon the continued services of Michael Hsing, our President and Chief Executive Officer, who founded our company and developed our proprietary process technology. Also, personnel with highly skilled analog and mixed-signal design engineering expertise are scarce and competition for personnel with these skills is intense. There can be no assurance that we will be able to retain existing key employees or that we will be successful in attracting, integrating or retaining other highly qualified personnel in the future. If we are unable to retain the services of existing key employees or are unsuccessful in attracting new highly qualified employees, our business could be harmed.

In addition, Tim Christoffersen and Dave Satterfield, our Chief Financial Officer and Controller, have served in those positions since only June 2004 and February 2004, respectively. Accordingly, our finance team has worked together for a relatively short period. Any failure of our finance team to communicate or work together effectively could adversely affect our business and results of operations.

We currently depend on one third-party supplier to provide us with wafers for our products. If our wafer supplier fails to provide us sufficient wafers at acceptable yields and at anticipated costs, our revenues and gross margins may decline.

We have a supply arrangement for the production of wafers with ASMC. Although certain aspects of our relationship with ASMC are contractual, many important aspects of this relationship depend on their continued cooperation. We began this relationship with ASMC in 2001 and commenced volume production at ASMC’s facilities in the first half of 2003. In October 2004, O2 sued ASMC for patent infringement based on its manufacture of our products, and it is possible that our relationship with ASMC could be materially and adversely affected by the O2 litigation. ASMC has not indicated that they will seek indemnification from us in this matter, nor has it declined to accept, or threatened not to accept, new orders from us; however, there can be no assurance that ASMC will not seek indemnity or cease accepting orders from us in the future. If ASMC were to terminate our relationship, we would seek to replace them with another wafer supplier; however, we estimate that qualifying another wafer supplier and ramping up volume production would take approximately six to twelve months. There can be no assurance that such manufacturer would be successfully qualified, or, if qualified, would provide wafers at a sufficient yield or in desired quantities. Also, there can be no assurance that other potential wafer manufacturers would enter into an agreement with us or give us acceptable pricing terms due to the threat of litigation.

We cannot assure you that we will continue to work successfully with ASMC in the future, that they will continue to provide us with sufficient capacity at their foundries to meet our needs, or that they will not seek an early termination of their wafer supply agreement with us. In addition, the fabrication of ICs is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous ICs on each wafer to be non-functional, thereby reducing yields. The failure of ASMC to supply us wafers at acceptable yields could prevent us from fulfilling our customers’ orders for our products and would likely cause a decline in our revenues.

Although we provide ASMC with rolling forecasts of our production requirements, their ability to provide wafers to us is limited by the available capacity of the facilities in which they manufacture wafers for us. An increased need for capacity to meet internal demands or demands of other customers could cause ASMC to reduce capacity available to us. ASMC may also require us to pay amounts in excess of contracted or anticipated amounts for wafer deliveries or require us to make other concessions in order to acquire the wafer supply necessary to meet our customers’ requirements. If ASMC extends lead times, limits supplies, or increases prices due to capacity constraints or other factors, our revenues and gross margins may decline.

Further, as is common in the semiconductor industry, our customers may reschedule or cancel orders on relatively short notice. We are required under our agreement with ASMC to order wafers at least three months in advance. If we cancel these orders after ASMC’s commencement of manufacturing, which generally occurs six to fourteen weeks before scheduled delivery of the wafers, we must pay cancellation fees to ASMC. If our customers cancel orders after we have ordered the corresponding wafers from ASMC, we may be forced to incur cancellation fees or to purchase wafers that we may not be able to resell, which would adversely affect our operating results, financial condition, and cash flows.

We might not be able to deliver our products on a timely basis if our relationships with our assembly and test subcontractors are disrupted or terminated.

All of our products are assembled by third-party subcontractors and a small percentage of our testing is performed by third-party subcontractors. We do not have any ongoing agreements with these subcontractors. As a result, we may not have direct control over product delivery schedules or product quality. Also, due to the amount of time typically required to qualify assembly and test subcontractors, we could experience delays in the shipment of our products if we were forced to find alternate third parties to assemble or test our products. Any future product delivery delays or disruptions in our relationships with our subcontractors could have a material adverse effect on our operating results, financial condition, and cash flows.

Failure to protect our proprietary technologies or maintain the right to certain technologies may negatively affect our ability to compete. Third parties such as O2, Linear, Microsemi, and Micrel have asserted and other third parties could assert that our products infringe their intellectual property rights, which could result in restrictions or prohibitions on the sale of our products and/or cause us to pay license fees and damages.

We rely heavily on our proprietary technologies. Our future success and competitive position depend in part upon our ability to obtain and maintain protection of certain proprietary technologies used in our products. We pursue patents for some of our new products and unique technologies, and we also rely on a combination of nondisclosure agreements and other contractual provisions, as well as our employees’ commitment to confidentiality and loyalty, to protect our technology, know-how, and processes. Despite the precautions we take, it may be possible for unauthorized third parties to copy aspects of our current or future technology or products or to obtain and use information that we regard as proprietary. We intend to continue protecting our proprietary technology, including through patents. There can be no assurance that the steps we take will be adequate to protect our proprietary rights, that our patent applications will lead to issued patents, that others will not develop or patent similar or superior products or technologies, or that our patents will not be challenged, invalidated, or circumvented by others. Furthermore, the laws of the countries in which our products are or may be developed, manufactured, or sold may not protect our products and intellectual property rights to the same extent as laws in the United States. Our failure to adequately protect our proprietary technologies could harm our business.

The semiconductor industry is characterized by frequent claims of infringement and litigation regarding patent and other intellectual property rights, such as our litigation matters with O2, Linear, Microsemi, and Micrel. Patent infringement is an ongoing risk, in part because other companies in our industry could have patent rights that may not be identifiable when we initiate development efforts. Litigation may be necessary to enforce our intellectual property rights, and we may have to defend ourselves against infringement claims. Such litigation is very costly and may divert our management’s resources. We spent $4.3 million or 17.9% of revenue in 2003, and $4.8 million or 14.8% of revenue in the first nine months of 2004, on patent litigation expenses, and we expect patent litigation expenses to increase in absolute dollars in 2005. Further, we have agreed to indemnify our customers in some circumstances against liability from infringement by our products. In the event any third party were to make an infringement claim against us or our customers, we could be enjoined from selling selected products, including, but potentially not limited to, products in our CCFL backlight inverter family in the O2 matters, products in our DC to DC converter product family in the Linear matter, our CCFL backlight inverter products in the Microsemi matter, and/or potentially all of our products in the Micrel matter, or could be required to indemnify our customers or pay royalties or other damages to third parties. If we were unable to obtain necessary licenses or other rights on acceptable terms, we would either have to change our products so that they did not infringe or stop selling the infringing products, which could have a material adverse effect on our operating results, financial condition, and cash flows.

We derive a substantial majority of our revenues from direct or indirect sales to foreign customers and have significant foreign operations, which may expose us to political, regulatory, economic, foreign exchange, and operational risks.

We derive a substantial majority of our revenues from direct or indirect sales to foreign customers, including 98.6% for 2003 and 98.7% for the first nine months of 2004 from sales either directly or through distribution arrangements to parties located in Asia, a majority of which represents revenues from parties with whom we have distribution arrangements for resale to users of our products in Taiwan. As a result, we are subject to increased risks due to this concentration of business and operations. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including tax laws in the United States and in the countries in which we manufacture or sell our products;

•	trade restrictions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs, and freight rates;

•	longer accounts receivable collection cycles and difficulties in collecting accounts receivables;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations; and

•	less effective protection of intellectual property.

Our manufacturing partners are subject to extensive government regulation, which could increase our costs or limit our ability to sell products and conduct activities in China.

Most of our manufacturing partners, including ASMC, our current foundry, are located in China. In addition, we are currently in the process of establishing a facility in China, initially for the testing of our ICs. The Chinese government has broad discretion and authority to regulate the technology industry in China. China’s government has implemented policies from time to time to regulate economic expansion in China. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us and our manufacturing partners to change our business plans, increase our costs, or limit our ability to sell products and conduct activities in China, which could adversely affect our business and operating results.

In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to encourage the development of the semiconductor industry in China. Such incentives include tax rebates, reduced tax rates, favorable lending policies, and other measures, some or all of which may be available to our manufacturing partners and to us with respect to the facility we propose to establish in China. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives currently provided to our manufacturing partners could adversely affect our business and operating results.

We may be unsuccessful in developing and selling new products or in penetrating new markets required to maintain or expand our business.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to design, develop, manufacture, assemble, test, market, and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our product markets could have a material adverse effect on our competitive position within these markets. Our failure to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues, and/or a loss of market share to competitors.

The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and device structure improvements;

•	timely and efficient implementation of manufacturing, assembly, and test processes;

•	product performance;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

To the extent that we fail to introduce new products or penetrate new markets, our revenues and financial condition could be materially adversely affected.

Because of the lengthy sales cycles for our products and the fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

The introduction of new products presents significant business challenges because product development plans and expenditures must be made up to two years or more in advance of any sales. It takes us up to 12 months or more to design and manufacture a new product prototype. Only after we have a prototype do we introduce the product to the market and begin selling efforts in an attempt to achieve design wins. This sales process, which averages 6 to 12 months, requires us to expend significant sales and marketing resources without any assurance of success. Volume production of products that use our ICs, if any, may not be achieved for an additional 3 to 6 months after an initial sale. Sales cycles for our products are lengthy for a number of reasons:

•	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

•	the commercial adoption of our products by original equipment manufacturers, or OEMs, and original device manufacturers is typically limited during the initial release of their product to evaluate product performance and consumer demand;

•	our products must be designed into a customer’s product or system; and

•	the development and commercial introduction of our customers’ products incorporating new technologies frequently are delayed.

As a result of our lengthy sales cycles, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycles of our products also make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel or change their orders. Our sales are made by purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog is not always a good indicator of our future sales. If customer cancellations or product changes occur, we could lose anticipated sales and not have sufficient time to reduce our inventory and operating expenses.

Our products must meet exacting specifications, and undetected defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability risk.

Our customers generally establish demanding specifications for quality, performance, and reliability that our products must meet. Integrated circuits as complex as ours often encounter development delays and may contain undetected defects or failures when first introduced or after commencement of commercial shipments, which might require product replacement or recall. We have from time to time in the past experienced product quality, performance or reliability problems. If defects and failures occur in our products, we could experience lost revenues, increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, and product returns or discounts, any of which would harm our operating results.

In addition, product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

We compete against many companies with substantially greater financing and other resources, and our market share may be reduced if we are unable to respond to our competitors effectively.

The analog and mixed-signal semiconductor industry is highly competitive, and we expect competitive pressures to continue. Our ability to compete effectively and to expand our business will depend on our ability to continue to recruit applications and design talent, our ability to introduce new products, and our ability to maintain the rate at which we introduce these new products. We compete with several domestic and international semiconductor companies, many of which have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing, and distribution of their products. We are in direct and active competition, with respect to one or more of our product lines, with at least 10 manufacturers of such products, of varying size and financial strength. The number of our competitors has grown due to expansion of the market segments in which we participate. We consider our primary competitors to include Intersil Corporation, Linear, Maxim Integrated Products, Micrel, Microsemi, National Semiconductor Corporation, O2, Semtech Corporation, STMicroelectronics, and Texas Instruments. We expect continued competition from existing competitors as well as competition from new entrants in the semiconductor market. Our ability to compete successfully in the rapidly evolving area of integrated circuit technology depends on several factors, including:

•	our success in designing and manufacturing new products that implement new technologies;

•	our ability to recruit applications and design talent;

•	our protection of our processes, trade secrets, and know-how;

•	our ability to maintain high product quality, reliability, and customer support;

•	the pricing policies of our competitors;

•	the performance of competitors’ products;

•	our ability to deliver in large volume on a timely basis; and

•	our manufacturing, distribution, and marketing capability.

We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering this market.

Our current backlog may not be indicative of future sales.

Due to the nature of our business, in which order lead times may vary, and customers are generally allowed to reschedule or cancel orders on short notice, we believe that backlog is not necessarily a good indicator of future sales. Our quarterly revenues also depend on orders booked and shipped in that quarter. Because lead times for the manufacturing of our products generally take 6 to 8 weeks, we often must build in advance of orders. This subjects us to certain risks, most notably the possibility that expected sales will not materialize, leading to excess inventory, which we may be unable to sell to other customers. Therefore, our backlog may not be a reliable indicator of future sales.

Major earthquakes or other natural disasters and resulting systems outages may cause us significant losses.

Our corporate headquarters, the production facilities of our third-party wafer supplier, a portion of our assembly and research and development activities, and certain other critical business operations are located in or near seismically active regions and are subject to periodic earthquakes. We do not maintain earthquake insurance and could be materially and adversely affected in the event of a major earthquake. Much of our revenues, as well as our manufacturers and assemblers, are concentrated in Southeast Asia. Such concentration increases the risk that other natural disasters, labor strikes, terrorism, war, political unrest, epidemics, and/or health advisories like Sudden Acute Respiratory Syndrome or bird flu could disrupt our operations. In addition, we rely heavily on our internal information and communications systems and on systems or support services from third parties to manage our operations efficiently and effectively. Any of these are subject to failure due to a natural disaster or other disruption. System-wide or local failures that affect our information processing could have material adverse effects on our business, financial condition, operating results, and cash flows.

We intend to expand our operations, which may strain our resources and increase our operating expenses.

We plan to expand our operations, domestically and internationally, and may do so through internal growth, strategic relationships, or acquisitions. We expect that this expansion will strain our systems and operational and financial controls. In addition, we are likely to incur significantly higher operating costs. To manage our growth effectively, we must continue to improve and expand our systems and controls. If we fail to do so, our growth will be limited. If we fail to effectively manage our planned expansion of operations, our business and operating results may be harmed.

We may engage in future acquisitions that dilute the ownership interests of our stockholders and cause us to incur debt or to assume contingent liabilities, and we may be unable to successfully integrate these companies into our operations, which would adversely affect our business.

As a part of our business strategy, we expect to review acquisition prospects that would complement our current product offerings, enhance our design capability or offer other growth opportunities. While we have no current agreements and no active negotiations underway with respect to any acquisitions, we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could use a significant portion of our available cash, issue equity securities which would dilute current stockholders’ percentage ownership, and/or incur substantial debt or contingent liabilities. Such actions by us could impact our operating results and/or the price of our common stock.

In addition, if we are unsuccessful in integrating any acquired company into our operations or if integration is more difficult than anticipated, we may experience disruptions that could harm our business.

Risks Related to This Offering

If the initial public offering price of our common stock in this offering is less than $8.23 per share, the conversion ratio of our Series D preferred stock will be adjusted pursuant to a formula, increasing the number of shares of common stock into which it converts. As a result, you would suffer additional dilution.

If the initial public offering price in this offering is less than $8.23 per share, the conversion ratio of our Series D preferred stock will be adjusted according to a formula. The number of shares of common stock into which the Series D preferred stock would convert upon the closing of this offering would increase as the price per share at which we sell common stock in this offering declines below $8.23. The number of shares of common stock to be outstanding after this offering assumes an initial public offering price of $8.00 per share, the mid-point of the estimated price range shown on the cover of this prospectus. If the initial public offering price is below $8.23 per share, the number of shares of common stock to be outstanding after this offering would increase and you would suffer additional dilution. For instance, at an offering price up to and including $7.77, the 15,576,027 outstanding shares of preferred stock would convert upon closing of this offering into 15,876,027 shares of common stock, at an offering price above $7.77 but below $8.23 into a number of shares of common stock between 15,876,027 and 15,576,027, and at an offering price at or above $8.23 into 15,576,027 shares of common stock.

There has been no prior public market for our common stock, and an active public market may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline. The initial public offering price for the shares of our common stock will be determined by us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. We do not know the extent to which investor interest will lead to the development of an active public market. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price which you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technology by using our shares as consideration.

We expect our stock price to be volatile.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the depth and liquidity of the market for our common stock;

•	developments generally affecting the semiconductor industry;

•	commencement of or developments relating to our involvement in litigation, including the ongoing O2, Linear, Microsemi, and/or Micrel litigation matters;

•	investor perceptions of us and our business;

•	changes in securities analysts’ expectations or our failure to meet those expectations;

•	actions by institutional or other large stockholders;

•	terrorist acts;

•	actual or anticipated fluctuations in our results of operations;

•	developments with respect to intellectual property rights;

•	announcements of technological innovations or significant contracts by us or our competitors;

•	introduction of new products by us or our competitors;

•	our sale of common stock or other securities in the future;

•	conditions and trends in technology industries;

•	changes in market valuation or earnings of our competitors;

•	changes in the estimation of the future size and growth rate of our markets;

•	our results of operations and financial performance; and

•	general economic, industry and market conditions.

In addition, the stock market in general often experiences substantial volatility that is seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Sales of substantial amounts of our common stock could harm the market price of our stock.

A substantial amount of our shares will be eligible for sale shortly after this offering. If our stockholders sell substantial amounts of common stock in the public market soon after the lock-up period ends, the market price of our common stock could fall. Based on shares outstanding as of September 30, 2004, upon completion of this offering, we will have 26,828,695 shares of common stock outstanding at an assumed public offering price of $8.00, the mid-point of the estimated price range shown on the cover of this prospectus. Of these shares, the 5,500,000 shares sold in this offering will be freely tradable. Another 21,124,111 shares will be eligible for sale in the public market 180 days from the date of this prospectus, all of which are subject to lock-up agreements with us and/or the underwriters. Either we or the underwriters may in our respective sole discretion and at any time without notice, release all or any portion of the securities from the restrictions imposed by our respective lock-up agreements with securityholders prior to the expiration of such 180-day period. The remaining 204,584 shares are restricted securities that will become eligible for sale in the public market pursuant to Rule 144 at various dates in the future. The sale of a significant number of these shares could cause the price of our common stock to decline. For more detailed information, see “Shares Eligible for Future Sale.”

Because of their significant stock ownership, our officers and directors will be able to exert significant influence over our future direction.

Executive officers, directors, and entities affiliated with them will, in the aggregate, beneficially own approximately 30.2% of our outstanding common stock following the completion of this offering. Additionally, Jim Jones, one of our directors, is associated with BAVP, L.P., which will own approximately 8.9% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. For more detailed information, see “Principal and Selling Stockholders.”

Management will have broad discretion over the use of proceeds from this offering.

The net proceeds from this offering will be used for general corporate purposes, including working capital and capital expenditures. We currently anticipate spending a portion of the net proceeds on sales and marketing activities, research and development activities, general and administrative matters, including patent litigation, and on capital expenditures, including the facility in China described in “Business—Manufacturing,” which facility involves a commitment of up to $5 million. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Except for the amounts allocated for the China facility, we have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

You will incur immediate and substantial dilution in the net tangible book value of the stock you purchase.

The initial public offering price is substantially higher than the prices paid for our common stock in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $6.06 per share in the net tangible book value per share of our common stock from the price you pay for our common stock at an assumed public offering price of $8.00, the mid-point of the estimated price range shown on the cover of this prospectus. The exercise of outstanding options or warrants with exercise prices less than the pro forma net tangible book value per share after the offering of $1.94 will result in further dilution. In addition, as discussed under “If the initial public offering price of our common stock in this offering is less than $8.23 per share, the conversion ratio of our Series D preferred stock will be adjusted pursuant to a formula, increasing the number of shares of common stock into which it converts. As a result, you would suffer additional dilution.” Up to 300,000 shares could be issued to the holders of our Series D preferred stock, and dilution to you would increase to $6.07 per share, to the extent the initial public price is less than $8.23 per share.

Effective upon the closing of this offering, we will implement anti-takeover provisions that could discourage a third party from acquiring us and consequently decrease the market value of your investment.

Effective upon the closing of this offering, our certificate of incorporation and bylaws will contain provisions that may have the effect of delaying or preventing a change of control or changes in management that a stockholder might consider favorable. Our planned certificate and bylaws, among other things, will provide for a classified board of directors, require that stockholder actions occur at duly called meetings of the stockholders, limit who may call special meetings of stockholders, and require advance notice of stockholder proposals and director nominations. These provisions, along with the provisions of the Delaware General Corporation Law, such as Section 203, prohibiting certain business combinations with an interested stockholder, may delay or impede a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in management could cause the market price of our common stock to decline. For more information about particular anti-takeover provisions, see “Description of Capital Stock.”

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “intend,” and “expect” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $27,410,000, or $33,548,000 if the underwriters exercise their over-allotment option in full, from this offering of our common stock, based on an assumed initial public offering price of $8.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders. We currently anticipate spending a portion of the net proceeds on sales and marketing activities, research and development activities, general and administrative matters, including patent litigation, and on capital expenditures, including the facility in China described in “Business—Manufacturing,” which facility involves a commitment of up to $5 million. Except for the amounts allocated for the China facility, we have not yet allocated specific amounts for these purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Except for our agreement to establish a facility in China, we have no commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction. The principal purposes of this offering are to obtain additional capital, to enhance our ability to acquire other businesses, products or technologies, to create a public market for our common stock, to facilitate our future access to public equity markets, to provide liquidity for our existing stockholders, to improve the effectiveness of our stock option plans in attracting and retaining key employees, to increase the visibility of our company in a marketplace in which several of our competitors are publicly-held companies, and to provide our customers greater assurances as to our long-term viability, which is enhanced by being subject to the financial reporting and disclosure obligations of a public company. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business.

CAPITALIZATION

Our capitalization as of September 30, 2004 is set forth in the following table;

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding preferred stock into shares of our common stock; and

•	on the same pro forma basis as adjusted to give effect to the receipt of the estimated net proceeds from this offering, at an assumed initial public offering price of $8.00 per share.

The table does not include options outstanding as of September 30, 2004 to purchase 7,471,583 shares of our common stock with a weighted average exercise price of $4.25, warrants outstanding as of September 30, 2004 to purchase 93,718 shares of our common stock at a weighted average exercise price of $0.94, and 176,740 shares of common stock issued for $0.001 per share to certain of our employees subject to vesting on October 5, 2004 and October 28, 2004. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the notes to those financial statements and “Description of Capital Stock.”

	September 30, 2004
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share data)
		(unaudited)	(unaudited)
Series D redeemable convertible preferred stock, 5,300,000 shares authorized, 5,087,767 shares issued and outstanding, actual; no shares, pro forma and pro forma as adjusted	$19,418	$—	$—

Stockholder’s equity:
Convertible preferred stock, 10,548,260 shares authorized, actual and pro forma; 5,000,000 shares authorized, pro forma as adjusted; 10,368,260 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	11,163	—	—
Common stock, 35,800,000 shares authorized, actual and pro forma; 150,000,000 shares authorized, pro forma as adjusted; 7,107,991 shares issued and outstanding, actual; 22,828,695 shares issued and outstanding, pro forma; 26,828,695 shares issued and outstanding, pro forma as adjusted	25,696	56,546	83,957
Notes receivable from stockholder	(398)	(398)	(398)
Accumulated other comprehensive income	(69)	(69)	(69)
Deferred stock compensation	(10,534)	(10,534)	(10,534)
Accumulated deficit	(20,830)	(20,830)	(20,830)

Total stockholders’ equity	5,028	24,715	52,126

Total capitalization	$24,446	$24,715	$52,126

The number of shares of common stock shown as outstanding in the table above assumes an initial offering price of $8.00 per share. The number of shares of common stock that will be outstanding following the completion of this offering will vary depending on the initial offering price. Please refer to the description in “The Offering” on page 5.

DILUTION

Our pro forma net tangible book value as of September 30, 2004 was approximately $1.08 per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding, as of September 30, 2004. After giving effect to our sale in this offering of shares of our common stock at an assumed initial public offering price of $8.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2004 would have been $1.94 per share of our common stock. This represents an immediate increase in net tangible book value of $0.86 per share to our existing stockholders and an immediate dilution of $6.06 per share to you. The following table illustrates this per share dilution:

Initial public offering price per share		$8.00
Pro forma net tangible book value per share before this offering	$1.08
Increase attributable to investors in this offering	0.86

Pro forma net tangible book value per share after the offering		1.94

Dilution per share to investors in this offering		$6.06

The differences between our existing stockholders and investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid for both common and preferred stock is summarized on a pro forma basis, as of September 30, 2004 before underwriters’ discount and offering expenses, in the following table. The following table assumes an initial public offering price of $8.00 and does not include 7,565,301 shares of common stock reserved for issuance upon the exercise of outstanding options and warrants as of September 30, 2004. To the extent that all the outstanding options and warrants are exercised, there will be no further dilution to new investors as the weighted average exercise price of the outstanding options and warrants exceeds the pro forma net tangible book value per share after the offering.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing stockholders	22,829	85.1	$30,792	49.0%	$1.35
New investors	4,000	14.9	32,000	51.0%	8.00

Total	26,829	100%	$62,792	100%

If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by the new investors who purchased shares from us will be increased to 4,825,000 shares or 17.4% of the total number of shares of common stock outstanding after this offering.

If the full antidilution adjustment of 300,000 shares occurs, the percentage of shares of common stock held by the new investors who purchased shares from us will decrease to 14.8% of the total number of shares of common stock outstanding after this offering, and the average price per share of the shares purchased from us by existing stockholders will decrease to $1.34, and the dilution per share to investors in this offering will increase to $6.07.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of September 30, 2004 and the selected consolidated statement of operations data for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1999, 2000, and 2001 and the selected consolidated statement of operations data for the years ended December 31, 1999 and 2000 have been derived from audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future. Pro forma net loss per common share reflects the conversion of all outstanding preferred stock into common stock at an assumed initial offering price of $8.00 per share from the beginning of the period presented or at the date of original issuance if later. As described on page 5, the number of shares of common stock issuable upon conversion of all outstanding preferred stock may vary depending on the initial offering price per share. Pro forma net loss per common share reflects the conversion of all outstanding preferred stock into common stock at an assumed initial offering price of $8.00 per share from the beginning of the period presented or at the date of original issuance, if later.

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$572	$5,252	$8,130	$12,206	$24,204	$16,041	$32,796
Cost of revenues:
Product cost	520	3,850	5,969	6,825	10,750	7,689	13,200
Stock-based compensation	—	3	6	6	180	51	634

Total cost of revenues	520	3,853	5,975	6,831	10,930	7,740	13,834

Gross profit	52	1,399	2,155	5,375	13,274	8,301	18,962
Operating expenses:
Research and development (excluding stock-based compensation)	1,175	1,435	2,610	4,459	5,493	4,132	5,421
Sales and marketing (excluding stock-based compensation)	37	387	976	1,443	2,181	1,501	3,002
General and administrative (excluding stock-based compensation)	101	715	832	997	1,733	1,155	2,046
Patent litigation	—	—	958	1,603	4,332	3,747	4,844
Stock-based compensation*	54	494	180	167	2,741	1,283	8,433

Total operating expenses	1,367	3,031	5,556	8,669	16,480	11,818	23,746

Loss from operations	(1,315)	(1,632)	(3,401)	(3,294)	(3,206)	(3,517)	(4,784)
Other income (expense):
Interest and other income	40	37	111	178	170	150	109
Interest and other expense	—	(8)	(283)	(121)	—	(25)	(95)

Total other income (expense), net	40	29	(172)	57	170	125	14

Net loss	(1,275)	(1,603)	(3,573)	(3,237)	(3,036)	(3,392)	(4,770)
Accretion of redeemable convertible preferred stock	—	—	—	447	1,340	1,005	1,005

Net loss attributable to common stockholders	$(1,275)	$(1,603)	$(3,573)	$(3,684)	$(4,376)	$(4,397)	$(5,775)

Basic and diluted net loss per common share	$(0.27)	$(0.33)	$(0.63)	$(0.63)	$(0.71)	$(0.72)	$(0.86)

Shares used in basic and diluted net loss per common share	4,689	4,846	5,682	5,863	6,143	6,072	6,690

Pro forma deemed dividend (unaudited)(1)					$1,157	$1,157	$1,157

Pro forma net loss attributable to common stockholders (unaudited)					$(5,533)	$(5,554)	$(6,932)

Pro forma basic and diluted net loss per common share (unaudited)					$(0.25)	$(0.25)	$(0.31)

Shares used in pro forma basic and diluted net loss per common share (unaudited)					21,864	21,792	22,411

*Stock-based compensation has been excluded from the following line items:
Research and development	$54	$32	$8	$7	$983	$650	$2,592
Sales and marketing	—	387	96	90	562	320	2,015
General and administrative	—	75	76	70	1,196	313	3,826

Total	$54	$494	$180	$167	$2,741	$1,283	$8,433

(1)	We expect to record a deemed dividend upon the closing of this offering relating to the common stock conversion ratio of the Series D redeemable convertible preferred stock as such ratio adjusts upon an initial public offering at a price per share less than $8.23. The deemed dividend is based on an assumed initial public offering price of $8.00 per share. If the initial public offering price exceeds $8.22 per share, there will be no deemed dividend. If the initial public offering price is $7.77 per share and below, the deemed dividend will be $2,400,000.

	December 31,					September 30, 2004
	1999	2000	2001	2002	2003
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,359	$904	$5,264	$17,223	$12,135	$15,683
Short-term investments	—	—	—	—	1,007	—
Restricted assets	—	—	—	—	787	5,977
Working capital	2,453	796	4,621	17,568	16,743	13,528
Total assets	2,811	4,346	8,078	21,614	22,603	35,077
Redeemable convertible preferred stock	—	—	—	17,074	18,413	19,418
Convertible preferred stock	4,379	4,379	11,163	11,163	11,163	11,163
Total stockholders’ equity	2,651	1,697	5,441	1,979	1,231	5,028

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop, and market proprietary, advanced analog and mixed-signal semiconductors. Our products include cold cathode fluorescent lamp (CCFL) backlight inverter ICs, direct current (DC) to DC converter ICs, light emitting diode (LED) driver ICs, and audio amplifier ICs. These products are used to perform functions such as lighting electronic displays, converting or controlling voltages or current within systems, and amplifying sound. Since our incorporation in 1997, we have focused on delivering products for large and high growth market opportunities, currently targeting the computing, consumer electronics, and wireless markets.

We operate in the cyclical semiconductor industry. For example, according to the Semiconductor Industry Association, overall semiconductor industry revenues grew by 37% from 1999 to 2000 and then declined by 32% from 2000 to 2001. Although the semiconductor industry has recently experienced increased demand, the industry may experience downturns in the future. While we will not be immune from future industry downturns, we have targeted product and market areas that we believe have the ability to offer above average industry growth over the long term. In addition, we currently operate as a fabless semiconductor company, working with third parties to manufacture and assemble our integrated circuits, which has enabled us to minimize our capital expenditures and fixed costs, while focusing our engineering and design resources on our core strengths.

We have derived a majority of our revenues from sales of our CCFL backlight inverter product family to the computing and consumer electronics markets. In the future, we expect to derive an increasing percentage of our revenues from sales of our other products, such as DC to DC converter ICs and LED driver ICs. Our ability to achieve revenue growth will depend in part upon our ability to enter new market segments, gain market share, diversify our customer base, and successfully secure manufacturing capacity.

The markets to which we sell our products are subject to seasonality. Our revenues generally tend to increase in the third and fourth quarters of each calendar year, when customers place orders to meet year-end holiday demand, and our revenues tend to decrease in the first quarter of each calendar year. However, our recent rapid revenue growth makes it difficult for us to assess the impact of seasonal factors on our business. This difficulty is partly attributable to a shift in our product mix from seasonally impacted markets to less seasonally impacted markets and to the impact of market share growth during what we would expect to be a seasonally down quarter. In particular, strong sales of our CCFL backlight inverter ICs and our DC to DC converter ICs resulted in increased revenues during the second quarter of 2003 compared to the fourth quarter of 2002, partially offsetting seasonal demand factors.

Our sales cycle generally takes 6 to 12 months to complete following the introduction of a product, and volume production of products that use our ICs generally takes an additional 3 to 6 months to be achieved, after initial customer orders are received. As a result of our sales cycle and our relatively long product life cycles, characteristics of an analog and mixed-signal semiconductor company, our revenue for any given period tends to be weighted toward products which we introduced for sale in the prior one to two years. For example, in 2003, a majority of our revenues were generated by sales of products which we first introduced for sale prior to 2002. The timing and volume of orders is subject to the timing and volume of demand for our customers’ products. This, combined with the fact that orders in the semiconductor industry can typically be cancelled or rescheduled without significant penalty to the customer, makes the forecasting of our orders and revenues challenging.

We sell our ICs primarily through distribution arrangements and through our direct sales and applications support organization to original design manufacturers and electronic manufacturing service providers. Our largest direct customers in 2003 (including such third parties under distribution arrangements) were CTP, Yosun, and Ambit/Unique Logistics, accounting for 30%, 16%, and 14% of our revenues, respectively. In the nine months ended September 30, 2004, AIT, Uppertech, and Yosun accounted for 27%, 20%, and 10% of our revenues, respectively. Original design manufacturers, electronic manufacturing service providers and other third parties under distribution arrangements are not end customers, but rather serve as a channel to many end users of our products, while other end users of our products purchase from us directly. Our end users include Acer, Dell, Hewlett-Packard, and IBM in the computing industry, LG Electronics, Samsung, and Sharp in the consumer electronics industry, and Apple, Dell, LG Electronics, and Motorola in the wireless industry.

We derive a substantial majority of our revenues from direct or indirect sales to foreign customers, including 98.6% for 2003 and 98.7% for the nine months ended September 30, 2004 from sales either directly or through distribution arrangements to parties located in Asia, a majority of which represents revenues from parties with whom we have distribution arrangements for resale to users of our product in Taiwan. This is because most of the products that use our ICs are manufactured in Asia. As a result, we believe that a substantial majority of our revenues will continue to come from customers located in Asia, although in the future we expect sales into Taiwan to decrease as a percentage of revenues as sales into other Asian regions increase.

Our gross margins have improved steadily over the last three years on an annual basis, reaching 54.8% in the year ended December 31, 2003 and 57.8% for the nine months ended September 30, 2004. On a quarterly basis, our gross margins may fluctuate, and our first quarters have historically been our lowest gross margin quarters due to seasonality. As a fabless semiconductor company, we rely on third party foundries to manufacture our ICs. We also rely on third-party assemblers to assemble and package our ICs prior to final product testing and shipping. Our improvement in gross margins was primarily due to a growth in unit volumes, which resulted in a lower per unit cost, as well as a reduction in our overall manufacturing costs, which included a significant reduction in wafer costs resulting from a change of our primary external foundry during the first half of 2003. As we diversify our revenue mix, we expect to see a reduction in overall average selling prices as our DC to DC converter and LED driver ICs, which we expect will represent an increasing percentage of revenues, typically sell at lower prices. However, we expect the impact of these changes in product mix on our overall gross margins to be approximately offset by increased sales of new higher margin products and lower manufacturing costs. However, there can be no assurance that margin growth can be achieved, and margins can fluctuate due to changes in overall average selling prices, product mix, market acceptance of new products, and manufacturing efficiencies.

Patent Litigation.    One of the key factors that might cause our operating results to fluctuate from quarter to quarter and from year to year is the status of our litigation with O2, Linear, Microsemi, and Micrel. As described beginning on page 9 of the risk factors and under “Business—Legal Proceedings” beginning on page 61, the outcome of that litigation is highly uncertain. We expect to continue to incur patent litigation expenses in future periods, and such expenses might fluctuate significantly from quarter to quarter due to developments in our various litigation matters.

We are engaged in patent litigation in the United States and Taiwan with O2 and in the U.S. with Linear, Microsemi, and Micrel. This patent litigation has had a significant impact on our financial condition and results of operations for 2003 and the nine months ended September 30, 2004 including the incurrence of litigation expenses discussed below, and, in the O2 litigation, the posting of cash bonds with the Taiwan court of approximately $6.1 million and the seizure of assets with a net book value of approximately $18,000 through September 30, 2004. We expect the litigation to continue for the foreseeable future and to require us to continue to incur significant litigation expenses, equal to or greater than the litigation expenses we incurred in 2003 and the nine months ended September 30, 2004 ($4.3 million and $4.8 million, respectively). The ultimate outcome of the litigation in Taiwan and the United States could have a significant impact on our financial condition and results of operations. If we prevail in the litigation in United States and Taiwan, we would expect to see significant improvement in our expense levels once we no longer incur substantial legal fees.

O2 Litigation.    If we do not prevail in the O2 litigation, either in the United States or Taiwan, we may experience a significant negative impact on our financial condition and results of operations. Potential unfavorable outcomes include: (i) losing at trial in the United States (now scheduled for February 2005), (ii) being found by the court in Taiwan to have violated the Taiwanese injunction, (iii) losing in the court in Taiwan on O2’s contention that the injunction should be expanded to include our MP 1010B product, (iv) losing in the underlying patent infringement suit against us by O2 in Taiwan, and (v) if O2 appeals the summary judgment in our favor in the United States, losing the appeal and being required to re-litigate the issue in the United States.

Losing at trial in the United States could result in a damage award against us in an indeterminate amount (O2 has submitted to the court a damage claim in the case scheduled for trial in February 2005 ranging from $1 million to several tens of millions of dollars). Being found to have violated the existing Taiwan injunction could result in fines of up to $9,000 per shipment of the specified products and could further preclude us from selling and shipping these products to anyone who would subsequently sell them into Taiwan. Sales of the MP 1011A and MP 1015 products collectively accounted for 28.3% of our total revenue for the nine months ended September 30, 2004, and sales of our MP 1010B accounted for an additional 15.5% of our total revenue in that period. We believe that a significant portion of those products were in turn shipped into Taiwan by third parties with whom we have distribution arrangements. Thus, an expanded injunction that effectively precluded shipment of these products into Taiwan (whether by us or by others who are commissioned by us) would have a materially adverse effect on our results of operations. Similarly, if we were to lose on any of the underlying patent infringement claims in Taiwan or upon any appeal of the existing summary judgment in the United States, we could be enjoined from selling a significant portion of our products (potentially including our MP 1011A and MP 1015 products, as well as other products in our CCFL backlight inverter product family) in the United States and/or Taiwan, either directly or through distribution arrangements. This would have a material adverse effect on our results of operations and financial condition. Direct sales to U.S.-based customers of our products covered by the O2 litigation accounted for less than 1% of our revenues for the nine months ended September 30, 2004. However, because a substantial portion of our products is resold into the U.S. as components of our indirect customers’ products, an injunction covering such products could prevent us from selling all or substantially all of our CCFL backlight inverter products, which accounted for 49.2% of our revenue for the nine months ended September 30, 2004.

Linear ITC Litigation.    In our litigation matter with Linear that is before the U.S. International Trade Commission (ITC), we expect to incur at least $3 million in legal fees and related expenses over the next 12 to 15 months, if the litigation goes to completion. If Linear is successful in securing an exclusion order against one or more of our products, such an exclusion order would prevent such products from being shipped into the United States and would have a material adverse effect on our results of operations and financial condition. Both direct sales to U.S.-based customers and overall sales of our products identified by Linear in the Linear ITC litigation accounted for less than 1% of our revenues for the nine months ended September 30, 2004. However, if Linear successfully adds other products to its initial claim, then the scope of that proceeding could be expanded to include, among other of our products, most or all of our DC to DC converter products. If this were to occur, coupled with the fact that many of such products could be eventually brought indirectly into the U.S. by our customers or other third parties, then an injunction covering such products could prevent us from selling all or substantially all of our DC to DC converter products.

Microsemi Litigation.    In our patent litigation with Microsemi, we anticipate that litigating this case through trial could cause us to incur legal fees in the approximate range of $3 million to $4 million. However, it is difficult to predict how the litigation will proceed or be resolved because this matter is in a very preliminary stage. In its complaint, Microsemi identifies four patents that purportedly are now owned by it and alleges that we infringe those patents, which we believe relate to CCFL backlight inverters. The complaint does not identify which claims in the four patents are allegedly infringed nor does it identify which of our products supposedly infringe the patent claims. The complaint requests an injunction to prevent us from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. If we do not prevail in the litigation, we could be ordered to pay substantial monetary damages and could be enjoined from selling one or more of our products into the U.S., either directly or indirectly. As described above under “Overview—O2 Litigation,” a substantial portion of our revenues are derived from sales of our CCFL backlight inverter products, many of which are sold indirectly by our customers back into the U.S. Accordingly, an injunction covering any of our important products, or an award of substantial money damages, would have a material adverse affect on our results of operations.

Micrel Litigation.    In our patent litigation with Micrel, we anticipate that litigating this case through trial could cause us to incur legal fees in the approximate range of $2 million to $5 million. However, it is difficult to predict how the litigation will proceed or be resolved because this matter is in a very preliminary stage. In its complaint, Micrel identifies two patents that purportedly are owned by it and alleges that we infringe those patents. Micrel’s complaint does not identify which claims in the two patents are allegedly infringed nor does it identify which of our products supposedly infringe the patent claims. However, because Micrel’s patents relate to semiconductor manufacturing processes and semiconductor design elements rather than a specific device, all of our products could potentially be implicated. The complaint requests an injunction to prevent us from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. If we do not prevail in the litigation, we could be ordered to pay substantial monetary damages and could be enjoined from selling our products into the U.S., either directly or indirectly. As described above under “Overview—O2 Litigation,” a substantial portion of our products are sold indirectly by our customers into the U.S. Accordingly, an injunction, or an award of substantial money damages, would have a material adverse affect on our results of operations.

If adverse results in any of the O2, Linear, Microsemi, or Micrel cases were to prevent us from selling our products in Taiwan and/or the United States, we would attempt to increase sales in China, Korea, Japan, and Europe, which are all markets in which we are currently attempting to expand sales. This effort could be complicated, however, by the fact that many of our customers in these markets would likely desire to sell our products indirectly back into the U.S. or Taiwan.

Results of Operations

The following describes certain line items in our statement of operations:

Revenues.    Revenues consist of sales of our ICs, net of sales discounts, returns, and incentives. All of our sales are denominated in U.S. dollars, and we are therefore not subject to foreign exchange rate fluctuation.

Gross Profit.    Gross profit consists of the difference between revenues and cost of revenues. Cost of revenues consists primarily of the costs of purchasing processed silicon wafers and also includes costs associated with assembly, test, and shipping of our ICs, cost of personnel and equipment depreciation associated with manufacturing support and quality assurance, and occupancy costs. All of our sales and product costs are denominated in U.S. dollars and are therefore not subject to foreign exchange rate fluctuation.

Research and Development.    Research and development expenses consist primarily of employee, contractor, and related costs, expenses for new product development and testing, expenses for process development, evaluation, photolithographic masks and revisions to the masks, occupancy costs, and depreciation on research and development equipment. All research and development costs are expensed as incurred. We plan to continue to invest a significant amount in research and development activities to develop new products and processes. Accordingly, we expect research and development expenses to increase in absolute dollars in future periods.

Sales and Marketing.    Sales and marketing expenses consist primarily of employee, contractor, and related costs, occupancy costs, sales commissions to independent sales representatives, and promotional and marketing expenses. We expect sales and marketing expense to increase in absolute dollars in future periods.

General and Administrative.    General and administrative expenses consist primarily of employee, contractor and related costs, occupancy costs, insurance, and professional services. We expect general and administrative expenses will increase in absolute dollars to support our future operations as well as the additional costs of operating as a publicly traded company.

Patent Litigation.    Patent litigation expenses consist of external legal fees incurred as a result of our lawsuits with O2, Linear, and Microsemi. These expenses have been primarily for our own defense but also include legal expenses incurred by our customers that O2 has or may take action against in various international courts. We have agreed to indemnify certain of our customers in their lawsuits with O2 relating to their use of our ICs in their products. Our U.S. case against O2 is scheduled for trial in February of 2005 and Linear’s case against us is set for trial before the ITC commencing March 30, 2005. No trial date has yet been set in the Microsemi litigation. We expect to continue to incur patent litigation expenses in future periods, and such expenses might fluctuate significantly from quarter to quarter due to developments in our litigation matters with O2, Linear and Microsemi.

As of September 30, 2004, we have deposited approximately $6.1 million with Taiwanese courts in connection with our two injunctions there. The deposits are held in a certificate of deposit account by the court and are accounted for as restricted assets in our balance sheet. If we lose our lawsuit with O2 in Taiwan, we could forfeit some or all of these deposits and, if we are found to be in violation of O2’s injunction, we could face additional penalties.

Stock-Based Compensation.    We have granted stock options to employees where the fair value of our stock determined for financial reporting purposes was greater than the fair value determined by our board of directors on the date of grant. We have recorded an aggregate of $21.9 million of deferred stock compensation related to these grants. As of September 30, 2004, $10.5 million of deferred stock compensation remained to be amortized through 2008. We determine our amortization expense following the multiple grant approach, which results in substantially higher amounts of amortization in earlier years as opposed to the single grant approach, which results in equal amortization over the vesting period of the options. Such amortization is allocated to operating expenses and cost of revenues based upon the individual employees’ functions. As of September 30, 2004, amortization is expected to be $2.5 million, $5.1 million, $2.3 million, and $0.6 million in the remainder of 2004, 2005, 2006, and 2007, respectively.

We have also granted stock options to non-employee consultants. These options are valued using the fair value method and the related charge is classified in the statement of operations based on the nature of the services received. Based on the estimated fair value of our common stock at September 30, 2004, approximately $0.2 million of future charges will be recorded over the vesting periods through 2007. Approximately $44,000 of this amount would be charged to compensation expense in the remainder of 2004. The ultimate amount of this charge each year will vary depending on changes in the fair market value of our common stock.

Income Taxes.    As of December 31, 2003, we had federal net operating loss carryforwards of $7.5 million. These net operating loss carryforwards will expire on various dates beginning in 2012. We also had research and development tax credit carryforwards of $0.7 million and $0.6 million for federal and state income tax purposes, respectively. The federal research and development tax credit carryforwards will expire on various dates beginning in 2012. The state research tax credit can be carried forward indefinitely. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. In connection with the establishment of our facility in China described below under “Liquidity and Capital Resources,” we have also established sales entities to engage in sales outside of North America. We believe this business expansion is structured in a tax efficient manner, although the achievement of any expected tax benefits is contingent upon several factors, including the judgments of taxing authorities in several jurisdictions, and therefore cannot be assured.

Deemed Dividend.    We may record a deemed dividend on our Series D redeemable convertible preferred stock (Series D) upon our initial public offering as the conversion terms include a provision to reduce the conversion price in connection with an initial public offering at a price per share of $8.22 or less. In accordance with EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, we determine the incremental shares issuable pursuant to the conversion price adjustment at the time of our initial public offering and compute the deemed dividend based on the fair value of our common stock at the commitment date, which is November 2004 when such terms were modified to limit the maximum additional shares to 300,000. Based on an assumed initial public offering price of $8.00 per share, the deemed dividend will be $1,157,464, at an assumed initial public offering price of $7.77 per share and below, the deemed dividend will be $2,400,000, and at an assumed initial public offering price of $8.23 and above, there will be no deemed dividend.

The following table sets forth our statements of operations data as a percentage of revenues for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	73.5	55.9	45.2	48.3	42.2

Gross profit	26.5	44.1	54.8	51.7	57.8
Operating expenses:
Research and development	32.1	36.5	22.7	25.8	16.5
Sales and marketing	12.0	11.8	9.0	9.4	9.2
General and administrative	10.2	8.2	7.2	7.2	6.2
Patent litigation	11.8	13.1	17.9	23.3	14.8
Stock-based compensation	2.2	1.4	11.3	8.0	25.7

Total operating expenses	68.3	71.0	68.1	73.7	72.4

Operating loss	(41.8)	(26.9)	(13.3)	(22.0)	(14.6)
Interest and other income	1.4	1.5	0.7	0.9	0.3
Interest expense	(3.5)	(1.0)	—	(0.1)	(0.3)

Total other income (expense), net	(2.1)	0.5	0.7	0.8	0.0

Net loss	(43.9)%	(26.4)%	(12.6)%	(21.2)%	(14.6)%

Comparison of Nine Months Ended September 30, 2004 and September 30, 2003

Revenues.    Revenues were $32.8 million for the nine months ended September 30, 2004 and $16.0 million for the nine months ended September 30, 2003, an increase of 104.5%. This increase was due to an increase in revenues from our DC to DC converter, CCFL backlight inverter, LED driver, and audio amplifier product families. The increase in revenues from our DC to DC converter product family was due to several new product releases for the computer, consumer electronics, and wireless markets combined with increased demand for our existing products. This resulted in higher unit volumes which were partially offset by a slight decrease in average selling prices. The increase in our CCFL backlight inverter product family was due to several new product releases and increased demand for our existing products. The increase in unit volumes was partially offset by a slight decrease in average selling prices. The increase in revenues from our LED driver product family was due to several new product releases. The increase in revenues from our audio amplifier product family was due to an increase in unit volumes.

The following table illustrates changes in our revenues by product family (amounts in thousands):

	Nine months ended September 30,
	2003		2004
	Amount	% of Revenue	Amount	% of Revenue	Change
CCFL Inverters	$11,487	71.6%	$16,150	49.2%	40.6%
DC to DC Converters	3,305	20.6	12,613	38.5	281.6
LED Drivers	1,021	6.4	3,313	10.1	224.5
Audio Amplifiers	228	1.4	720	2.2	215.8

Total	$16,041	100.0%	$32,796	100.0%	104.5%

Gross Profit.    Gross profit as a percentage of revenues, or gross margin, was 57.8% for the nine months ended September 30, 2004, compared to 51.7% for the nine months ended September 30, 2003. The increase in gross margin was primarily due to lower per unit costs associated with volume efficiencies attributable to a growth in unit shipments from our CCFL backlight inverter product family and the introduction of several new products in our DC to DC converter product family. In addition, we reduced our material costs and assembly costs and improved our sort and final test yields.

Research and Development.    Research and development expenses were $5.4 million, or 16.5% of revenues, in the nine months ended September 30, 2004 and $4.1 million, or 25.8% of revenues, in the nine months ended September 30, 2003. This increase of $1.3 million was due to headcount increases to support additional product development activities.

Sales and Marketing.    Sales and marketing expenses were $3.0 million, or 9.2% of revenues, in the nine months ended September 30, 2004, and $1.5 million, or 9.4% of revenues, in the nine months ended September 30, 2003. The increase of $1.5 million was due to additional headcount to support our growing revenue base and, secondarily, to commissions paid to our outside sales representatives due to an increase in revenues.

General and Administrative.    General and administrative expenses were $2.0 million, or 6.2% of revenues, in the nine month ended September 30, 2004, and $1.2 million, or 7.2% of revenues, in the nine months ended September 30, 2003. The increase was primarily due to higher professional services costs and additional headcount to support our growth.

Patent Litigation.    Patent litigation expenses were $4.8 million, or 14.8% of revenue, in the nine months ended September 30, 2004, and $3.7 million, or 23.4% of revenue, in the nine months ended September 30, 2003. The dollar increase was due to the increase in activities associated with our multiple lawsuits in the U.S. and Taiwan. For a more complete description of our litigation matters, please read our litigation Risk Factor beginning on page 9 as well as “Business—Legal Proceedings” beginning on page 61.

Stock-Based Compensation.    Stock-based compensation expense was $8.4 million, or 25.7% of revenues, in the nine months ended September 30, 2004, and $1.3 million, or 8.0% of revenues, in the nine months ended September 30, 2003. The increase is due to the grants of options during second half of 2003 with exercise prices below the deemed fair value of our common stock resulting in deferred stock compensation, which resulted in an increase in amortization during 2004.

In October 2004, our stockholders approved an issuance of restricted stock of 176,740 shares, which will result in additional amortization of stock-based compensation expense. The amortization expense is $0.2 million, $0.7 million, $0.3 million, $0.1 million, and $27,000 for the years 2004, 2005, 2006, 2007, and 2008, respectively.

Interest and Other Income, Net.    Interest and other income, net was $14,000 in the nine months ended September 30, 2004, and $0.1 million in the nine months ended September 30, 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Revenues.    Revenues for the year ended December 31, 2003 were $24.2 million compared to $12.2 million for the year ended December 31, 2002, an increase of 98.3%. This increase was due to an increase in revenues from our CCFL backlight inverter and DC to DC converter product families. The increase in revenues from our CCFL backlight inverter product family was due to several new product releases and increased demand for our existing products. This resulted in higher unit volumes which were partially offset by a decline in average selling prices. The increase in revenues from our DC to DC converter product family was due to an increased number of new product offerings for the computer, consumer electronics, and wireless markets. Volume sales began in the third quarter of 2003 for our DC to DC product family. Revenues from our audio amplifier product family accounted for 1.3% and 14.0% of total revenues for the years ended December 31, 2003 and December 31, 2002, respectively. Revenues for our audio amplifier product family for the year ended December 31, 2002 were primarily driven by a non-recurring order by one customer.

The following table illustrates changes in our revenues by product family (amounts in thousands):

	Years ended December 31,				Change
	2002		2003
	Amount	% of Revenue	Amount	% of Revenue
CCFL Inverters	$9,694	79.4%	$16,898	69.8%	74.3%
DC to DC Converters	388	3.2	5,549	22.9	1,330.2
LED Drivers	421	3.4	1,442	6.0	242.5
Audio Amplifiers	1,703	14.0	315	1.3	(81.5)

Total	$12,206	100.0%	$24,204	100.0%	98.3%

Gross Profit.    Gross margin was 54.8% for the year ended December 31, 2003, compared with 44.1% for the year ended December 31, 2002. The increase in gross margin was primarily due to lower per unit costs associated with volume efficiencies attributable to a growth in unit shipments from our CCFL backlight inverter product family and the introduction of several new products in our DC to DC converter product. In addition, we reduced our manufacturing costs by converting to a lower cost foundry in the first half of 2003, reducing our assembly costs, and improving our test yields.

Research and Development.    Research and development expenses increased to $5.5 million, or 22.7% of revenues, for the year ended December 31, 2003 from $4.5 million, or 36.5% of revenues,

for the year ended December 31, 2002. This dollar increase of 23.2% was primarily due to higher compensation and related costs of $0.8 million driven by increases in our engineering headcount.

Sales and Marketing.    Sales and marketing expenses increased to $2.2 million, or 9.0% of revenues, for the year ended December 31, 2003 from $1.4 million, or 11.8% of revenues, for the year ended December 31, 2002. This dollar increase of 51.1% was due to higher compensation and related costs of $0.5 million driven by increases in sales and marketing personnel.

General and Administrative.    General and administrative expenses increased to $1.7 million, or 7.2% of revenues, for the year ended December 31, 2003 from $1.0 million, or 8.2% of revenues, for the year ended December 31, 2002. This dollar increase of 73.8% was due to higher compensation and related costs of $0.3 million from increases in administrative personnel, higher insurance costs of $0.2 million, and higher professional services costs of $0.1 million, such as general legal expenses and audit fees.

Patent Litigation.    Patent litigation expenses increased to $4.3 million or 17.9% of revenues, for the year ended December 31, 2003 from $1.6 million or 13.1% of revenues, for the year ended December 31, 2002. This dollar increase of 170.3% was due to increased activities associated with multiple lawsuits in the U.S. and Taiwan with O2.

Stock-Based Compensation.    In 2002 and 2003, we recorded stock-based compensation expense for employee option grants where the fair value of our stock determined for financial reporting purposes was greater than the fair value determined by our board of directors on the date of such grants and also for non-employee option grants based on the estimated fair values of such options. In the year ended December 31, 2003, stock-based compensation expense increased $2.6 million over 2002. This increase is due to $1.9 million of amortization of deferred stock compensation related to current year employee stock option grants and to fair value charges for stock options granted to non-employees in 2003 and previous years. The non-employee options are measured using variable accounting, and the expenses accordingly fluctuate with changes in the fair market value of our common stock.

Stock-based compensation allocated to general and administrative expenses increased from $0.1 million in 2002 to $1.2 million in 2003. This increase is primarily due to grants of options to consultants and also due to current year option grants to administrative personnel and board members. In addition, stock-based compensation of $0.2 million has been recorded as an offset to revenue in 2003 for stock options granted to a non-employee in connection with a distribution arrangement.

Interest and Other Income.    Interest and other income was $0.2 million for the year ended December 31, 2003, compared to $0.2 million for the year ended December 31, 2002. Interest income is earned on our cash and short-term investments.

Interest and Other Expense.    For the year ended December 31, 2003, we did not have interest or other expense. For the year ended December 31, 2002, we had $0.1 million in interest and other expense as a result of our notes payable and our credit line. The notes, along with all related interest, were converted to preferred stock in 2002, and the credit line was repaid in 2002.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Revenues.    Revenues were $12.2 million for the year ended December 31, 2002 compared to $8.1 million for the year ended December 31, 2001, an increase of 50.1%. This increase was due to a 19.2% increase in revenues from our CCFL backlight inverter product family and to initial shipments of our LED driver, DC to DC converter, and audio amplifier product families. The increase in revenues from the CCFL backlight inverter product family was due to the growth in the notebook computer and flat panel display markets. Revenues from our CCFL backlight inverter product family were 79.4% of total revenues for the year ended December 31, 2002, compared to 100% for the year ended 2001. Revenues from our audio product family were 14.0% for the year ended December 31, 2002, compared to 0% for the year ended 2001, which were driven by the introduction of new products and a new single non-recurring customer order.

The following table illustrates changes in our revenues by product family (amounts in thousands):

	2001		2002
	Amount	% of Revenue	Amount	% of Revenue	Change
CCFL Inverters	$8,130	100.0%	$9,694	79.4%	19.2%
DC to DC converters	—	—	388	3.2	100.0
LED Drivers	—	—	421	3.4	100.0
Audio Amplifiers	—	—	1,703	14.0	100.0

Total	$8,130	100.0%	$12,206	100.0%	50.1%

Gross Profit.    Gross margin was 44.1% for the year ended December 31, 2002 compared to 26.5% for the year ended December 31, 2001. The increase in gross margin was primarily due to sales of higher margin audio amplifier products.

Research and Development.    Research and development expenses increased to $4.5 million, or 36.5% of revenues, for the year ended December 31, 2002 from $2.6 million, or 32.1% of revenues, for the year ended December 31, 2001. This dollar increase of 70.8% was primarily due to higher compensation and related costs of $1.1 million from increases in our engineering headcount, as well as increases in mask process development costs for new products of $0.3 million.

Sales and Marketing.    Sales and marketing expenses increased to $1.4 million, or 11.8% of revenues, for the year ended December 31, 2002 from $1.0 million, or 12.0% of revenues, for the year ended December 31, 2001. This dollar increase of 47.9% was due to higher compensation and related costs of $0.4 million from increases in sales and marketing personnel.

General and Administrative.    General and administrative expenses increased to $1.0 million, or 8.2% of revenues, for the year ended December 31, 2002 from $0.8 million, or 10.2% of revenues, for the year ended December 31, 2001. This dollar increase of 19.8% was due to higher compensation and related costs of $0.1 million.

Patent Litigation.    Patent litigation expenses increased to $1.6 million or 13.1% of revenues, for the year ended December 31, 2002 from $1.0 million or 11.8% of revenues, for the year ended December 31, 2001. This dollar increase of 67.1% was due to an increase in costs related to our lawsuits in the U.S. with O2.

Stock-Based Compensation.    Stock-based compensation expense remained relatively stable from 2001 to 2002 due to the continued amortization of previously incurred deferred stock compensation charges and non-employee stock compensation charges. In both 2001 and 2002, slightly more than half of stock-based compensation expense was allocated to sales and marketing expense.

Interest and Other Income.    Interest and other income was $0.2 million for the year ended December 31, 2002. This compares to $0.1 million for the year ended December 31, 2001. Interest income is earned on our cash and cash equivalents.

Interest and Other Expense.    Interest and other expense was $0.1 million for the year ended December 31, 2002, compared to $0.3 million for the year ended December 31, 2001. The decrease of $0.2 million was due to the reduction of debt obligations in 2002.

Selected Quarterly Financial Information

The following table sets forth our unaudited quarterly consolidated statements of operations for each of the eight quarters in the period ended December 31, 2003 and for the quarters ended June 30, 2004 and September 30, 2004 and our audited quarterly consolidated statements of operations for the quarter ended March 31, 2004. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future periods.

	Three months ended
	Mar 31, 2002	June 30, 2002	Sept 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004
	(in thousands, except per share data)
Revenues	$1,879	$2,713	$3,373	$4,241	$3,256	$4,675	$8,110	$8,163	$6,795	$11,264	$14,737
Cost of revenues	1,186	1,602	1,910	2,133	1,866	2,330	3,544	3,189	3,273	4,729	5,832

Gross profit	693	1,111	1,463	2,108	1,390	2,345	4,566	4,974	3,522	6,535	8,905
Gross profit %	36.8%	40.9%	43.4%	49.7%	42.7%	50.2%	56.3%	60.9%	51.8%	58.0%	60.4%
Operating expenses:
Research and development (excluding stock-based compensation)	955	924	1,093	1,487	1,281	1,480	1,372	1,361	1,364	1,964	2,093
Sales and marketing (excluding stock-based compensation)	234	344	365	500	465	446	589	681	999	957	1,046
General and administrative (excluding stock-based compensation)	156	181	298	363	350	417	388	578	532	697	817
Patent litigation	266	343	622	371	1,097	1,372	1,278	585	601	874	3,370
Stock-based compensation	41	42	42	42	148	356	779	1,458	2,950	2,801	2,682

Total operating expenses	1,652	1,834	2,420	2,763	3,341	4,071	4,406	4,663	6,446	7,293	10,008

Income (loss) from operations	(959)	(723)	(957)	(655)	(1,951)	(1,726)	160	311	(2,924)	(758)	(1,103)
Other income (expense):
Interest income and other income	20	21	51	86	76	43	31	45	26	43	40
Interest and other expense	(9)	(25)	(70)	(17)	—	—	(25)	—	(1)	(10)	(84)

Total other income (expense), net	11	(4)	(19)	69	76	43	6	45	25	33	(44)

Net income (loss)	(948)	(727)	(976)	(586)	(1,875)	(1,683)	166	356	(2,899)	(725)	(1,147)
Accretion of redeemable preferred stock	—	—	112	335	335	335	335	335	335	335	335

Net income (loss) attributable to common stockholders	$(948)	$(727)	$(1,088)	$(921)	$(2,210)	$(2,018)	$(169)	$21	$(3,234)	$(1,060)	$(1,482)

Basic income (loss) per common share	$(0.17)	$(0.12)	$(0.18)	$(0.15)	$(0.37)	$(0.33)	$(0.03)	$0.01	$(0.50)	$(0.16)	$(0.22)

Diluted income (loss) per share	$(0.17)	$(0.12)	$(0.18)	$(0.15)	$(0.37)	$(0.33)	$(0.03)	$0.00	$(0.50)	$(0.16)	$(0.22)

Shares used in basic income (loss) per common share	5,709	5,861	5,905	5,977	6,018	6,051	6,147	6,358	6,482	6,706	6,818

Shares used in diluted income (loss) per common share	5,709	5,861	5,905	5,977	6,018	6,051	6,147	20,815	6,482	6,706	6,818

Revenues.    Revenues increased each quarter from the first quarter of 2002 through the fourth quarter of 2002 as a result of the introduction of new CCFL backlight inverter products as well as higher unit shipments of existing CCFL backlight inverter products. In the third and fourth quarters of 2002, revenues from our audio amplifier product family increased substantially, driven by one customer who placed a large order during this time frame. A decline in revenues from the fourth quarter of 2002 to the first quarter of 2003 is attributable to the seasonality of demand for our CCFL backlight inverter ICs, as well as a significant decrease in revenues from our audio amplifier product family. Revenues increased quarter over quarter in 2003 as the demand for our CCFL backlight inverter ICs continually increased and also as a result of the introduction of new products in our DC to DC converter product family in the third quarter of 2003. Revenues for the three months ended March 31, 2004 decreased 16.8% from $8.2 million in the three months ended December 31, 2003, due to the seasonally lower demand in the computer and wireless markets. Revenues for the three months ended June 30, 2004 increased 65.8% from $6.8 million in the three months ended March 31, 2004, due to an increase in demand in the computer and wireless markets. Revenues for the three months ended September 30, 2004 increased 30.8% from $11.3 million due to an increase in demand for all our products.

Gross Profit.    Gross margins increased each quarter from the first quarter of 2002 through the fourth quarter of 2002. This increase was primarily due to the introduction of new CCFL inverter products with higher average selling prices and the increase in unit shipments of our higher-margin audio product family. The decline in our gross margin in the first quarter of 2003 was primarily due to a significant decrease in unit shipments from our higher-margin audio amplifier product family and lower average selling prices of our CCFL backlight inverter products. Gross margins increased in the second and third quarters of 2003 primarily due to the introduction of new products in our DC to DC converter product family and the increase in unit shipments of our CCFL backlight inverter products resulting in lower per unit costs associated with volume efficiencies. In addition, we reduced our manufacturing costs by converting to a lower cost foundry during the first two quarters of 2003, obtaining lower per unit assembly costs, and improving yields. Gross margins increased in the fourth quarter of 2003 primarily due to improved manufacturing yields. Gross margins for the three months ended March 31, 2004 decreased 9.1% from 60.9% in the three months ended December 31, 2003. The decrease was primarily due to a decline in unit shipments, while manufacturing costs remained relatively stable. Gross margins for the three months ended June 30, 2004 increased 6.2% from 51.8% for the three months ended March 31, 2004. Gross margins for the three months ended September 30, 2004 increased 2.4% from 58.0% for the three months ended June 30, 2004. Both of these increases were due to an increase in shipments, while fixed manufacturing costs remained relatively stable.

Research and Development.    Research and development expenses increased for three quarters in 2002 as we continued to invest in new product development programs and increased our research and development personnel. The significant increase in the fourth quarter of 2002 was primarily the result of expenses related to taping out new products, purchasing new photolithographic mask sets for future products, and transitioning existing products to a new foundry. Research and development expenses increased in the second quarter of 2003 due to expenses related to taping out new products and purchasing new photolithographic mask sets. The increase in the second quarter of 2004 from the first quarter of 2004 was primarily due to the purchase of new photolithographic mask sets and additional headcount to support our growth.

Sales and Marketing.    Sales and marketing expenses increased quarter over quarter in 2002 primarily as the result of an increase in sales commissions due to an increase in revenues. Sales and marketing expenses were higher in each of the quarters of 2004, primarily due to increase in sales and marketing personnel in the United States, Taiwan, and China to support our increase in customers and growth in revenues.

General and Administrative.    General and administrative expenses increased quarter over quarter in 2002. These increases were primarily the result of increases in general and administrative personnel and an increase in professional fees such as legal, tax, and audit. General and administrative expenses also increased in the second and fourth quarters in 2003. These increases were similarly the result of increases in general and administrative personnel and an increase in professional fees, such as legal, tax, and audit. The increase in the three months ended June 30, 2004 compared to the three months ended March 31, 2004 was primarily due to an increase in headcount to support our growth and to help manage additional responsibilities associated with becoming a public company. The increase in the three months ended September 30, 2004 compared to June 30, 2004, was primarily due to increased professional services.

Patent Litigation.    Patent litigation expenses increased in the first three quarters of fiscal year 2002 following O2’s initiation of a second lawsuit against us in late 2001, then declined in the fourth quarter as there was a lull in the O2 legal proceedings over the year-end holidays. During 2003, litigation expenses increased again as we prepared for a hearing on cross-motions for summary judgment in the O2 case in the U.S. in November 2003. Following the hearing, activity and fees again declined. In the second and third quarter of 2004, expenses for the O2 litigation increased because of the anticipated August 2004 trial date. In the third quarter of 2004, we incurred $3.4 million in expenses for the O2 and Linear litigation matters. We are currently scheduled to begin the trial in the O2 case in the U.S. in February 2005 and the trial in the Linear case before the ITC in March 2005. We expect that if the trials proceed as scheduled, we will again incur substantially higher litigation expenses at least through these trials.

Stock-Based Compensation.    Stock-based compensation expense in 2002 relates to the amortization of deferred stock compensation incurred in 2000 and the fair value of options granted to non-employees. Expenses were relatively consistent in each quarter of 2002, as there were no significant changes in the value of our common stock, which would drive an increase in the expense of non-employee options. In 2003, stock-based compensation expense increased in each quarter. This increase is due to the granting of additional employee and non-employee stock options where the fair value of our stock determined for financial reporting purposes was greater than the fair value determined by our board of directors on the date of such grants. Stock-based compensation expense for the first quarter of 2004 increased over the fourth quarter of 2003 due to the vesting of employee and non-employee stock options that were granted in 2003 where the deemed fair value for financial reporting purposes of our stock was greater than the fair market value determined by the Board of Directors. Starting in the second quarter of 2004, stock-based compensation expense has decreased from the first quarter of 2004 due to the accelerated amortization method and additional employee stock option grants near or at fair market value.

Interest and Other Income.    The quarter over quarter fluctuations in 2002 and 2003 were primarily the result of our cash flow and the level of funds that we held in interest bearing accounts. In the first quarter of 2003, we had $28,000 of other income that was primarily the result of a tax credit we received in connection with our Taiwan branch office.

Interest and Other Expense.    Interest and other expense in 2002 was largely due to convertible notes that were converted into shares of our Series D Preferred Stock in the third quarter of 2002. Subsequent to the third quarter of 2002, we had no debt, and accordingly, minimal interest expense.

Liquidity and Capital Resources

Cash and cash equivalents as of September 30, 2004 were $15.7 million. As of December 31, 2003, we had $12.1 million in cash and cash equivalents and $1.0 million in short-term investments.

We have financed our growth primarily with proceeds from the issuance of preferred, common stock, and from operating activities.

Net cash provided by operating activities was $4.3 million for the nine months ended September 30, 2004, compared to $3.2 million of cash used for the nine months ended September 30, 2003. The cash provided by operating activities in the nine months ended September 30, 2004 was due to a decrease in accounts receivable of $0.9 million, increases in accrued liabilities of $1.4 million, accrued compensation of $1.0 million, and accounts payable of $5.2 million. This was offset by an increase in inventory of $2.5 million, an increase in prepaid and other expenses of $1.9 million, and our payment of $5.2 million cash deposit to a court in Taiwan related to our patent litigation with O2. In addition, we had a $9.2 million stock compensation expense, $0.8 million of depreciation, which are each non-cash transactions, and our loss of $4.8 million. The decrease in accounts receivable was primarily the result of one of our largest customers delaying payment in the second half of 2003 because it was in the process of being acquired by another company. Following the acquisition, the customer paid $3.7 million in the first half of 2004, so its account is now current. The increase in inventory is the result of product built to meet increased customer demand. The increase in prepaid and other expense was primarily due to increased legal expenses related to our pending public offering. The use of cash in operating activities for the nine months ended September 30, 2003 was primarily due to our net loss of $3.4 million. We also paid $0.7 million as a deposit to a court in Taiwan relating to the O2 patent litigation and increased our accounts receivable by $2.8 million, which was partially offset by a $1.5 million increase in accounts payable.

Our operating activities used cash in the amount of $2.4 million, $2.4 million, and $3.0 million during the years ended December 31, 2001, 2002, and 2003, respectively. The increase in cash used in operating activities was primarily driven by our net losses and by increases in our working capital requirements. In particular, in 2003 our accounts receivable increased by $3.3 million over 2002. This increase was the result of an increase in revenues and the timing of payments from our customers. In the second half of 2003, one of our largest end customers announced that it was being acquired, which caused a delay in its normal payment process. This contributed to the increase in our accounts receivable as the delay impacted the timing of payments from a third party under a distribution arrangement. These amounts were substantially collected in February 2004, and we are now experiencing normal collection periods from this customer. In addition, we had an increase of $0.8 million in long-term restricted assets for the year ended December 31, 2003, due to our deposit paid to a court in Taiwan related to our patent litigation with O2.

In addition, we have the following litigation-related contingencies that might also affect our liquidity and capital resources: cash bonds of approximately $6.1 million posted with Taiwanese courts, potential penalties relating to our injunctions, and/or possible future legal fees and indemnification obligations to be incurred in connection with our O2, Linear, Microsemi, and Micrel litigation matters. Please refer to “Business—Legal Proceedings” on page 61 for a more complete discussion of these contingencies.

Net cash used in investing activities was $1.1 million in the nine months ended September 30, 2004 and $5.4 million in the nine months ended September 30, 2003. In the nine months ended September 30, 2004, we purchased $2.1 million of capital equipment, which was partially offset by the sale of $1.0 million of short-term investments. In the nine months ended September 30, 2003, we purchased $1.3 million of capital equipment and we purchased $8.0 million of short-term investments, which are not accounted for as cash and cash equivalents. We sold $4.0 million of our investments during the nine months ended September 30, 2003.

Our investing activities used cash of $0.5 million, $1.1 million, and $2.6 million during the years ended December 31, 2001, 2002, and 2003, respectively. In 2003, the increase in cash used in investing activities was primarily due to purchases of capital equipment to support our growth and purchases of short-term investments.

Net cash provided by financing activities for the nine months ended September 30, 2004 was $0.4 million, compared to $0.1 million for the nine months ended September 30, 2003. The cash provided by investing activities for the nine months ended September 30, 2004 was the result of the exercise of stock options by employees. The cash provided by financing activities for the nine months ended September 30, 2003 was the result of the exercise of stock options by employees and payment of a note by a stockholder.

Our financing activities provided $7.2 million, $15.4 million, and $0.5 million during the years ended December 31, 2001, 2002, and 2003, respectively. Financing activities in 2001 and 2002 primarily include proceeds from the issuance of convertible preferred stock and common stock. Cash provided by financing activities for the year ended December 31, 2003 was $0.5 million, primarily due to exercises of stock options by employees.

We believe our existing cash balances and short-term investments, as well as cash expected to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We have signed an agreement with a Chinese local authority to establish a facility in China, initially for the testing of our ICs. Pursuant to the agreement, we have agreed to contribute capital (in the form of cash, in-kind assets, and/or intellectual property) of at least $5 million to a wholly-owned Chinese subsidiary as the registered capital of the subsidiary. From the date when the local authorities have both approved the establishment of our Chinese subsidiary and granted its business license, $0.75 million of the investment is to occur within three months, and the remaining balance is to occur within three years. We currently anticipate that of the registered capital, approximately $0.5 million will consist of cash and $4.5 million will consist of in-kind assets, such as testing equipment and office equipment, furniture, and supplies.

Our long-term future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products, and the amount and intensity of our litigation activity. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Off-Balance Sheet Arrangements

As of September 30, 2004, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission’s Regulation S-K.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2003 (amounts in thousands):

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$2,590	$465	$994	$1,041	$90
Purchase obligations	1,541	1,541	—	—	—

Total commitments	$4,131	$2,006	$994	$1,041	$90

Since December 31, 2003, we have signed an agreement to establish a facility in China, pursuant to which we have incurred additional commitments to settle contractual obligations of up to $5 million, as described above.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to uncollectible accounts receivable, inventories, income taxes, warranty obligations and contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements.

Revenue Recognition.    We recognize revenues in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B (“SAB 101”) and SAB 104, Revenue Recognition (collectively referred to as SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees. The application of these criteria has resulted in our recognizing revenue upon shipment (when title passes) to most customers, but in the case of one third party, who accounted for 30% of our revenue in 2003, we have recognized revenue upon its sale of our products to its customers (sell through basis). We discontinued using this third party in March 2004. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely impacted.

The majority of our sales are made through distribution arrangements with third parties. Although some of these arrangements include stock rotation rights that permit the return of up to 5% of the previous six months’ purchases (no more than once every six months), we have not experienced any significant returns pursuant to these provisions. Our normal payment terms with our distributors are 30 days from invoice date and our arrangements with our largest distributors do not include price protection provisions. Although some of our arrangements with smaller distributors include price protection provisions permitting them a credit for unsold inventory if we reduce our list prices, we have not experienced any significant claims pursuant to these provisions. In addition, terms of our significant distribution agreements include the non-exclusive right to sell, and the agreement to use best efforts to promote and develop a market for, our products in certain regions of the world and the ability to terminate the agreement by either party with three months notice. We provide a standard 90-day warranty against defects in materials and workmanship and will either repair the goods, provide replacements at no charge to the customer, or refund amounts to the customer for defective products. Estimated sales returns and warranty costs, based on historical experience by product, are recorded at the time product revenue is recognized. We formerly had one distribution arrangement with a third party with extended payment terms. These terms were the lesser of 60 days or upon receipt of end customer payment by the third party. Revenue for this arrangement was recognized on a sell-through basis, when the goods were shipped by the third party to the end customer. Under such distribution arrangement, the third party did not typically stock inventory of our products.

Inventory Valuation.    We value our inventory at the lower of the actual costs of our inventory or its current estimated market value. We write down inventory for obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Accounting for Stock-Based Compensation.    Our stock-based employee compensation plans are described more fully in Note 7 to the consolidated financial statements. We account for these plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock issued to Employees, and related interpretations. We amortize deferred stock-based compensation over the vesting periods of the related options, which are generally four years, in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25.

We have recorded deferred stock-based compensation representing the difference between the deemed fair market value of our common stock for accounting purposes and the option exercise price. We determined the fair market value of our common stock based upon several factors, including trends in the broad market for technology stocks and the expected valuation we would obtain in an initial public offering. Had different assumptions or criteria been used to determine the fair market value of our common stock, materially different amounts of stock-based compensation could have been reported.

Pro forma information regarding net loss attributable to common stockholders and net loss per share attributable to common stockholders is required in order to show our net loss as if we had accounted for employee stock options under the fair value method of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. This information is contained in Note 1 to our consolidated financial statements. The fair value of options issued pursuant to our option plan at the grant date were estimated using the Black-Scholes option-pricing model.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. We have adopted the transition and annual disclosure requirements of SFAS No. 148, which were effective for fiscal years ending after December 15, 2002 and have elected to continue to account for employee stock options under APB Opinion No. 25. The adoption of this standard did not have an effect on our financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. SFAS No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB No. 104), which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our results of operations, financial position or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. The adoption of FIN 45 did not to have a material effect on our consolidated financial statements.

In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliveries (that is, there are separate units of accounting). In other arrangements, some or all of the deliveries are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when, and if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

The FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, in January 2003, and a revised interpretation of FIN 46 (FIN 46-R) in December 2003. FIN 46 requires certain variable interest entities (VIEs) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, we have not invested in any entities that we believe are variable interest entities for which we are the primary beneficiary. For all arrangements entered into after January 31, 2003, we are required to continue to apply FIN 46 through the end of the first quarter of fiscal 2004. We are required to adopt the provisions of FIN 46-R for those arrangements in the second quarter of fiscal 2004. For arrangements entered into prior to February 1, 2003, we are required to adopt the provisions of FIN 46-R in the second quarter of fiscal 2004. We do not expect the adoption of FIN 46-R to have an impact on our financial position, results of operations or cash flows.

Disclosure About Market Risk

We do not use derivative financial instruments in our operations or investment portfolio. We do not have material exposure to market risk associated with changes in interest rates, as we have no long-term debt obligations or long-term investments outstanding. Our investment portfolio consists of short-term corporate debt instruments and Federal government agency debt instruments that are classified as available-for-sale. The weighted average remaining maturity of our investment portfolio was less than 190 days at December 31, 2003. As of September 30, 2004, we held no investments. We held no investments in 2002. We do not expect to be subject to material interest rate risk with respect to our short-term investments. We do not believe we have any other material exposure to market risk associated with interest rates.

Although we conduct business in foreign countries, our international operations consist primarily of sales offices and, in the future, a test facility in China. Foreign currency translation gains and losses were not material to our results of operations for any period presented. Accordingly, we do not expect to be subject to material foreign currency risk with respect to future costs or cash flows from our foreign operations. To date, we have not entered into any foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of fluctuations in foreign currency rates.

BUSINESS

Monolithic Power Systems is a high performance analog and mixed-signal semiconductor company. We design, develop, and market proprietary, advanced analog and mixed-signal semiconductors for large and high growth markets. Our semiconductors, or integrated circuits (ICs), are used in a variety of electronic products, such as notebook computers, flat panel displays, cellular handsets, digital cameras, wireless local area network (LAN) access points, home entertainment systems, and personal digital assistants. Our ICs are used to perform functions such as lighting electronic displays, converting or controlling voltages or current within systems, and amplifying sound. We differentiate our ICs by offering solutions that are more highly-integrated, smaller in size, more energy efficient, more accurate with respect to performance specifications, and, accordingly, more cost-effective than many competing solutions. Our ability to offer these benefits to customers is enabled by our three core strengths: our deep system-level and applications knowledge, our strong analog and mixed-signal design expertise, and our proprietary process technology for the design and manufacture of our ICs.

Industry Background

Industry Overview.    Semiconductors comprise the basic building blocks of electronic systems and equipment. With the proliferation of electronic products and increasing semiconductor content in these products, according to the Semiconductor Industry Association (SIA), the semiconductor industry has grown from an $18 billion industry in 1983 to a $166 billion industry in 2003, representing a compound annual growth rate of 11.8%. According to the SIA, the industry is expected to continue to experience strong growth over the next three years, reaching an estimated $247 billion in 2007.

Within the semiconductor industry, components can be classified as either discrete devices, such as individual transistors, or ICs, in which a number of transistors and other elements are combined to form a more complicated electronic circuit. ICs can be further divided into three primary categories: digital, analog, and mixed-signal. Digital ICs, such as memory devices and microprocessors, can store or perform arithmetic functions on data that is represented by a series of ones and zeroes. Analog ICs, in contrast, handle real world signals such as temperature, pressure, light, sound, or speed. In addition, analog ICs also perform power management functions, such as regulating or converting voltages, for electronic devices. Mixed-signal ICs combine digital and analog functions onto a single chip and play an important role in bridging real world phenomena to digital systems.

Analog and Mixed-Signal Markets.    We focus on the market for analog and mixed-signal ICs. According to the SIA, the market for analog and mixed-signal ICs was $26.8 billion in 2003 and is projected to grow to $42.7 billion in 2007. There are several key factors that distinguish the analog and mixed-signal IC market from digital IC markets. These factors include:

•	Longer product life cycles. Analog ICs generally have longer product life cycles than digital ICs because original equipment manufacturers and original design manufacturers typically design the analog portions of their systems to span multiple generations of their products. This enables manufacturers to avoid changing the analog portions of their systems, as changing analog components may cause unexpected problems with their products’ other components. As a result, the typical life cycle for analog and mixed-signal ICs often exceeds three years and spans over multiple product generations.

•	Relatively stable pricing environment. There are a number of aspects of the analog and mixed-signal IC market that contribute to a more stable pricing environment relative to the market for digital ICs:

•	Market fragmentation. Because of their various applications and functions, analog and mixed-signal ICs have a wide range of operating specifications. Different customers have unique requirements for ICs with respect to resolution, speed, power capabilities, and signal amplitudes. This differentiation results in a higher degree of market fragmentation and tends to limit the number of competitors within a specific product category.

•	Difficult-to-replicate technology. Because each high performance analog and mixed-signal IC incorporates proprietary design and process technology, it is relatively difficult for new market entrants to duplicate the functionality and performance characteristics of a given analog or mixed-signal IC.

•	Limited Asian competition. Historically, most Japanese and other Asian manufacturers have concentrated their efforts on high volume digital IC markets rather than on the high performance analog and mixed-signal market. Accordingly, these manufacturers generally do not have strong competencies in high performance analog and mixed-signal design.

•	Relative complexity of design. The design of an analog IC generally involves greater variety and less repetition of circuit elements than in a digital IC design. The interaction of analog circuit elements is complex, and their exact placement is critical to the accuracy and performance of an analog IC. Similarly, the process technology used plays an important role in analog IC development. For mixed-signal ICs, additional complexity is encountered, as these devices require the combination of high-speed digital circuits and sensitive analog circuits. Accordingly, we believe that more years of experience are required for a designer to develop an aptitude for analog and mixed-signal design versus digital IC design. Accordingly, engineers with these skills are in limited supply.

•	Lower capital requirements. Digital IC design attempts to minimize device size and maximize speed by increasing circuit densities. The process technologies required for most digital ICs necessitate expensive wafer fabrication equipment, photolithographic masks, and software development tools. In contrast, analog IC design focuses on the precise matching and placement of circuit elements and typically utilizes relatively larger feature sizes, resulting in relatively lower circuit densities. For these reasons, equipment used in the analog and mixed-signal IC manufacturing process does not need to be “leading edge;” older equipment, often previously used in digital IC production, is generally sufficient. For analog and mixed-signal IC providers, this typically translates into lower manufacturing costs relative to digital IC production. In addition, given the larger supply of non-leading edge equipment in the semiconductor industry broadly, this results in an increased availability of manufacturing capacity.

•	Diversity of end markets. Analog and mixed-signal ICs are used in virtually every electronic system, such as computers, consumer electronic devices, communications equipment, industrial equipment, and automotive electronics. Because of the varied uses for analog and mixed-signal ICs, analog and mixed-signal IC suppliers often experience greater diversity in their mix of end markets and customers relative to digital IC suppliers, which tends to result in a more stable business model.

Key Trends in the Analog and Mixed-Signal IC Market.    There are a number of trends currently impacting the analog and mixed-signal IC markets, and, in particular, analog and mixed-signal IC companies focused on delivering products to the computing, consumer electronics, and wireless markets. These trends include:

•

Drive toward smaller, lighter, and more power efficient electronic devices.    As notebook computers, cellular handsets, personal digital assistants, and other electronic devices continue to proliferate, equipment manufacturers are increasingly focused on delivering products with smaller form factors. In addition, there is an increasing focus on power efficiency within electronic systems, as improved power efficiency can result in reduced power consumption and extended battery run times for portable devices. Original equipment manufacturers and original design manufacturers are looking for semiconductor products that facilitate these features, which are typically achieved through higher degrees of IC integration, enhanced power device design, and a reduction in both the number and size of additional components required for a system.

•	Focus on enhanced audio and visual experiences. For electronic equipment vendors, a source of competitive differentiation lies in their ability to provide an enhanced audio and visual experience to their customers while continually making their products more affordable. Evidence of this trend can be seen in the growing adoption of color cellular handsets, liquid crystal display (LCD) monitors, flat panels in automotive applications, and higher megapixel digital cameras, as well as in the emergence of the flat panel television market. For example, according to IDC, the flat panel monitor market is expected to grow from 67 million units in 2004 to about 138 million units in 2008, representing a compound annual growth rate of almost 20%. Semiconductors that can, in a cost-effective manner, improve a product’s audio and visual performance, such as by providing enhanced sound quality or by providing improved display brightness and clarity, will be well positioned to capitalize on this industry trend.

•	Continued growth in wireless connectivity. With the proliferation of wireless networks, combined with an increasing demand for network connectivity, the market for portable electronic devices, such as notebook computers, personal digital assistants, cellular handsets, and global positioning systems is poised to experience strong growth. For example, according to IDC, the converged mobile device market, which includes products that combine cellular handset and handheld device functionality, is expected to grow from 21 million units in 2004 to 99 million units in 2008, representing a compound annual growth rate of 47%. With the growth in the market for portable electronic devices, electronic equipment manufacturers are faced with the challenge of delivering products that offer enhanced features and performance, while simultaneously maintaining or lengthening battery run times.

Our Core Strengths

Our core strengths enable us to offer highly integrated, efficient, accurate, and cost-effective analog and mixed-signal solutions to our customers. These strengths include:

Systems-level expertise and applications knowledge.    We have a deep base of systems-level and applications knowledge, particularly in the computing, consumer electronics, and wireless markets. This knowledge is extremely important because it allows us to work very closely with our customers during their design process to develop products quickly and to enhance their time to market. Close alignment with our customers further benefits both our customers and us as we are better able to help our customers address their design challenges through new products or features and by identifying potential areas for future integration. In addition, working closely with our customers helps us to recognize areas in which to expand our design and development efforts in the future.

Analog and mixed-signal design expertise.    Analog and mixed-signal IC design is a complex process. It generally takes an analog design engineer a longer period of time, relative to a digital engineer, to be considered productive, and analog design engineering talent is in limited supply. We have assembled a strong team of analog and mixed-signal design engineers who average over 15 years of experience. Our expertise includes, in particular, a strength in mixed-signal integration, through which we are able to combine onto a single IC many of the components of an entire electronic system or sub-system. Through our analog and mixed-signal design capabilities, we have developed a portfolio of intellectual property and know-how that we are able to leverage across our products and markets.

Proprietary process technology.    A key deficiency of conventional analog process technologies is that they generally cannot support integration of power devices at high power levels without resulting in either unacceptably large semiconductors or in significant levels of power loss. High levels of power loss result in significant heat dissipation, which then must be managed to avoid harm to a system. To avoid these problems, many other analog semiconductor vendors design solutions comprised of multiple chips. Our process technology overcomes this limitation, allowing us to deliver smaller, single-chip solutions with strong degrees of both efficiency and accuracy. In addition, we believe that having one process technology that is broadly applicable across a wide range of analog and mixed-signal application simplifies our design process and results in higher design productivity. Through our process technology, we are able to simplify our manufacturing process, improve our yields, and lower our manufacturing costs.

Strong Asia presence.    In recent years, original equipment manufacturers have migrated toward outsourcing the manufacture, and increasingly the design, of their products to original design manufacturers and electronic manufacturing service providers in Asia, particularly in Taiwan and China. In order to address this trend, we have established a strong presence in Asia, including sales representatives, customer support personnel, and field application engineers. We view this as being extremely important to our business over the long-term in order to remain close to our customers and to their product selection processes. Over time, we expect that our presence in the Asia region will continue to expand, particularly as we seek opportunities to increase our applications and design resources in lower cost geographies.

Our Strategy

Our goal is to be a leading provider of proprietary, high performance analog and mixed-signal integrated circuits to large and high growth markets. To accomplish our goal, we intend to pursue the following strategies:

Focus on large and high growth markets.    We are focused on delivering products to large and high growth markets and are currently targeting the computing, consumer electronics, and wireless markets. Within these markets, we focus our efforts on applications that align well with our core strengths. These include applications that are particularly sensitive to size, portability, and energy efficiency issues such as notebook computers, flat panel displays, flat panel televisions, cellular handsets, digital cameras, wireless LAN access points, home entertainment systems, and personal digital assistants. We seek to increase our market share in our target markets by continuing to offer solutions that are more highly-integrated, more efficient, more accurate and, accordingly, more cost-effective than competing solutions.

Leverage our core strengths to expand our product portfolio.    We intend to leverage our core strengths, including systems-level and applications knowledge, analog and mixed-signal design expertise, and our proprietary process technology, to expand our product portfolio. We are seeking to expand our product portfolio in our existing markets, as well as into new markets and applications such as industrial equipment and automotive electronics. For our existing markets, our primary focus is on increasing our semiconductor content within current applications. For new markets and applications, our focus is on adapting our current products and technologies to address the unique requirements of these industries. For example, we are currently expanding our DC to DC converter product family to offer products for the automotive, industrial, and medical device markets. These new DC to DC converter ICs are based on our core DC to DC converter design that we developed for use in our computing, consumer, and wireless markets. Through our efforts, we intend both to increase our addressable market opportunity and to further diversify our revenues.

Continue to invest in research and development to extend our technology leadership position.    Continued investment in research and development is critically important to maintain and to extend our technology leadership position. Through our investment in research and development, we have developed a portfolio of intellectual property and know-how that we are able to apply to new products and markets. We are continuing to invest in research and development to further expand our product portfolio, build on our applications expertise, improve our device structures, and refine our process technologies. For example, we are currently investing in new product areas including operational amplifier ICs, which are used in high definition televisions and flat panel displays, as well as various industrial and communications applications. We expect that our investments in research and development will also result in growth in our patent and other intellectual property portfolio.

Expand our sales and applications support organization globally.    We currently have sales offices in the United States, Taiwan, Korea, and China, and we intend to continue to expand our sales and applications support organization to broaden our customer reach in both new and existing regions. Given the continued globalization of our customers’ supply chains, particularly with respect to design and manufacturing, having a global presence becomes increasingly important to securing new customers and design wins and to delivering our products. For example, in late 2004 and 2005, we plan to expand our operations in both Japan and Europe. In addition, we are focused on developing closer relationships with our current customers and seek to expand our product offerings both within their existing applications as well as within new application segments served by these customers.

Products and Applications

We currently have four standard product families that address multiple applications within the computing, consumer, and wireless markets. Our products are differentiated with respect to their high degree of integration and strong levels of accuracy and efficiency, making them cost-effective relative to many competing solutions. These product families include:

Cold Cathode Fluorescent Lamp (CCFL) Backlight Inverter ICs.    CCFL backlight inverter ICs are used in systems that provide the light source for LCD panels typically found in notebooks, flat panel monitors, car navigational systems, and, more recently, LCD televisions. These ICs function by converting low voltage direct current (DC) or battery voltage to high voltage alternating current (AC). We believe our CCFL backlight inverter ICs were the first to utilize a full bridge topology that allows for high efficiency, extended lifetimes for CCFL lamps, and lower signal interference with adjacent components. The full bridge topology is now industry standard for these products. We also believe that our CCFL backlight inverter ICs are the semiconductor industry’s only backlight inverter ICs with four fully-integrated power devices. This integration reduces the overall size, total solution part count, and cost for our customers.

Direct Current (DC) to DC Converter ICs.    DC to DC converter ICs are used to convert and control voltages within a broad range of electronic systems, such as portable electronic devices, wireless LAN access points, home appliances, automobiles, and medical equipment. We believe that our DC to DC converters are differentiated particularly with respect to their high degree of integration and rapid switching speeds. These features are important to our customers as they result in fewer components, smaller form factors, more accurate regulation of voltages, and, ultimately, lower system costs through the elimination of discrete power devices.

Light Emitting Diode (LED) Driver ICs.    LED driver ICs are used in lighting displays and can be used in small, portable devices, such as color cellular handsets, personal digital assistants, global positioning systems, and electronic gaming systems, as well as in emerging applications such as traffic lights and automobile signal lights. We were one of the first companies to offer LED driver ICs with a protection feature that limits damage to a system in the event of a poor connection. We believe that our LED driver ICs are differentiated in the market with respect to their small size, power efficiency, and cost-effectiveness.

Audio Amplifier ICs.    Audio amplifier ICs are used to amplify sound produced by audio processors. We currently offer Class D audio amplifiers, which are well-suited for applications that are particularly sensitive to both size and power efficiency, such as plasma televisions, LCD televisions, and DVD players. With today’s systems becoming smaller and utilizing larger amounts of power, solution sizes and the management of heat dissipation are becoming increasingly important to overall system design. The high degree of power efficiency and small form factor provided by our Class D audio amplifiers allows system vendors to significantly reduce heat dissipation, eliminating the costly and sizable fans and heat sinks traditionally required by audio amplifier ICs. These features enable our customers to achieve their objectives without sacrificing sound quality.

We currently target the computing, consumer electronics, and wireless markets. Of these three markets, the computing market represents the largest portion of our revenues, accounting for a majority of revenues in 2003 and the nine months ended September 30, 2004. As we continue to expand our product portfolio and addressable markets, and as other end markets in which we participate continue to grow, we expect that our revenues from the computing market may decline as a percentage of our total revenues over time. The following chart illustrates the applications for our products in several major market categories. For each of these applications, we currently have either design wins or are shipping product:

Representative End Markets
Product Family	Computing	Consumer Electronics	Wireless	Other
CCFL Backlight Inverter ICs	• Notebook computers • LCD monitors • Web tablets	• LCD televisions • Personal digital assistants • Digital cameras		• Automotive GPS systems • Industrial LCD displays

DC to DC Converter ICs	• Notebook computers • Flat panel monitors • Network attached storage	• LCD and plasma televisions • DVD players • Electronic game consoles • Digital audio amplifiers • Set top boxes • Personal digital assistants	• Wireless LAN access points • Routers • Wireless LAN cards • Cellular handsets	• Automotive entertainment systems • Medical equipment • Customer Premises Equipment (CPE) modems

LED Driver ICs		• Digital cameras • Color personal digital assistants • Portable DVD players • Portable GPS systems • Handheld electronic games	• Color cellular handsets • Flash lighting for camera-enabled cellular handsets	• Traffic lights • Automotive signal lights • Medical equipment

Audio Amplifier ICs	• Flat panel monitors • Accessory speakers for flat panel monitors	• DVD players • Digital audio amplifiers • Home entertainment centers • LCD and plasma televisions	• Speaker phones	• Automotive entertainment systems • Automotive GPS systems

Customers, Sales, and Marketing

We market our products through distribution arrangements and through our direct sales and applications support organization to original equipment manufacturers, original design manufacturers, and electronic manufacturing service providers. Original design manufacturers typically design and manufacture electronic products on behalf of original equipment manufacturers, and electronic manufacturing service providers typically provide manufacturing services for original equipment manufacturers and other electronic product suppliers. Our largest direct customers in 2003 were CTP, Yosun, and Ambit/Unique Logistics, with whom we currently have or formerly had distribution arrangements, accounting for 30%, 16%, and 14% of revenues, respectively. In the nine months ended September 30, 2004, AIT, Uppertech, and Yosun, each of which is a distributor, accounted for 27%, 20%, and 10% of our revenues, respectively. We terminated our distribution arrangement with CTP in March 2004, and expanded our distribution arrangements with Asian Information Technology, or AIT, and Uppertech. Our current distribution agreements with AIT and Uppertech provide that each distributor shall each have the non-exclusive right to sell, and each agrees to use its best efforts to promote and develop a market for, our products in China, Taiwan, and Hong Kong, that each agreement may be terminated by either us or the distributor on three months’ notice, and that payment shall occur within 30 days from the end of the month in which we deliver the product. Neither agreement includes price protection provisions. Original design manufacturers, electronic manufacturing service providers, and other third parties under distribution arrangements are not end customers, but rather serve as a channel to many end users of our products, while other end users of our products purchase from us directly. Our end users include Acer, Dell, Hewlett-Packard, and IBM, in the computing industry, LG Electronics, Samsung, and Sharp in the consumer electronics industry, and Apple, Dell, LG Electronics, and Motorola in the wireless industry.

We have sales offices located in the United States, Taiwan, China, and Korea. Because our products typically require a highly technical sales effort, we are planning to expand our base of sales and applications support personnel worldwide. For example, in late 2004 and 2005, we expect to open additional sales offices in both Japan and Europe.

Because our sales are billed and payable in United States dollars, our sales are not directly subject to fluctuating currency exchange rates. However, because 98.6% of our revenues in 2003 were attributable to direct or indirect sales to customers who manufacture their products in Asia, changes in the relative value of the dollar may create pricing pressures for our products.

We generally warrant our products for 90 days from shipment and for longer periods in certain cases. Historical warranty expense as a percentage of revenues has been 2%, 1%, 1%, and 1% in 2001, 2002, 2003, and the nine months ended September 30, 2004, respectively.

Our sales are made primarily pursuant to standard individual purchase orders. Our backlog consists of orders that we have received from customers that have not yet shipped. Our backlog at September 30, 2004 was $8.3 million, and our backlog at September 30, 2003 was $3.4 million. As order lead times may vary and as industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not necessarily a good indicator of future sales, and our quarterly revenues also depend on orders booked and shipped in that quarter. Because our manufacturing lead times are generally 6 to 14 weeks, we often must build in advance of customer orders. This subjects us to certain risks, most notably the possibility that expected sales will not materialize, leading to excess inventory. If we have excess inventory we would expect to either sell it at a substantial discount or dispose of it altogether, either of which would negatively affect our profit margins.

Research and Development

We have assembled a qualified team of engineers with core competencies in analog and mixed-signal design expertise. Through our research and development efforts, we have developed a collection of intellectual property and know-how that we are able to leverage across our products and markets.

Examples of our intellectual property and know-how include the development of high efficiency power devices, the design of precision analog circuits, and expertise in mixed-signal integration.

Our research and development efforts are generally targeted at three areas: system architectures, circuit design and implementation, and process technology. In the area of system architectures, we are exploring new ways of solving our customers’ system design challenges and are investing in the development of systems expertise in new markets and applications that align well with our core capabilities. In the area of circuit design and implementation, our initiatives include expanding our portfolio of products, developing more standard cells and libraries, improving our device structures, and adding new features to our products. For example, we are currently working to expand our product portfolio into new products areas such as operational amplifiers.

We have developed a proprietary process technology that is applicable across a wide range of analog and mixed-signal products. We intend to continue to invest in our process technology to further refine this technology with respect to overall chip size and power handling capabilities. As appropriate, in the future, we may also expand our base of process technologies, but only if these technologies are cost-effective and enable us to further expand our product offerings beyond what is currently achievable.

Through our research and development efforts, we seek to continually expand our portfolio of patents and to enhance our intellectual property position. As of September 30, 2004, we had 55 employees involved in research and development. For the year ended December 31, 2003 and the nine months ended September 30, 2004, we incurred $5.5 million and $5.4 million, respectively, in research and development costs, excluding stock-based compensation of $1.0 million and $2.6 million, respectively.

Manufacturing

We utilize a fabless business model, working with third parties to manufacture and assemble our integrated circuits. This fabless approach allows us to focus our engineering and design resources on our strengths and to reduce our fixed costs and capital expenditures. In contrast to many fabless semiconductor companies which utilize standard process technologies and design rules established by their foundry partners, we have developed our own proprietary process technology and collaborate with our foundry partners to install our technology on their equipment in their facilities for use solely on our behalf. This close collaboration and control over the manufacturing process has historically resulted in favorable yields for our integrated circuits.

We currently contract with ASMC to manufacture our wafers in foundries located in China. Once our silicon wafers have been produced, they are shipped either to third party subcontractors or to our facilities in Los Gatos for wafer sort. Our semiconductor products are then assembled and packaged by independent subcontractors in Malaysia, China, and Thailand. The assembled ICs are then forwarded for final testing, primarily at our Los Gatos facilities, prior to shipping to our customers. We have signed an agreement with a Chinese local authority to establish a facility in China, initially for the testing of our ICs. Pursuant to the agreement, we have agreed to contribute capital (in the form of cash, in-kind assets, and/or intellectual property) of at least $5 million to a wholly-owned Chinese subsidiary as the registered capital of the subsidiary. From the date when the local authorities have both approved the establishment of our Chinese subsidiary and granted its business license, $0.75 million of the investment is to occur within three months and the remaining balance is to occur within three years. We currently anticipate that of the registered capital, approximately $0.5 million will consist of cash and $4.5 million will consist of in-kind assets, such as testing equipment and office equipment, furniture, and supplies.

Pursuant to the agreement, the local authorities have agreed to pay for, design, and build our plant and related infrastructure based on our specifications. We have agreed to buy the plant five years after completion for the actual cost of construction, which is anticipated to be under $1 million. Prior to the plant purchase, we have agreed to make quarterly lease payments, which will ultimately be applied against the construction costs due at the end of the five years. The local authorities have agreed to ensure that we will obtain all necessary licenses for doing business, that we will obtain favorable tax treatment, similar to other foreign technology companies, and that we will obtain our land use rights. Additionally, we will not require an export license and, upon approval by the applicable authorities, will be exempt from certain import value-added taxes and custom duties. If, at the end of five years, we elect not to purchase the plant, then the agreement will terminated and the local authorities can take back title to the plant, revoke our land use rights, and will refund our land purchase price. However, the local authority will retain all lease payments.

We expect the facility to become operational around September 2005, at which point we hope to realize several improvements in our business model. In the near term, we expect to experience an immediate reduction in testing and shipping costs, due to lower labor and facility costs and significantly shorter transportation distances. In the intermediate to long term, we hope to expand our product testing capabilities in our China facility and be positioned to be able to take advantage of the rich pool of local engineering talent to expand our manufacturing support operations. In addition to improvements that may result from our China facility, we are currently in the process of further streamlining our manufacturing process to both decrease our cycle times and to reduce our manufacturing costs.

Our agreement with ASMC has a four year term ending in August 2005 and includes no long-term capacity commitments by ASMC or us. Under the terms of our agreement with ASMC, we are required to provide ASMC with purchase orders for wafers at least three months in advance. If we cancel these orders after ASMC’s commencement of manufacturing, which generally occurs six to fourteen weeks before scheduled delivery of the wafers, we must pay cancellation fees to ASMC. We cannot assure you that we will continue to work successfully with ASMC in the future, that they will continue to provide us with sufficient capacity at their foundries to meet our needs, or that they will not seek an early termination of their wafer supply agreement with us. Since we currently rely on ASMC to manufacture all of our semiconductor wafers, any disruption would harm our business.

Competition

The analog and mixed-signal semiconductor industry is highly competitive, and we expect competitive pressures to continue. Our ability to compete effectively and to expand our business will depend on our ability to continue to recruit both applications and design talent, our ability to introduce new products, and our ability to maintain the rate at which we introduce these new products. Our industry is characterized by decreasing unit selling prices over the life of a product. We compete with domestic and international semiconductor companies, many of which have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing, and distribution of their products. We are in direct and active competition, with respect to one or more of our product lines, with at least 10 manufacturers of such products, of varying size and financial strength. The number of our competitors has grown due to expansion of the market segments in which we participate. We consider our primary competitors to include Intersil Corporation, Linear, Maxim Integrated Products, Micrel Incorporated, Microsemi, National Semiconductor Corporation, O2 Micro International, Semtech Corporation, STMicroelectronics, and Texas Instruments. We expect continued competition from existing competitors as well as competition from new entrants in the semiconductor market. Our ability to compete successfully in the rapidly evolving area of integrated circuit technology depends on several factors, including:

•	Our success in designing and manufacturing new products that implement new technologies;

•	Our ability to recruit applications and design talent;

•	Our protection of our processes, trade secrets, and know-how;

•	Our ability to maintain high product quality, reliability, and customer support;

•	The pricing policies of our competitors;

•	The performance of competitors’ products;

•	Our ability to deliver in large volume on a timely basis; and

•	Our manufacturing, distribution and marketing capability.

We believe that we are competitive with respect to these factors, particularly because our ICs typically are smaller in size, are highly integrated, and achieve high performance specifications at lower price points than competitive products. However, we cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering this market.

Employees

As of September 30, 2004, we had 142 employees located in the United States, Taiwan, China, and Korea. Of these employees, approximately 39% were involved in research and development. Our success depends on the continued service of our key technical and senior management personnel and on our ability to continue to attract, retain and motivate highly skilled analog and mixed-signal engineers.

Facilities

Our corporate headquarters, which serve as our principal administrative, sales, manufacturing, and research and development offices, are located in two buildings in Los Gatos, California. We also complete the majority of our product testing at this location. Under a lease that expires in February 2009, we occupy approximately 34,000 square feet in these two buildings, of which approximately 1,200 square feet are devoted to production activities, which we are in the process of increasing to approximately 3,200 square feet. We have signed an agreement to establish a facility in China, initially for the testing of our ICs. Upon completion of our China facility, we expect that testing activities at the Los Gatos facility will decrease and that such activities would then be limited to the testing of new products not released to production. We also lease branch offices in China and Taiwan. We believe that our existing facilities are adequate for our current operations. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms.

Intellectual Property Matters

We rely on our proprietary technologies, which include both our proprietary circuit designs for our products and our proprietary manufacturing process technologies for manufacturing our products. Our future success and competitive position depend in part upon our ability to obtain and maintain protection of our proprietary technologies. Our proprietary technologies include:

•

a trade secret single unified fabrication process for implementing many different types of transistors and other semiconductor devices on a single IC with a high level of integration. While typical foundry manufacturing processes merely offer more standard technologies, such as 3 to 5 volt CMOS (complementary metal oxide semiconductor) and BiCMOS (bipolar CMOS) transistors, we have developed a single unified fabrication process that can implement many additional types of semiconductor devices on the same IC, including higher voltage transistors, JFETs (junction field-effect transistors) and high-power DMOS (double diffused metal oxide semiconductor) transistors, and many other varieties of transistors and other semiconductor devices. The process for implementing all of these types of transistors and other semiconductor devices with a high level of integration on a single chip requires unique etching, doping and diffusion “recipes” and a unique process flow and sequence, all of which we maintain as trade secrets. Our use of this single unified fabrication process simplifies the manufacturing of our products, makes our engineering development process more efficient, and enables us to deliver ICs with a shorter design time, more features, and lower cost than competing solutions;

•	patented power transistor designs that are smaller, higher current, and more robust than competing transistor designs;

•	patented architectures for Class D audio amplifiers that have higher sound quality and better power efficiency than competing architectures; and

•	patented architectures for CCFL backlight inverters that are smaller and have longer lamp lifetimes and battery life than competing architectures.

In general, we have elected to pursue patent protection for aspects of our circuit designs that we believe are patentable and to protect our manufacturing process technologies by maintaining those process technologies as trade secrets. We have 12 issued United States patents and 52 United States and foreign applications on file. Our patents are material to our business, but we don’t rely on any one particular patent for our success. Our issued U.S. patents are due to expire between 2018 and 2023. We also rely on a combination of nondisclosure agreements and other contractual provisions, as well as our employees’ commitment to confidentiality and loyalty, to protect our technology, know-how, and processes. We have entered into a patent license agreement with another integrated circuit company, pursuant to which we have granted this company a license (with certain limited sublicense rights) under certain of our patents to make, use, and sell certain of this company’s own integrated circuit products for a period of two years, and for which this company is obligated to pay us royalties based on sales of those products. We also seek to register certain of our trademarks as we deem appropriate. We have not to date registered any of our copyrights and do not believe registration of copyrights is material to our business. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future technology or products or to obtain and use information that we regard as proprietary. There can be no assurance that the steps we take will be adequate to protect our proprietary rights, that our patent applications will lead to issued patents, that others will not develop or patent similar or superior products or technologies, or that our patents will not be challenged, invalidated, or circumvented by others. Furthermore, the laws of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as laws in the United States. Our failure to adequately protect our proprietary technologies could harm our business.

The semiconductor industry is characterized by frequent claims of infringement and litigation regarding patent and other intellectual property rights, such as our litigation with O2, Linear, and Microsemi. Patent infringement is an ongoing risk, in part because other companies in our industry could have patent rights that may not be identifiable when we initiate development efforts. Litigation may be necessary to enforce our intellectual property rights, and we may have to defend ourselves against infringement claims. Any such litigation could be very costly and may divert our management’s resources. Further, we have agreed to indemnify our customers in some circumstances against liability from infringement by our products. In the event any third party were to make an infringement claim against us or our customers, we could be enjoined from selling selected products or could be required to indemnify our customers or pay royalties or other damages to third parties. If any of our products is found to infringe and we are unable to obtain necessary licenses or other rights on acceptable terms, we would either have to change our product so that it does not infringe or stop making the infringing product, which could have a material adverse effect on our operating results, financial condition, and cash flows.

Legal Proceedings

O2 Micro

Overview

Since November 2000, we have been engaged in multiple legal proceedings against O2 Micro, Inc. (“O2 Micro”) and its parent corporation, O2 Micro International Limited (“O2 International”). We refer to O2 Micro and O2 International together as “O2.” These proceedings involve various claims and counterclaims in the United States and Taiwan by us and O2 alleging patent infringements and misappropriation of trade secrets, all of which relate to our CCFL backlight inverter product family. Although the Taiwanese injunction against us specifically named only our MP 1011A and MP 1015 products within that product family, the underlying patent dispute involves issues that could affect all of our CCFL backlight inverter products that are used in Taiwan. In 2003 and the nine months ended September 30, 2004, revenues from our CCFL backlight inverter product family were $16.9 million and $16.1 million, respectively, or 70% and 49%, respectively, of total revenue, of which products used in Taiwan represented a significant portion of our revenues in each of 2003 and the nine months ended September 30, 2004. O2 has also sued a number of other companies in the U.S. and Taiwan for patent infringement, including purchasers and/or users of certain of our products and ASMC, our wafer manufacturer. All of these legal proceedings are complex and pose various degrees of risk to us and our business.

Regardless of the extent to which these legal actions have been successful or not successful, the legal expenses associated with the various actions in the U.S. and Taiwan have been very high and have had a significant impact on our financial position and results of operations. Please read “Management’s Discussion and Analysis of Financial Position and Results of Operations” for more detail on the financial impact these legal actions have had on us.

Patents at Issue

The various litigations arise from patents issued to O2 and us covering products that compete with each other.

Our Patents.    Our patents at issue are (i) U.S. Patent No. 6,114,814, issued to us on November 5, 2000 and relating to inverter ICs for LCD display products (which include, for example, our CCFL backlight inverter product family) (“the ’814 patent”) and (ii) U.S. Patent No. 6,316,881 (“the ’881 patent”), a continuation of the ’814 patent that issued to us on November 13, 2001.

O2’s Patents.    The O2 patents at issue are (i) U.S. Patent No. 6,259,615 B1 issued to O2 International on July 10, 2001 and also relating to inverter ICs for LCD display products (“the ’615 patent”), (ii) U.S. Patent No. 6,396,722 (“the ’722 patent”), a continuation of the ’615 patent that issued to O2 on May 28, 2002, (iii) U.S. Patent No. 6,804,129 (“the ’129 patent”), a continuation of the ’615 and ’722 patents that issued to O2 on October 12, 2004, and (iv) Taiwan Patent No. 152318 issued to O2 International on March 1, 2002, which is a counterpart to the ’615 patent (“the ’318 patent”). O2’s original applications for its U.S. ’615 patent and its Taiwan ’318 patent were substantially similar, but some of O2’s claims contained in the ’318 patent were rejected by the U.S. Patent and Trademark Office and accordingly the U.S. patent was narrowed significantly before issuance. The Taiwan patent, however, was not similarly narrowed and was issued in the broader form originally requested.

U.S. Litigation

Various U.S. lawsuits between us and O2 have been consolidated in the U.S. District Court for the Northern District of California. O2 has (i) claimed that we interfered with O2’s prospective economic advantage and disrupted O2’s customer relationships by misrepresenting the scope of our ’814 patent, (ii) asked the court to declare that O2 does not infringe our ’814 patent and that our ’814 patent is invalid, (iii) claimed that our products infringe its ’615 patent, and (iv) claimed that we misappropriated its trade secrets. We have (i) claimed that O2’s products infringe our ’814 and ’881 patents and (ii) asked the court to declare that O2’s ’615 patent is invalid or not enforceable or that our products do not infringe O2’s ’615 patent. Each party denied the allegations in the other party’s complaints and sought damages and an injunction prohibiting the other party from selling its products.

In February 2004 and May 2004, the court ruled on these matters as follows: (i) granting summary judgment for us that our products do not infringe the ’615 patent, (ii) dismissing O2’s claim that we interfered with O2’s economic advantage, (iii) denying O2’s motion for summary judgment that O2’s products do not infringe our ’814 and ’881 patents or that those patents are invalid, and (iv) denying both parties’ motions for summary judgment on O2’s trade secret claims. We expect O2 to eventually appeal one or more of these rulings to the U.S. Court of Appeals for the Federal Circuit. O2 could wait to file any such appeal until conclusion of the trial or could ask the trial judge to allow an earlier appeal prior to the trial.

The claims remaining after these rulings include (i) O2’s trade secret claims and (ii) our infringement claims for injunctive relief only and not for damages. Trial on these matters is currently scheduled for February 2005; however, O2 has filed a motion to continue the trial until a later date. While we believe that our ’814 and ’881 patents are valid and that we have not misappropriated any of O2’s trade secrets, a court could find differently. If the court finds that our ’814 and ’881 patents are invalid, our competitive position would be severely harmed. If the court finds that we have misappropriated O2’s trade secrets, we could be liable for damages to O2 and/or be enjoined from further misappropriation or use of the alleged trade secrets. Any award of damages could have a material adverse effect on our financial position and operating results.

In addition, if O2 appeals the rulings in our favor, we will at a minimum continue to incur substantial legal expense contesting any such appeal. If O2 were to be successful on any such appeals, O2’s claims would be remanded for further proceedings potentially including trial. If the court were to find that our products infringe the ’615 patent, we could be liable to O2 for damages and could be enjoined from selling our products in the U.S. Any such injunction would have a material adverse effect on our business and results of operations, at least for several quarters and possibly for a much longer period of time, depending on the extent of any such damage award and the scope and applicability of any such injunction. If the court found that we have interfered with O2’s economic advantage, we could be liable for damages to O2, which could have a material adverse effect on our financial position and operating results.

In January 2003, O2 filed a lawsuit against Sumida Corp. and Taiwan Sumida Electronics Inc. in the U.S. District Court for the Eastern District of Texas alleging that Sumida’s use of our products in Sumida’s products infringes the ’615 and ’722 patents based on Sumida’s use of our products. We have agreed to assume the defense of Sumida pursuant to an indemnity agreement. That case has been set for trial for June 2005.

In response to O2’s action against Sumida, in May 2004, we filed a complaint against O2 in the U.S. District Court for the Northern District of California seeking a declaratory judgment that we do not infringe O2’s ’722 patent. That case has been assigned to the same Judge presiding over the litigation over the ’615, ’814, and ’881 patents described above, but it has not been consolidated with the earlier case. In October 2004, O2 filed a counterclaim for alleged infringement of the ’722 patent, and added our foundry, Advanced Semiconductor Manufacturing Corporation of Shanghai, as a counterclaim defendant. Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. No trial date has yet been set in this matter.

On or about October 12, 2004, O2 filed a lawsuit against us in the U.S. District Court for the Eastern District of Texas for alleged infringement of the ’129 patent. We have not yet filed an answer to that complaint. Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. No trial date has yet been set in this matter.

If the California court were to find that our products infringe the ’722 patent, or if the Texas court were to find that our products infringe the ’129 patent, we could be liable to O2 for damages and could be enjoined from selling our products in the U.S. Any such injunction would have a material adverse effect on our business and results of operations, at least for several quarters and possibly for a much longer period of time, depending on the extent of any such damage award and the scope and applicability of any such injunction.

Taiwan Litigation

Summary.    In addition to the U.S. litigation described above, O2 has brought legal proceedings against us in Taiwan based upon its ’318 patent. Unlike the U.S., where a party seeking a preliminary injunction must first file a lawsuit on the merits of the underlying claim, in Taiwan it is possible for a party to be granted a preliminary injunction without first filing a lawsuit on the merits. In January 2003, upon O2’s request, the Shihlin District Court in Taiwan issued a preliminary injunction prohibiting us from manufacturing, designing, displaying, importing or selling our MP 1011A and MP 1015 products in Taiwan, either directly or through a third party acting at our request.

We believe that we have at all times conducted our business in compliance with the injunction. Nevertheless, O2 has taken various actions in an attempt to persuade the Shihlin District Court that we have violated it. We have also taken several legal actions in an attempt to have the injunction lifted and/or to have O2’s ’318 patent declared invalid. These actions include appealing the Shihlin District Court’s injunction, initiating proceedings with the Taiwan Intellectual Property Office (TIPO) to invalidate O2’s ’318 patent and seeking counter-injunctions from the Taipei District Court. Some of those actions have produced legal outcomes in our favor and others have not, but none has yet resulted in the lifting of the injunction or the invalidation of O2’s patent. We intend to continue pursuing the available legal avenues to achieve these objectives.

In June 2003, O2 filed a lawsuit against us in the Shihlin District Court for a resolution on the merits of O2’s claim that our products infringe O2’s ’318 patent. That lawsuit was dismissed in April 2004, but O2 filed a similar lawsuit in Taipei District Court shortly thereafter. No date for the trial has yet been set.

In August 2004, the TIPO issued a letter ordering O2 to amend its ‘318 patent. The TIPO letter indicated that two of the three independent claims asserted by O2 lacked inventive steps and therefore should be amended or deleted by O2. As to the third independent claim, the TIPO indicated that certain corrections should be made, but has not at this time indicated that the third independent claim should be amended or deleted. If, following such correction, the third claim is upheld by the TIPO, such claim would be sufficient for O2 to continue its patent claims against us. In July 2004, the Taiwan Supreme Court issued a ruling that remanded O2’s patent infringement case against us to the Taiwan High Court. In that ruling, the Taiwan Supreme Court indicated that it must be demonstrated whether O2’s country of incorporation, the Cayman Islands, offers similar, reciprocal protections to Taiwanese individuals and entities under its patent law. If the Taiwan High Court does not find that such reciprocity exists, then the Court might rule that O2 is not entitled to sue for or seek injunctions relating to infringement of its patents under Taiwan patent law. If the Court were to rule that O2 is not entitled to these legal protections, then the preliminary injunction and provisional seizure orders granted to O2 and the lawsuit filed by O2 currently pending with the Taipei District Court would all be dismissed.

Details.    We have included below more detail on certain aspects of the Taiwan litigation.

O2’s Injunction Against Us.     Our Taiwan counsel, Chen and Lin, has advised us that so long as title to our products and physical possession of our goods transfer outside Taiwan to a third party not commissioned by us and not acting at our request, and we do not otherwise design, manufacture, or display the MP 1011A and MP 1015 in Taiwan, we can sell those products to any third party in the U.S. or outside Taiwan and be in compliance with the injunction. Following the issuance of the injunction, we examined our distribution channels and altered our distribution arrangements for our MP 1011A and MP 1015 products. Since the issuance of the injunction we have sold these products F.O.B. Los Gatos, California, to third parties with whom we have distribution arrangements. Although we do not direct the parties with whom we have distribution arrangements as to where they should resell the MP 1011A and MP 1015 products, they generally do not order these products until they have received an order from a customer, who is often located in Taiwan. We believe, based on advice from Chen and Lin, that this course of business does not violate the injunction. The abovementioned opinions of Chen and Lin are not binding on the court, which will reach its own conclusions.

Despite our belief, O2 has attempted repeatedly to persuade the Shihlin District Court that we have violated the injunction. For example, O2 has on multiple occasions sought discovery in Taiwan and U.S. courts regarding the source of MP 1011A and MP 1015 products being used in Taiwan. In May 2004, O2 further requested the Shihlin District Court to find us in violation of the injunction based on certain of our products. The court has not yet issued a ruling on O2’s motion. Our products within each product family, including most of our CCFL backlight inverter products, are produced using similar mask sets and processes. As is customary in the semiconductor industry, the products within each product family are differentiated from one another principally by their electrical performance specifications, which we confirm through testing prior to labeling the products. In 2003, we shipped products F.O.B. Los Gatos, California for approximately $341,000 to parties with whom we have distribution arrangements for resale into Taiwan and China. While these products were manufactured using the same processes we use to produce our MP 1015 product, we labeled these products as MP 1010B products because they possessed the superior electrical performance specifications of our MP 1010B product. Despite their electrical performance specifications, however, O2 contends that these products are equivalent to our MP 1015 product and are therefore subject to the injunction. We believe, based on the electrical performance specifications of these products, that they are not equivalent to our MP 1015 product and are therefore not subject to the injunction. Following the manufacture of the products discussed above, in our MP 1010B product we have used and continue to use mask sets and processes that are different from those used to produce the products discussed above. Although most products in our CCFL backlight inverter family, including the MP 1010B, MP 1011A, and MP 1015 products, continue to be produced using similar mask sets and processes, we view them as distinct products based upon their distinct electrical performance specifications.

MP 1011A and MP 1015 products used in and/or shipped by our customers to Taiwan accounted for a significant portion of our revenues in each of 2003 and the nine months ended September 30, 2004. MP 1010B products used in and/or shipped by our customers to Taiwan accounted for approximately $1.0 million (or 4.1%) of our revenue in 2003 and $2.9 million (or 8.7%) of our revenue in the nine months ended September 30, 2004. We believe, based on communications with our customers, that a significant portion of these products are used by original design manufacturers and electronic manufacturing services providers in China and other Asian countries. If O2 is able to persuade a Taiwanese court that we have violated the injunction, the court could fine us up to NT$300,000 (approximately $9,000 at current exchange rates), either overall or per shipment. The court could also broadly construe the injunction to cover other products such as the MP 1010B or to prohibit us from selling the enjoined products indirectly through third parties with whom we have distribution arrangements for resale of products into Taiwan. For any or all of these reasons, a finding of violation by the court could materially and adversely affect our results of operations for one or more quarters.

Our Counter-Injunctions Against O2.    We have obtained two defensive counter-injunctions from the Taipei District Court, the first of which prohibits O2 from interfering with our or other parties’ use of our MP 1011A and MP 1015 products. The second injunction prohibits O2 from interfering with the manufacture, sale, use or importation, by either us or a third party, of a number of our other products which are specifically enumerated in the injunction, although the MP 1010B is not specifically addressed. We posted cash bonds of approximately $6.1 million (including the $90,000 bond discussed below) with the Taipei District Court in connection with the two defensive preliminary injunctions. These bonds are currently recorded as restricted assets on our balance sheet. If we do not prevail at trial, we might have to forfeit some or all of these bonds. Any such forfeiture would be an expense in the quarter in which the outcome of the trial is probable and reasonably estimable. A forfeiture of any substantial part of the bonds would materially and adversely affect our results of operations and financial position for that quarter.

O2’s Other Actions Against Us.    In August 2003, November 2003, and March 2004, O2 filed for provisional seizures against us in the Shihlin District Court and Taipei District Court, which would entitle O2 to seize up to approximately $1.9 million of our assets in Taiwan, including but not limited to MP 1011A and MP 1015 parts. This $1.9 million figure represents the amount of damages O2 has currently claimed in its Taiwan patent infringement suit against us, although at various times in the past O2 has claimed substantially higher damage amounts. The court granted the provisional seizures. The execution of the first provisional seizure was exempted because we posted a bond in the amount of approximately $90,000. We elected not to post a bond to exempt the second and third provisional seizure orders, and the court seized property from our Taiwan office. We have appealed the second and third provisional seizures to the Supreme Court. One of our appeals, involving the third seizure, has been denied but the other appeal regarding the second seizure is still pending. The second and third provisional seizure orders have not yet been executed to the satisfaction of O2’s demand, and accordingly O2 may continue to request that the court seize our property under these orders. O2 has applied for court orders allowing O2 to seize payments from our customers if such payments are made in Taiwan to us. The Court has granted two such orders against two of our customers, AsusTek and Sumida, but it is our understanding that O2 thus far has not been successful in seizing or attaching property of either of these customers. The seized assets would be released to us upon the earlier to occur of: (i) if and when the provisional seizure order were to be revoked by the court or upon O2’s application or (ii) if and when the lawsuit on the merits filed by O2 were to be dismissed and such dismissal were final and conclusive. However, if O2 were to receive final judgment in its favor on the merits, O2 would be able to file an application to sell the seized assets by auction. If such application were to be approved, the assets would be sold by the court and the proceeds would be paid to O2 to cover any damages that the court determines O2 to have suffered. O2 also filed a criminal complaint with the prosecutor’s office of the Shihlin District Court against two of our Taiwan employees accusing them of interfering with the enforcement of the Shihlin District Court’s preliminary injunction against us. In March 2004, the Shihlin District Court Prosecutor’s Office dismissed that complaint.

O2’s Lawsuits Against Our Customers and Other Third Parties.    In addition to lawsuits between O2 and us in Taiwan and the U.S., O2 has also initiated numerous legal proceedings in Taiwan and the U.S. against other companies, including AsusTek, Hewlett-Packard, Clevo, Samsung, and others who have been purchasers and/or users of our products. Although court filings are generally not publicly available in Taiwan, we are aware that in some cases those companies have been enjoined from using MP 1011A and MP 1015 products imported into Taiwan. In at least two cases, preliminary injunctions against AsusTek and Clevo were upheld by district courts in Taiwan. Injunctions against end-users of our products necessarily reduce the demand for our products, potentially leading to reduced sales. Such injunctions could also damage our reputation in the marketplace. We typically agree to indemnify customers upon request against patent infringement and, on that basis, are currently defending a customer against one of O2’s lawsuits. Continued expenditure of our funds in defending customers against O2’s lawsuits could materially and adversely affect our financial condition and operating results. We are aware that O2 has sued other large well-known original equipment manufacturers in matters unrelated to our products. Accordingly, we cannot assure you that in the future O2 will not continue to sue more of our customers or any of our suppliers or that we will not be called upon to indemnify such customers or suppliers.

Trial on the Merits in Taiwan.    We could lose at trial on the question of whether our products infringe O2’s ’318 patent. Although O2 has named only our MP 1011A and MP 1015 products in its lawsuit, if the court were to conclude that those products infringe the ’318 patent, the court could also conclude that many of our newer products, including the 1010B and other CCFL products that are physically similar to the MP 1011A and/or the MP 1015, infringe O2’s ’318 patent. We do not believe that the ’318 patent is a valid patent or that any of our products infringe the ’318 patent, but a court may come to a different conclusion. O2’s original applications for its U.S. ’615 patent and its Taiwan ’318 patent were substantially similar, but some of O2’s claims contained in the ’318 patent were rejected by the U.S. Patent and Trademark Office. Since the claims in the ’318 patent are formulated more broadly than those of the ’615 patent, the summary judgment in the U.S. that our products do not infringe the ’615 patent may not be as helpful to us in the ’318 case as it might be if the patents were identical.

If the court were to conclude that any of our products infringe the ’318 patent (and if the ’318 patent were valid), we could be liable to O2 for damages based on past sales, and could further be permanently enjoined from selling those products (directly or through distribution arrangements) for use in Taiwan. Although many system and module manufacturers who use our products have shifted, and are continuing to shift, their manufacturing from Taiwan to China, a significant portion of our expected future revenue over the next several years is expected to come from users of our CCFL backlight inverter product family in Taiwan. A final judgment awarded by a court prohibiting direct or indirect sales of our MP 1011A or MP 1015 products into Taiwan would have a material adverse effect on our business and results of operations for at least several quarters while we work to transition customers to alternative, non-infringing products. We cannot be sure that we could successfully effect such a transition. If we are permanently enjoined from selling other, newer products into Taiwan, this would have an immediate, drastic, and adverse effect on our ability to continue in our business as presently conducted.

Additional O2 Patents.    We are aware that O2 has recently been issued at least one other U.S. patent that is a continuation of the patents it has accused us of infringing, has also filed for a U.S. patent that would be a continuation of the patents it has accused us of infringing, and has filed for related patents in other Asian counties. We are not aware that any foreign patents have been issued in response to these patent applications and do not know when, if ever, any such patent will issue. Nevertheless, we expect O2 may pursue claims against us based on this additional issued U.S. patent or any other additional U.S. or foreign patents that O2 may obtain in the future. In this regard, O2 often has sued us on additional patents as they have issued, including suits on two additional patents filed in October 2004. Depending on the scope and severity of those claims, any injunctions that may be issued against us, or damages that may be awarded against us, could have a material and adverse effect on our business and results of operations.

Linear Technology Corporation

On May 3, 2004, Linear filed a complaint for misappropriation of trade secrets, unfair business practices, California common law unfair competition, breach of agreement, and breach of the duty of good faith and fair dealing against us and Timothy Cox, a former Linear employee who currently works for us, in the Superior Court of the State of California, Santa Clara County. In its complaint, Linear alleges that we hired several former Linear employees who purportedly disclosed Linear’s trade secrets to us, that we relied on these trade secrets to contact Linear’s customers and solicit Linear’s employees, and that we otherwise used this information in a manner that has harmed Linear. In this complaint, Linear has requested unspecified actual and punitive damages, injunctive relief, and attorneys’ fees. No trial date has yet been set in this lawsuit, and the parties are in the initial discovery phase in the litigation. We believe that we have meritorious defenses to Linear’s claims, and we intend to defend vigorously against these claims.

On July 16, 2004, a complaint was filed with the U.S. International Trade Commission (ITC) under section 337 of the Tariff Act of 1930 on behalf of Linear. The investigation is now captioned: In the Matter of Certain Voltage Regulator Circuits, Components Thereof and Products Containing Same, Inv. No. 337-TA-521. A letter supplementing the complaint was filed on August 10, 2004. In its complaint, Linear alleges that two products, the MP 1556 and the EV 0063 (products within our DC to DC converter product family), infringe their U.S. Patent Nos. 5,481,178 and 6,580,258 at this time. Therefore, Linear alleges that we violated section 337 because we imported these and other allegedly infringing products into the United States, sold them for importation in the United States, and/or sold them within the United States after importing them. The complaint requests that the ITC institute an investigation and, after the investigation, issue an exclusion order and a cease and desist order prohibiting specific unfair acts found to be illegal in the investigation. On August 11, 2004, the ITC ordered that an investigation be instituted to determine whether there has been a violation of section 337, as alleged in the complaint. The matter is in its preliminary stages, and we believe we have meritorious defenses to the claims and intend to defend vigorously against them. This matter has been set for trial before the ITC commencing March 30, 2005. If Linear is successful in securing an exclusion order against the MP 1556, EV 0063, and potentially other products that Linear may allege are infringing, such an exclusion order would prevent such products from being shipped into the United States and would have a material adverse effect on our business.

Microsemi Corporation

On October 7, 2004, Microsemi filed a patent infringement lawsuit in the United States District Court for the Central District of California. We were served with the complaint on October 12, 2004. The lawsuit identifies four patents—U.S. Patent Nos. 5,615,093; 5,923,129; 5,930,121; and 6,198,234—that purportedly are now owned by Microsemi and alleges that we infringe those patents. The complaint describes the patents as covering “‘display lamp driver’ technologies, [which] facilitate the lighting of electronic displays found in laptop and personal computers, personal digital assistants and televisions as well as countless liquid crystal display (‘LCD’) screens.”

The complaint does not identify which claims in the four patents are allegedly infringed nor does it identify which of our products supposedly infringe the patent claims. The court has not entered a scheduling order, and discovery has not yet begun. The complaint requests an injunction to prevent us from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. We have retained legal counsel to represent us and are preparing our answer and affirmative defenses to the complaint. We expect to file these in early November 2004.

Based upon the description of the technology contained in Microsemi’s complaint, we believe that Microsemi may contend that one or more of our CCFL backlight inverter products infringes its patents. Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. If we do not prevail in the litigation, we could be ordered to pay monetary damages, and we could be enjoined from selling one or more of our CCFL backlight inverter products into the U.S., either directly or indirectly. In 2003 and the nine months ended September 30, 2004, revenues from our CCFL backlight inverter product family were $16.9 million and $16.1 million, respectively, or 70% and 49% of total revenue. Because many of our products are sold indirectly by our customers back into the U.S., a U.S. injunction covering one or more of our products would likely substantially reduce sales of those products. Any of the results described above would have a material adverse effect on our cash flow, results of operations, and financial condition.

Micrel, Incorporated

On November 10, 2004, Micrel filed a patent infringement lawsuit in the United States District Court for the Northern District of California. We were served with the complaint on November 11, 2004.

The lawsuit identifies two patents—U.S. Patent Nos. 5,517,046, entitled “High Voltage Lateral DMOS Device With Enhanced Drift Region,” and 5,556,796, entitled “Self-Alignment Technique For Forming Junction Isolation And Wells”—that purportedly are owned by Micrel and alleges that our products infringe those patents.

Michael Hsing, our Chief Executive Officer, and another of our employees are named inventors on both of Micrel’s patents and Jim Moyer, our Chief Design Engineer, is a named inventor on one of them. Micrel’s complaint does not identify which claims in the two patents are allegedly infringed nor does it identify which of our products supposedly infringe the patent claims. However, because Micrel’s patents relate to semiconductor manufacturing processes and semiconductor design elements rather than a specific device, all of our products could potentially be implicated.

The complaint requests an injunction to prevent us from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. We have retained legal counsel to represent us and are preparing our answer and affirmative defenses to the complaint. We expect to file these in November or December 2004. The court has not set a trial date, and discovery has not yet begun.

Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. We have, however, conducted an initial review of the Micrel patents and compared them with the manufacturing processes and design elements we use for our products. Based on this initial review, we believe that we have meritorious defenses to all of Micrel’s claims If we do not prevail in the litigation, we could be ordered to pay monetary damages, and we could be enjoined from selling one or more of our products into the U.S., either directly or indirectly. Because many of our products are sold indirectly by our customers back into the U.S., a U.S. injunction covering one or more of our products would likely substantially reduce sales of those products. Any of the results described above would have a material adverse effect on our cash flow, results of operations, and financial condition.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our current directors and executive officers as of September 30, 2004.

Executive Officers and Directors

Name	Age	Positions
Michael R. Hsing	45	President, Chief Executive Officer, and Director
Tim Christoffersen	62	Chief Financial Officer and Secretary
Jim C. Moyer	61	Chief Design Engineer and Director
Deming Xiao	41	Vice President of Operations
Herbert Chang(2)(3)	42	Director
Alan Earhart(1)	61	Director
Jim Jones(1)(2)(3)	37	Director
Umesh Padval(1)(2)(3)	46	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

Michael R. Hsing has served on our board of directors and has served as our President and Chief Executive Officer since founding Monolithic Power Systems in August 1997. Before founding our company, Mr. Hsing held senior technical positions at companies such as Supertex, Inc. and Micrel, Incorporated. Mr. Hsing is an inventor on numerous patents related to the process development of bipolar mixed-signal semiconductor manufacturing. Mr. Hsing holds a B.S.E.E. from the University of Florida.

Tim Christoffersen has served as our Chief Financial Officer since June 2004, served on our board of directors from March 2004 to July 2004, and served as chairman of our audit committee from March 2004 through June 2004. Since January 1999, Mr. Christoffersen has been a financial consultant to technology companies. Prior to that, Mr. Christoffersen served as Chief Financial Officer of NeoParadigm Labs, Inc. from 1998 to 1999 and as Chief Financial Officer of Chips & Technologies, Inc. from 1994 until its sale to Intel Corporation in 1998. Mr. Christoffersen serves on the board of Genesis Microchip Incorporated. Mr. Christoffersen is a Phi Beta Kappa graduate of Stanford University where he earned a B.A. in Economics, and he also holds a Masters in Divinity from Union Theological Seminary in New York City.

Jim C. Moyer has served on our board of directors since October 1998 and has served as our Chief Design Engineer since September 1997. Before joining our company, from June 1990 to September 1997, Mr. Moyer held a senior technical position at Micrel, Incorporated. Prior to that, Mr. Moyer held senior design engineering positions at Hytek Microsystems Incorporated, National Semiconductor Corporation, and Texas Instruments Incorporated. Mr. Moyer holds a B.S.E.E. from Rice University.

Deming Xiao has served as our Vice President of Operations since October 2003. Mr. Xiao joined us in May 2001 and served as Foundry Manager until he was appointed Director of Operations in January 2002. Before joining us, from June 2000 to May 2001, Mr. Xiao was Engineering Account Manager at Chartered Semiconductor Manufacturing, Inc. Prior to that, Mr. Xiao spent 6 years as the Manager of Process Integration Engineering at Fairchild Imaging Sensors, a company that manufactures and sells silicon based products for the medical, scientific, professional, industrial, and military imaging applications. Mr. Xiao holds a B.S. in Semiconductor Physics from Sichuan University, Chengdu, China and a M.S.E.E. from Wayne State University.

Herbert Chang has served on our board of directors since September 1999. Mr. Chang has been the President of InveStar Capital, Inc. since April 1996, the Chief Executive Officer of C Squared Management Corporation since April 2004, and a Managing Member of Forefront Associates, LLC since February 1998. Each of these companies serves as either the management company or general partner of privately-held venture funds that focus on investing in early-stage companies in the semiconductor, telecommunications and networking, software, and/or Internet industries. Mr. Chang serves on the board of directors of Marvell Technology Group Ltd., Oplink Communications, Inc., Vialta, Inc. and a number of private companies. Mr. Chang received a B.S. in geology from National Taiwan University and an M.B.A. from National Chiao Tung University in Taiwan.

Alan L. Earhart has served as a member of our board of directors and chairman of our audit committee since September 2004. Mr. Earhart is currently an independent consultant and has been a retired partner of PricewaterhouseCoopers LLP since 2001. From 1970 to 2001, Mr. Earhart held a variety of positions with Coopers & Lybrand and its successor entity, PricewaterhouseCoopers LLP, an accounting and consulting firm, including most recently the position of Managing Partner for PricewaterhouseCoopers’ Silicon Valley office. Mr. Earhart also serves on the boards of directors and as chairman of the audit committees of Foundry Networks and Quantum Corporation. Mr. Earhart holds a B.S. in accounting from the University of Oregon.

Jim Jones has served on our board of directors since August 2002. Since September 2000, Mr. Jones has been a Director with BA Venture Partners, a technology venture capital partnership. Prior to joining BA Venture Partners, Mr. Jones served in senior product management, product marketing, and business development positions in the Business Communications Group at 3Com Corporation from April 1994 to September 2000. Prior to 3Com, Mr. Jones spent 5 years in IC development and marketing with National Semiconductor Corporation, focusing on analog semiconductors and communications controller and transceiver solutions. Mr. Jones holds a B.S.E.E. from the University of California, Davis.

Umesh Padval has served on our board of directors since April 2003. Mr. Padval is currently Executive Vice President of the Consumer Products Group at LSI Logic Corporation, a producer of communications, consumer, and storage semiconductors. Prior to that, Mr. Padval served as Senior Vice President of the Broadband Entertainment Division at LSI from June 2001 to August 2004. Before that, Mr. Padval served as the President of C-Cube Microsystems’ Semiconductor Division from October 1998 to May 2000 and served as Chief Executive Officer and Director of C-Cube Microsystems Incorporated from May 2000 until June 2001, when C-Cube was sold to LSI. Prior to joining C-Cube, Mr. Padval held senior management positions at VLSI Technology, Inc. and Advanced Micro Devices, Inc. Mr. Padval holds a Bachelor of Technology from the Indian Institute of Technology, Bombay, and a Masters in Engineering from Stanford University.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors is currently composed of six (6) members, including four (4) directors who are not employees and who, upon completion of this offering, will be independent for purposes of NASD Rule 4200 (Messrs. Chang, Earhart, Jones, and Padval), three (3) of whom will be independent for the purposes of service on the audit committee pursuant to Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and rules thereunder (Messrs. Earhart, Jones, and Padval). Certain of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock. Such voting agreement will terminate upon completion of this offering, and the directors elected thereunder will remain on our board of directors until their successors are duly elected by the holders of our common stock.

Following this offering, the directors will be divided into three classes, each serving staggered three-year terms. Jim Jones and Umesh Padval will be designated Class I directors whose terms will expire at the 2005 annual meeting of stockholders. Alan Earhart and Jim Moyer will be designated Class II directors whose terms will expire at the 2006 annual meeting of stockholders. Herbert Chang and Michael Hsing will be designated Class III directors whose terms will expire at the 2007 annual meeting of stockholders. This classification of our board of directors may delay or prevent a change in control of our company or in our management.

Board Committees

Audit committee.    The audit committee of our board of directors is composed of Alan Earhart (Chairman), Jim Jones, and Umesh Padval. The audit committee oversees and monitors our management and independent auditors and their activities with respect to our financial reporting process and reports to and advises our board of directors on financial matters. The audit committee is responsible for the appointment, compensation, retention, and oversight of our independent auditors.

Compensation committee.    The compensation committee of our board of directors is composed of Herbert Chang, Jim Jones, and Umesh Padval. The compensation committee is responsible for designing, reviewing, and recommending compensation arrangements for our directors, executive officers, and employees, and for administering various incentive compensation and benefit plans.

Nominating committee.    The nominating committee of our board of directors is composed of Herbert Chang, Jim Jones, and Umesh Padval. The nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, and provides oversight in the evaluation of our board of directors and each committee.

Our board of directors may establish other committees to facilitate the management of our business.

Compensation Committee Interlocks and Insider Participation

During the 2003 fiscal year, our compensation committee consisted of Herbert Chang and Jim Jones until July of 2003, at which point Mr. Chang was replaced as a committee member on the committee by Ron Verdoorn. Mr. Verdoorn was a non-employee member of our board of directors who resigned in March 2004. In February 2004, Umesh Padval and Mr. Chang were appointed to the compensation committee. Compensation for our executive officers was determined by the entire board of directors. All members of our board of directors, including Michael Hsing and Jim Moyer, who served as executive officers in fiscal year 2003, participated in deliberations concerning executive officer compensation during fiscal year 2003. No interlocking relationship exists, or has existed in the past, between our board of directors and the board of directors or compensation committee of any other company.

Director Compensation

Except for compensation to Alan Earhart, we do not currently compensate our directors in cash for their service as members of our board of directors. For his services on the board and as chairman of the audit committee, we pay Mr. Earhart an annual retainer of $40,000 and have granted him an option to purchase 30,000 shares of common stock subject to vesting over a term of two years and otherwise pursuant to the terms of our 1998 Stock Plan. During the fiscal year ended December 31, 2003, pursuant to our 1998 Stock Plan, we granted an option to purchase 86,000 shares of our common stock to Mr. Padval for his services as a director. This option has an exercise price of $1.20 per share and vests over three years. As discussed below, we granted options during this time period to certain other directors; however, such options were granted to these individuals solely in their capacity as executive officers.

Our 2004 Equity Incentive Plan will also provide for the automatic and nondiscretionary grant of options to our non-employee directors. After the completion of this offering, each new non-employee director will receive an initial option to purchase 30,000 shares upon appointment to the board, except for those directors who become non-employee directors by ceasing to be employee directors. In addition, beginning in 2005, non-employee directors who have been directors for at least six months will receive an option to purchase 15,000 shares following each annual meeting of our stockholders. All options granted under the automatic grant provisions will have a term of ten years and an exercise price equal to fair market value of our common stock on the date of grant. Each initial option becomes exercisable as to 50% of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a director on such dates. Each subsequent option becomes exercisable as to 100% of the shares subject to the option on the first anniversary of the date of grant, provided the non-employee director remains a director on such date.

Executive Compensation

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended December 31, 2003 by our Chief Executive Officer and the other most highly compensated executive officers whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2003. These individuals are referred to elsewhere in this prospectus as the “named executive officers.”

Summary Compensation Table

	Annual Compensation		Long-term Compensation
Name and Principal Position	Salary	Bonus	Securities Underlying Options
Michael R. Hsing President and Chief Executive Officer	$163,077	$30,000	60,000

Brian McDonald* Former Vice President of Administration, Chief Financial Officer, and Secretary	150,000	30,000	40,000

Jim C. Moyer Chief Design Engineer	123,500	13,276	20,000

Deming Xiao Vice President of Operations	117,548	30,000	80,000

*	Mr. McDonald resigned as Vice President of Administration, Chief Financial Officer, and Secretary as of June 22, 2004.

Option grants in last fiscal year

The following table sets forth information regarding options granted to our named executive officers during the fiscal year ended December 31, 2003. The percentage of total options granted is based on an aggregate of 1,647,100 options granted by us to our employees during the fiscal year ended December 31, 2003. We have never granted any stock appreciation rights.

All options were granted pursuant to the 1998 Stock Plan, as amended. These options vest as to 25% of the total granted shares 12 months after the vesting commencement date and as to 1/48 of the total granted shares at the end of each successive month of employment thereafter. Options were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors.

The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant as determined at that time by the Company’s Board of Directors. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock, overall stock market conditions, and the option holders’ continued service with us.

	Individual Grants
Name	Number of Shares of Common Stock Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price (per share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Michael R. Hsing	60,000	3.64%	$1.20	9/11/2013	$45,280	$114,749
Brian McDonald*	40,000	2.43%	1.20	—	—	—
Jim C. Moyer	20,000	1.21%	1.20	9/11/2013	15,093	38,250
Deming Xiao	80,000	4.86%	1.20	9/11/2013	60,374	152,999

*	Mr. McDonald resigned as Vice President of Administration, Chief Financial Officer, and Secretary as of June 22, 2004. Mr. McDonald’s option to purchase 40,000 shares of common stock was terminated in connection with his separation agreement and release described on page 78.

Aggregate option exercises during fiscal year 2003 and values at December 31, 2003

The following table sets forth the number and value of unexercised options held by our named executive officers at fiscal year ended December 31, 2003. The value realized reflects the fair market value of our common stock underlying the option on the date of exercise, as determined by our board of directors, minus the exercise price of the option. The value of the unexercised in-the-money options at fiscal year end is based on the difference between an assumed initial public offering price of $             per share and the exercise price payable per share.

Name	Shares Acquired on Exercise	Value Realized	Number of Shares of Common Stock Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael R. Hsing	—	$—	141,667	318,333	$946,329	$2,133,664
Brian McDonald*	—	—	133,333	306,667	906,658	2,085,329
Jim C. Moyer	270,000	0	—	—	—	—
Deming Xiao	—	—	84,833	177,167	601,461	1,220,932

*	Mr. McDonald resigned as Vice President of Administration, Chief Financial Officer, and Secretary as of June 22, 2004. Pursuant to the terms of his separation agreement and release described on page 78 and pursuant to Mr. McDonald’s exercise of an option to purchase 105,000 shares, as of September 30, 2004, Mr. McDonald had 78,333 exercisable, and no unexercisable, shares of common stock underlying unexercised options.

Benefit Plans

1998 Stock Plan

Our 1998 Stock Plan was adopted by our board of directors and approved by our stockholders in October 1998 and was most recently amended in June 2004. Our 1998 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. As of September 30, 2004, options to purchase 7,471,583 shares of common stock were outstanding, and 1,916,450 shares were available for future grant under this plan. Our 1998 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each award. If the outstanding awards are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the award as to all of the shares subject to the award, including shares that would not otherwise be exercisable, for a period of 15 days from the date of notice. Any outstanding award will terminate upon the expiration of the 15-day period. We will not grant any additional awards under our 1998 Stock Option Plan following this offering. Instead we will grant options under our 2004 Equity Incentive Plan.

2004 Equity Incentive Plan

Our board of directors adopted our 2004 Equity Incentive Plan in March 2004, and our stockholders approved it in November 2004. Our 2004 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Number of Shares of Common Stock Available Under Our 2004 Equity Incentive Plan.    We have reserved a total of 800,000 shares of our common stock for issuance pursuant to the 2004 Equity Incentive Plan plus (a) any shares which have been reserved but not issued under our 1998 Stock Plan as of the effective date of this offering and (b) any shares returned to our 1998 Stock Plan on or after the effective date of this offering as a result of termination of options or the repurchase of unvested shares issued under the 1998 Stock Plan. In addition, our 2004 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the least of:

•	5% of the outstanding shares of our common stock on the first day of the fiscal year;

•	2,400,000 shares; and

•	such other amount as our board of directors may determine.

In the event of certain changes in our capitalization (for instance, a stock split) and other corporate transactions affecting our securities, the administrator in its discretion may adjust the number and class of securities that may be delivered under the 2004 Equity Incentive Plan, the number, class, and price of shares covered by each outstanding award, the numerical share limits relating to the number of shares that may be added to the plan as well as the number of shares that may be subject to an award.

Administration of Our 2004 Equity Incentive Plan.    Our board of directors or a committee of our board administers our 2004 Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of

Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including, but not limited to, the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise of an Award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with different terms, including, without limitation, a lower exercise price.

Options.    The administrator determines the exercise price of options granted under our 2004 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 750,000 shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,250,000 shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2004 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted Stock.    Restricted stock may be granted under our 2004 Equity Incentive Plan. Restricted stock awards are shares of our common stock, subject to terms and conditions established by the administrator. The administrator will determine the number of shares granted pursuant to an award of restricted stock and may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture and any such repurchased or forfeited shares will be available for future grants under the plan.

Performance Units; Performance Shares.    Performance units and performance shares may be granted under our 2004 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance unit or performance share. Performance units shall have an initial dollar value established by the administrator on or before the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date.

Automatic Option Grants to Outside Directors.    Our 2004 Equity Incentive Plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase 30,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. In addition, beginning in 2005, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 15,000 shares immediately following each annual meeting of our stockholders.

All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to fair market value on the date of grant. Each option to purchase 30,000 shares becomes exercisable as to 50% of the shares subject to the option on each anniversary of its date of grant, provided the non-employee director remains a director on such dates. Each option to purchase 15,000 shares becomes exercisable as to 100% of the shares subject to the option on the first anniversary of its date of grant, provided the non-employee director remains a director on such date. The administrator has the discretion to change the number of shares subject to the 30,000 and 15,000 share grant.

Transferability of Awards.    Our 2004 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Adjustments upon Change in Control.    Our 2004 Equity Incentive Plan provides that in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the outstanding awards will immediately vest and the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to such award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved. The award will terminate upon the expiration of the period of time the administrator provides in the notice. With respect to awards that are assumed or substituted for, in the event the service of an outside director is terminated on or following the date of the assumption or substitution, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved.

Amendment and Termination of Our 2004 Equity Incentive Plan.    Our 2004 Equity Incentive Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Equity Incentive Plan provided such action does not impair the rights of any participant.

2004 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish the 2004 Employee Stock Purchase Plan.

Number of Shares of Common Stock Available Under the Plan.    A total of 200,000 shares of our common stock will initially be made available for sale under our 2004 Employee Stock Purchase Plan. In addition, our 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the least of:

•	2% of the outstanding shares of our common stock on the first day of the fiscal year;

•	1,000,000 shares; and

•	such other amount as may be determined by our board of directors.

In the event of certain changes in our capitalization (for instance, a stock split) and other corporate transactions affecting our common stock, the administrator in its discretion will adjust the number and class of common stock that may be delivered under our 2004 Employee Stock Purchase Plan, the purchase price per share and the number of shares of our common stock covered by each outstanding award, as well as the numerical limits relating to the maximum number of shares that may be added to the Plan each year and the maximum number of shares a participant may purchase during an offering period.

Administration of the Plan.    Our board of directors or a committee of our board administers the 2004 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of our 2004 Employee Stock Purchase Plan and determine eligibility.

Eligibility to Participate.    All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than 5 months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

•	immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or the capital stock of our parent or subsidiary corporations or

•	whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year in which such option is outstanding at any time.

Offering Periods and Contributions.    Our 2004 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive 6-month offering periods. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after August 15, 2005. The administrator has the authority to adjust the timing and duration of future offering periods.

Our 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s base straight time gross earnings, commissions (to the extent such commissions are an integral, recurring part of compensation), overtime, and shift premium, but exclusive of payments for incentive compensation, bonuses, and other compensation, bonuses and other compensation remuneration paid directly to the employee. A participant may purchase a maximum of 2,000 shares during an offering period. The administrator may adjust this limit prior to the commencement of subsequent offering periods.

Purchase of Shares.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or end of such offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability of Rights.    A participant may not transfer rights granted under our 2004 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2004 Employee Stock Purchase Plan.

Adjustments upon Change in Control.    In the event of our “change of control,” a successor corporation will assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

Amendment and Termination of the Plan.    Our 2004 Employee Stock Purchase Plan will automatically terminate in 2024, unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in our 2004 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2004 Employee Stock Purchase Plan.

Employment and Change of Control Arrangements

Under employment agreements with Michael Hsing and Jim Moyer, dated August 23, 2002 and September 12, 2002, respectively, if either executive’s employment is terminated without “cause,” or if either executive leaves his employment for “good reason” (each as defined in the agreements), we are required to pay his base salary and benefits for a period of 6 months, and the vesting of the unvested shares pursuant to each executive’s initial stock option grant will accelerate in an amount equal to the number of options that would have vested had the executive remained an employee for 12 months following the termination of employment. In addition, if such termination occurs within one year following a change of control, the executive will receive his base salary and benefits for a period of 12 months and 50% of the executive’s unvested options pursuant to each executive’s initial stock option grant will vest and become exercisable. Change of control means a merger or consolidation after which our shareholders do not hold a majority of our outstanding voting securities, any transaction involving the transfer of greater than 50% of our voting power, or a sale of substantially all our assets.

Under an employment agreement entered into with Tim Christoffersen effective as of June 22, 2004, if Mr. Christoffersen’s employment is terminated for reasons other than “cause,” death, or disability or if he resigns from his employment for “good reason” (each as defined in his agreement), the vesting of all unvested shares subject to all outstanding to stock options and all unvested shares of restricted stock will accelerate in an amount equal to 12 months of service. In addition, upon a change of control, all of Mr. Christoffersen’s outstanding stock options and all unvested shares of restricted stock will accelerate as to 100% of all unvested shares. Upon Mr. Christoffersen’s termination of employment for other than cause, death or disability or his voluntary resignation for good reason, in addition to the accelerated vesting described above, Mr. Christoffersen will receive a lump-sum payment equal to 6 months of his base salary. In the event of Mr. Christoffersen’s termination of employment for any reason, he will have 6 months following such termination to exercise all outstanding options. Change of control means a merger or consolidation after which our shareholders do not hold a majority of our outstanding voting securities, any transaction involving the transfer of greater than 50% of our voting power, or a sale of substantially all our assets.

Under a separation agreement and release we entered into with Brian McDonald effective as of June 22, 2004, we agreed to pay Mr. McDonald an amount equal to two weeks of his base salary. We also entered into a consulting agreement with Mr. McDonald effective as of June 22, 2004, under which we retained Mr. McDonald as a paid consultant for a period of three months, which agreement was amended on September 24, 2004 to extend Mr. McDonald’s consultancy for an additional three months.

Under a change of control agreement we entered into with Deming Xiao effective as of November 14, 2004, if Mr. Xiao’s employment is terminated without cause, or if he leaves his employment for good reason within one year following a change of control, he will receive acceleration of the vesting of his stock options as to 50% of the unvested shares covered by the employment agreement. Change of control means a merger or consolidation after which our shareholders do not hold a majority of our outstanding voting securities, any transaction involving the transfer of greater than 50% of our voting power, or a sale of substantially all our assets.

401(k) Plan

We sponsor a 401(k) savings and profit-sharing plan for all employees who meet certain eligibility requirements. Participants may contribute up to the amount allowable for federal income tax purposes. We are not required to contribute and did not contribute to our 401(k) plan for the years ended December 31, 2001, 2002, and 2003.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation, employment and change in control agreements and other arrangements, which are described above in “Management,” and the transactions described below, since January 1, 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party: in which the amount involved exceeded or will exceed $60,000; and in which any director, executive officer, holder of 5% or more of any class of our voting stock, or any member of their immediate family had or will have a direct or indirect material interest.

Registration Rights Agreement

We have entered into an agreement with the holders of our preferred stock, including entities with which certain of our directors are affiliated, including BAVP, L.P. and certain funds affiliated with InveStar Capital, Inc., that provides the holders of the preferred stock certain rights relating to the registration of their shares of common stock issuable upon conversion of the preferred stock. These rights will survive this offering and will terminate as to any holder, at such time as such holder is able to sell all the securities held by such holder within a three month period pursuant to Rule 144 of the Securities Act and if such holder owns less than 1% of our outstanding capital stock, but in any event no later than the fifth anniversary of the closing of this offering. Please refer to “Description of Capital Stock” below for a more thorough description of these registration rights.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and bylaws that will be in effect after completion of this offering will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Recent Option and Restricted Stock Grants

Since January 1, 2001, we have granted stock options to the following executive officers and directors:

Name	Date of Grant	Shares Underlying Options	Exercise Price	Term of Option
Deming Xiao	6/5/01	72,000	$0.80	10 years
Deming Xiao	1/16/02	30,000	$0.80	10 years
Michael R. Hsing	7/17/02	400,000	$1.32	5 years
Jim C. Moyer	7/17/02	250,000	$1.20	10 years
Deming Xiao	10/15/02	80,000	$1.20	10 years
Umesh Padval	4/24/03	86,000	$1.20	10 years
Michael R. Hsing	9/11/03	60,000	$1.20	10 years
Jim C. Moyer	9/11/03	20,000	$1.20	10 years
Deming Xiao	9/11/03	80,000	$1.20	10 years
Michael Hsing	1/13/04	500,000	$5.00	10 years
Jim C. Moyer	1/13/04	350,000	$5.00	10 years
Deming Xiao	1/28/04	50,000	$5.00	10 years
Tim Christoffersen	3/25/04	30,000	$10.00	10 years
Tim Christoffersen	7/6/04	250,000	$10.00	10 years
Alan Earhart	9/17/04	30,000	$7.50	10 years

*	Messrs. Hsing and Moyer each voluntarily and mutually agreed with us to reduce the amount of each executive’s option grant to 350,000 shares and 200,000 shares, respectively.

Options for executive officers vest over four years with 25% of the total granted shares vesting one year after the vesting commencement date and  1/48 of the total granted shares vesting at the end of each successive month thereafter, subject to the optionee continuing to be a service provider on such dates.

The option granted to Umesh Padval vests over three years with 33 1/3% of the total granted shares vesting one year after the vesting commencement date and  1/36 of the total granted shares vesting at the end of each successive month thereafter, subject to him continuing to be a director on such dates.

The option granted to Tim Christoffersen on March 25, 2004 vested monthly over two years. The option vested as to 3,750 shares, and the remainder of the option was terminated in connection with the commencement of his employment with us. The option granted to Mr. Christoffersen on July 6, 2004 vested as to 70,000 shares as of June 22, 2004 with the remaining shares vesting as to  1/36 following each successive month thereafter, subject to him continuing to be a service provider on such dates. On October 5, 2004, we granted 25,000 shares of our common stock at a price of $0.001 per share (valued at the time at $7.50) to Mr. Christoffersen, vesting over four years with 25% of the total granted shares vesting on each anniversary of the date of grant.

The option granted to Alan Earhart vests over two years with 50% of the total granted shares vesting on each anniversary of the vesting commencement date, subject to him continuing to be a director on such dates.

Private Placement Financings

The following table summarizes the shares of preferred stock purchased by our directors and 5% stockholders and persons and entities associated with them in private placement transactions. Such purchases were made on the same or substantially similar terms as unrelated investors that participated in the private placement transactions. Except as described below, each share of preferred stock converts into one share of common stock upon the closing of this offering. Upon such conversion and at an assumed public offering price of $8.00 per share, the mid-point of the range on the cover of this prospectus, we will issue to the holders of the Series D preferred stock, in the aggregate, an additional 144,683 additional shares of common stock pursuant to an anti-dilution provision in our charter. The shares of Series C preferred stock were sold on May 16, 2001 and June 20, 2001 at $2.25 per share, and the shares of Series D preferred stock were sold on August 23, 2002 at $3.291 per share.

5% Stockholders and Entities Affiliated with Directors	Series C Preferred		Series D Preferred(2)
Funds affiliated with InveStar Capital, Inc.	1,462,488	(1)	654,775
Funds affiliated with Acer Technology Ventures	444,444		304,858
BAVP, L.P.			2,798,185
C Squared Investment Corp.			30,386

(1)	Assumes the exercise of warrants to purchase 120,000 shares at an exercise price of $2.25 per share.
(2)	On an as-converted basis, assuming an initial offering price of $8.00 per share. The number of shares of common stock that will be outstanding following the completion of this offering may vary depending on the initial offering price. Please refer to the description in “The Offering” on page 5.

Other Transactions

It is our policy that all transactions between us and our officers, directors, 5% stockholders, and their affiliates will be entered into only if these transactions are approved by a majority of the disinterested directors, are on terms no less favorable to us than could be obtained from unaffiliated parties, and are reasonably expected to benefit us.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2004, as adjusted to reflect the sale of 4,000,000 additional shares of our common stock in this offering and the automatic conversion of all shares of our preferred stock to shares of our common stock prior to the completion of this offering, for each of the following persons:

•	all named executive officers;

•	all directors;

•	each person who is known by us to own beneficially five percent or more of our common stock assuming conversion of our preferred stock prior to this offering; and

•	each selling stockholder.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Each stockholder’s percentage ownership in the following table is based upon 22,828,695 shares of common stock outstanding (on a pro forma basis, assuming the conversion of preferred stock outstanding into common stock at an assumed initial public offering price of $8.00 per share) as of September 30, 2004 and 26,828,695 shares of common stock outstanding immediately after this offering, in each case assuming conversion of all outstanding shares of preferred stock into common stock and an initial public offering price of $8.00, the mid-point of the range on the cover of this prospectus, but no exercise of the underwriters’ over-allotment option. The number of shares of common stock that will be outstanding and that will be held by certain stockholders listed below following the completion of this offering may vary depending on the initial offering price due to the adjustment described under “The Offering” on page 5.

Unless otherwise indicated, the address of each beneficial owner listed below is Monolithic Power Systems, Inc., 983 University Avenue, Building A, Los Gatos, CA 95032.

	Number of Shares Beneficially Owned(1)		Number of Shares Being Offered	Percentage of Shares Beneficially Owned(1)
	Before Offering	After Offering		Before Offering	After Offering
Named Executive Officers and Directors
Michael R. Hsing(2)	1,837,977	1,837,977		8.0%	6.8%
Brian McDonald(3)	183,333	123,333	60,000	*	*
Deming Xiao(4)	149,875	149,875		*	*
Herbert Chang(5)(6)	4,768,097	4,259,679	508,418	20.8%	15.8%
Alan Earhart	—	—		—	—
Jim Jones(7)	—	—		—	—
Jim C. Moyer(8)	1,861,068	1,861,068		8.2%	6.9%
Umesh Padval(9)	45,389	45,389		*	*

Other 5% Stockholders
Funds affiliated with InveStar Capital, Inc.(5) 3600 Pruneridge Avenue, Suite 300 Santa Clara, CA 95051	4,656,847	4,148,429	508,418	20.4%	15.5%

BAVP, L.P.(10) 950 Tower Lane, Suite 700 Foster City, CA 94404	2,877,758	2,377,758	500,000	12.6%	8.9%

	Number of Shares Beneficially Owned(1)		Number of Shares Being Offered	Percentage of Shares Beneficially Owned(1)
	Before Offering	After Offering		Before Offering	After Offering
Funds affiliated with Acer Technology Ventures(11) 5201 Great America Parkway, Suite 270 Santa Clara, CA 95054	2,007,971	1,907,971	100,000	8.8%	7.1%

Cheow Seng Lee Flat 10, Unit 8 8 Broadcast Drive Kowloon, Hong Kong	1,368,012	1,368,012		6.0%	5.1%

All current directors and executive officers as a group (8 persons)(12)	8,761,712	8,253,294	508,418	37.5%	30.2%

Selling Stockholders
Yi You Chang 10450 Phar Lap Drive Cupertino, CA 95014	28,570	18,570	10,000	*	*

Digital CT Investment Ltd.(13) 8F-2, No. 99, Fushing N. Rd. Taipei 105, Taiwan R.O.C.	786,209	636,983	149,226	3.4%	2.4%

Hsi-Yuan Hsu. 5F, No. 6, Lane 336 Nei Hu Road, Section 2 Taipei, Taiwan R.O.C.	20,000	16,170	3,830	*	*

Jaw-Sheng Kong 19903 Rodrigues Avenue Cupertino, CA 95014	71,428	35,714	35,714	*	*

Fonglu D. & Wang H. Lin 1994 Irrevocable Trust(14) 19737 Versailles Way Saratoga, CA 95070	142,856	120,000	22,856	*	*

Microtek Inc.(15) 2-7-5 Izumi, Suginami-ku Tokyo, 168-0096, Japan	80,000	40,000	40,000	*	*

John Shannon(16) 10 Glenridge Avenue Los Gatos, CA 95030	402,000	391,084	10,916	1.8%	1.5%

Hideto Takagishi 1347 Arbor Park Court San Jose, CA 95126	228,506	200,000	28,506	1.0%	*

Top Fortune Direct Investment Ltd.(17) 8-F, No. 99, Fushing N. Rd. Taipei 105, Taiwan R.O.C.	133,333	107,799	25,534	*	*

	Number of Shares Beneficially Owned(1)		Number of Shares Being Offered	Percentage of Shares Beneficially Owned(1)
	Before Offering	After Offering		Before Offering	After Offering
Z.C. Tseng No. 6, Ally 38, Lane 492 Tu-Cheng Road Taichung County Taiwan, R.O.C.	85,714	80,714	5,000	*	*

*	Represents beneficial ownership of less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of September 30, 2004 are considered to be outstanding and beneficially owned by such person. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes (i) 765,000 shares held of record by Michael Hsing and Sharon Z. Hsing, husband and wife, as joint tenants, (ii) 382,500 shares held of record by Michael Hsing and Sharon Hsing, Co-Trustees of the Michael Hsing 2004 Trust, (iii) 382,500 shares held of record by Michael Hsing and Sharon Hsing, Co-Trustees of the Sharon Hsing 2004 Trust, (iv) 57,144 shares held of record by Delaware Charter Guarantee Trust Company TTEE FBO Michael Hsing IRA, and (v) 250,833 shares of our common stock issuable under options exercisable within 60 days of September 30, 2004.
(3)	Includes 78,333 shares of our common stock issuable under options exercisable within 60 days of September 30, 2004.
(4)	Includes 63,542 shares of our common stock issuable under options exercisable within 60 days of September 30, 2004.
(5)	Includes (i) 2,520,964 shares held of record by InveStar Semiconductor Development Fund Inc., (ii) 868,213 shares held of record by InveStar Semiconductor Development Fund Inc. (II) LDC, (iii) 681,395 shares held of record by InveStar Burgeon Venture Capital Inc., (iv) 316,917 shares held of record by InveStar Excelsus Venture Capital Inc., (v) 134,679 shares held of record by Forefront Venture Partners, L.P., and (vi) 134,679 shares held of record by InveStar Dayspring Venture Capital, Inc. For each of these entities, the voting and/or dispositive power is held by Mr. Chang. Mr. Chang disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.
(6)	Includes (i) 80,000 shares of our common stock issuable under options exercisable within 60 days of September 30, 2004 and (ii) 31,250 shares held of record by C Squared Investment Corp. Mr. Chang disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.
(7)	Excludes 2,877,758 shares beneficially owned by BAVP, L.P. The voting and disposition of these shares held by BAVP, L.P. is determined by BA Venture Partners VI, LLC, the ultimate general partner of BAVP, L.P. Such decisions by BA Venture Partners VI, LLC are, in turn, determined by a majority-in-interest of its five managing members, Kate Mitchell, Lou Bock, Mark Brooks, John Dougery, and Rory O’Driscoll. Jim Jones is one of the members of BA Venture Partners VI, LLC and as such has a pecuniary interest in a portion of the 2,877,758 shares, but has no voting or investment power with respect to such shares. Mr. Jones disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest therein.

(8)	Includes (i) 520,000 shares held of record by Jim C. Moyer and Frances K. Moyer, husband and wife, as joint tenants, (ii) 250,000 shares held of record by James C. Moyer and Frances K. Moyer, Co-Trustees of the James C. Moyer 2004 Trust, (iii) 250,000 shares held of record by James C. Moyer and Frances K. Moyer, Co-Trustees of the Frances K. Moyer 2004 Trust, (iv) 143,000 shares held of record by First National Bank of Onaga FBO Frances K. Moyer, (v) 143,000 shares held of record by First National Bank of Onaga FBO Jim C. Moyer, and (vi) 118,334 shares subject to repurchase by us at original purchase price in the event of termination of Mr. Moyer’s employment with us, which right lapses over time. For each of these entities, the voting and/or dispositive power is held or shared by Jim Moyer and/or Frances Moyer.
(9)	Includes 45,389 shares of our common stock issuable under options exercisable within 60 days of September 30, 2004.
(10)	Represents 2,877,758 shares beneficially owned by BAVP, L.P. The voting and disposition of these shares held by BAVP, L.P. is determined by BA Venture Partners VI, LLC, the ultimate general partner of BAVP, L.P. Such decisions by BA Venture Partners VI, LLC are, in turn, determined by a majority-in-interest of its five managing members, Kate Mitchell, Lou Bock, Mark Brooks, John Dougery, and Rory O’Driscoll. Jim Jones is one of the members of BA Venture Partners VI, LLC and as such has a pecuniary interest in a portion of the 2,877,758 shares, but has no voting or investment power with respect to such shares. Mr. Jones disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest therein.
(11)	Includes (i) 1,250,000 shares held of record by Acer Technology Venture Fund L.P., the voting and/or dispositive power of which is shared by Ronald Chwang and James C. Lu, and (ii) 757,971 shares held of record by IP Fund One, L.P., the voting and/or dispositive power of which is shared by Ronald Chwang, Roger Liao, James C. Lu, and Pyramyth Liu.
(12)	Includes (i) 539,070 shares of our common stock issuable under options exercisable within 60 days of September 30, 2004 and (ii) 99,306 shares of our common stock issuable under options exercisable by Tim Christoffersen within 60 days of September 30, 2004. Excludes (i) 105,000 shares of common stock held of record by Mr. McDonald and 78,333 shares of our common stock issuable under options exercisable by Mr. McDonald within 60 days of September 30, 2004 and (ii) 2,877,758 shares of preferred stock beneficially owned by BAVP, L.P.
(13)	Voting and/or dispositive power with respect to such shares is held or shared by Sheng-Chun Yu, Cheng-Lung Hsu, and Wen-Long Lin.
(14)	Voting and/or dispositive power with respect to such shares is held or shared by Fonglu D. Lin and Wang H. Lin.
(15)	Voting and/or dispositive power with respect to such shares is held or shared by Toshiki Onishi.
(16)	345,000 shares held of record by John R. Shannon and Sheila E. Quinlan, husband and wife, as joint tenants.
(17)	Voting and/or dispositive power with respect to such shares is held or shared by Wen-Long Lin, Ching-Yuan Lin, and I-Yuan Yu.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and assuming the filing of an amended and restated certificate of incorporation, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value. As of September 30, 2004, there were 22,828,695 shares of our common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of our preferred stock into common stock on the closing of this offering, that were held of record by approximately 106 stockholders, and options to purchase 7,471,583 shares of common stock were outstanding. We will have a total of 26,828,695 shares of common stock outstanding following this offering, assuming an initial public offering price of $8.00, the mid-point of the range on the cover of this prospectus.

The following description assumes the filing of an amended and restated certificate of incorporation upon the closing of this offering. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at the times and in the amounts as our board of directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to our common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. There are two outstanding warrants to purchase 33,718 and 60,000 shares of our common stock at exercise prices of $1.20 per share and $0.80 per share, respectively, expiring on August 13, 2009 and December 28, 2005, respectively.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock following this offering.

Registration Rights

Upon the closing of this offering, holders of 17,100,704 shares, based on an assumed public offering price of $8.00 per share, of our common stock are entitled to certain rights with respect to the registration of their shares under the Securities Act. Specifically, at any time six months after the earlier of the closing of this offering or December 31, 2004, the holders of at least 50% of the shares having registration rights can demand that we file a registration statement for those shares so long as the demand covers at least 33 1/3% of the registrable securities. We are required to effect the registration as requested, unless the underwriters decide to limit the number of shares that may be included in the registration due to marketing factors. We are only obligated to satisfy two demand registrations, and we may defer a registration by up to 90 days under specified circumstances once per 12-month period. Furthermore, at any time that we plan to register our securities, these holders have a right to require that we include their registrable securities in the registration at our expense, subject to specified limitations. Furthermore, to the extent that we are qualified under applicable SEC rules to register our shares for public resale on Form S-3 or a similar short form registration, if holders of at least 25% of the registrable securities request that their securities be registered, and provided that that the value of the securities requested to be registered is at least $500,000, we have agreed to use our best efforts to register such securities on Form S-3, subject to specified limitations. Generally, all fees, costs and expenses of the registrations mentioned above will be borne by us and all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, will be borne by the holders of the securities being registered. These registration rights terminate as to any holder, at such time as such holder is able to sell all the securities held by such holder within a three month period pursuant to Rule 144 of the Securities Act and if such holder owns less than 1% of the outstanding capital stock of the company, but in any event no later than the fifth anniversary of the closing of this offering. We have agreed to indemnify the selling stockholders, and the selling stockholders have agreed to indemnify us, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, pursuant to the registration rights agreement.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

Delaware Statute.    Upon consummation of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions):

•	Prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Charter Provisions.    Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. These could have the effect of decreasing the market price of our common stock. In particular, our amended and restated certificate of incorporation and bylaws, as applicable, among other things, will:

•	divide our board of directors into three separate classes serving staggered three-year terms;

•	provide that special meetings of stockholders can only be called by our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer). In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business specified in the notice of such meeting to the stockholders;

•	provide for an advance notice procedure with regard to business to be brought before a meeting of stockholders;

•	eliminate the right of stockholders to act by written consent;

•	provide that directors may only be removed for cause;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and

•	allow our board of directors to issue shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock, without any further vote or action by the stockholders.

These provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of the proposed terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

Nasdaq National Market Quotation

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “MPWR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

Upon completion of this offering, we will have outstanding 26,828,695 shares of our common stock, assuming an initial public offering price of $8.00, the mid-point of the range on the cover of this prospectus. Of these shares, the 5,500,000 shares sold by us and the selling stockholders in the offering (plus any shares issued upon exercise of the underwriters’ over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act (generally, our officers, directors and 10% stockholders). Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below.

The remaining 21,328,695 shares outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below. All of these shares are subject to lock-up agreements pursuant to which the stockholder has agreed not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and/or us. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k), and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by the designated underwriters’ representative. Taking into account the lock-up agreements, and assuming we and Goldman, Sachs & Co. do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the offering, only the shares sold in this offering will be immediately available for sale in the public market;

•	an additional 21,124,111 shares will become eligible for sale pursuant to Rule 144 beginning 180 days after the date of this prospectus. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below; and

•	an additional 204,584 shares will become eligible for sale in the public market pursuant to Rule 144 at various dates in the future.

Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans and our stock purchase plan. Based upon the number of shares subject to outstanding options as of September 30, 2004 and currently reserved for issuance under our stock plans, this registration statement would cover approximately 10,507,033 shares in addition to annual increases in the number of shares available under the stock option plans and stock purchase plan pursuant to the terms of such plans. Shares registered under this registration statement will generally be available for sale in the open market immediately after the 180-day lock-up agreements expire or earlier if we and Goldman, Sachs & Co. release the stockholders from the lock-up agreements.

Also beginning six months after the date of this offering, holders of 17,100,704 shares of our common stock will be entitled to rights with respect to registration of these shares for sale in the public market. For more information, see “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Rule 144.    In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: one percent of the number of shares of common stock then outstanding (which will equal approximately 268,287 shares immediately after the offering, assuming an initial offering price of $8.00) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701.    In general, beginning 90 days after the effective date, each of our directors, officers, employees, consultants, or advisors who purchased shares pursuant to a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

UNDERWRITING

The company, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Piper Jaffray & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Piper Jaffray & Co.

Total	5,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 825,000 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 825,000 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by Selling Stockholder	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The company, its directors, officers, and certain employees, stockholders and optionholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. This restriction does not apply to any issuances by us under our existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “MPWR.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on Nasdaq National Market or in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

The offering of the shares has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of this document or of any other document relating to the shares be distributed in the Republic of Italy, except:

(i)	to professional investors (“operatori qualificati”), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended;

(ii)	in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the “Financial Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended; or

(iii)	to an Italian resident who submits an unsolicited offer to purchase the shares.

Any offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in the Republic of Italy under (i) or (ii) above must be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable laws and regulations.

This prospectus has not received the visa of the French Autorité des marchés financiers (the “AMF”) and accordingly, may not be used in connection with any offer to the public to purchase any shares in France. The offer to purchase the shares will be made in France by us or our agents in accordance with the provisions of Articles L. 411-1, L. 411-2, and L. 412-1 of the French Code monétaire et financier (the “French Monetary and Financial Code”) and Decree n° 98-880 dated October 1, 1998 relating to offers to qualified investors (the “Decree”). Purchasers may purchase the shares if they qualify as qualified investors acting on their own account (“investisseurs qualifiés” as defined in Article L. 411-2 of the French Monetary and Financial Code and Article I of the Decree) and may, directly or indirectly, transfer the shares to the public in France only in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 of the French Monetary and Financial Code.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors, and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each syndicate member acknowledges that the Shares may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor may the Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company and the selling stockholders estimate that their shares of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,350,000 and zero, respectively.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

None of the underwriters or their respective affiliates provided any investment banking, financial advisory, and/or consulting services for the company, other than in connection with this offering, during the 180-day period immediately preceding the initial filing of this registration statement. Certain of the underwriters and their respective affiliates may in the future perform such services for the company, for which they would receive customary fees and expenses.

VALIDITY OF SECURITIES

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, will pass for us on the validity of the common stock offered hereby. Jones Day, Menlo Park, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus. As of September 30, 2004, persons and entities affiliated with Wilson Sonsini Goodrich & Rosati, P.C. beneficially owned the right to purchase 33,718 shares of our common stock.

EXPERTS

The consolidated financial statements of Monolithic Power Systems, Inc. as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002, and 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to lawsuits related to alleged patent infringement and alleged misappropriation of assets), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The statements in this prospectus set forth under the captions “Risk Factors—If we are unsuccessful in our current lawsuits with O2 Micro International Limited in either the U.S. or in Taiwan, we could be enjoined from selling many of our products and/or be required to pay substantial damages or fines. Any unfavorable outcome would cause our revenues to decline significantly and severely harm our business and operating results,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—O2 Litigation,” and “Business—Legal Proceedings—O2 Micro—Overview,” “—Patents at Issue,” and “—Taiwan Litigation,” have been reviewed and approved by Chen and Lin, our Taiwanese counsel. Insofar as such statements constitute descriptions of Taiwan laws, legal documents or legal proceedings, including possible outcomes thereof, or the application of Taiwan laws to facts, they represent the legal opinion of and have been included on the authority of Chen and Lin as experts on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 under the Securities Act with the SEC to register the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and the exhibits to the registration statement for more information about us and our common stock. Our statements in this prospectus concerning the contents of any document, though summarizing the material terms of such documents, are not necessarily complete, and in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement for all of the information that may be important to you. Each statement about those documents is qualified in its entirety by this reference.

Following the offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with that law, we will be required to file reports and other information with the SEC. The registration statement and exhibits, as well as those reports and other information when we file them, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

MONOLITHIC POWER SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and September 30, 2004	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 and the Nine Months Ended September 30, 2003 (unaudited) and 2004 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2001, 2002 and 2003 and the Nine Months Ended September 30, 2004	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 and the Nine Months Ended September 30, 2003 (unaudited) and 2004 (unaudited)	F-7
Notes to Consolidated Financial Statements for the Years Ended December 31, 2001, 2002 and 2003 and the Nine Months Ended September 30, 2004 (unaudited)	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Monolithic Power Systems, Inc.

We have audited the accompanying consolidated balance sheets of Monolithic Power Systems, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Monolithic Power Systems, Inc. and subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the consolidated financial statements, the Company is involved in lawsuits related to alleged patent infringement and alleged misappropriation of trade secrets.

/s/    Deloitte & Touche LLP

San Jose, California

March 31, 2004 (August 19, 2004 as to Note 16 and November 10, 2004 as to Note 11)

MONOLITHIC POWER SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30, 2004	Unaudited Pro Forma September 30, 2004
	2002	2003
			(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$17,223,494	$12,135,409	$15,683,421	$15,953,421
Short-term investments	—	1,007,190	—
Accounts receivable, net of allowances $50,000 in 2002, $45,000 in 2003 and $36,000 in 2004	1,315,033	4,566,106	3,590,196
Inventories	1,267,092	1,598,754	4,091,152
Prepaid expenses and other current assets	263,858	330,013	622,141

Total current assets	20,069,477	19,637,472	23,986,910
Property and equipment, net	1,467,936	2,148,891	3,426,806
Other assets	76,834	29,876	1,686,150
Restricted assets	—	787,022	5,977,213

Total assets	$21,614,247	$22,603,261	$35,077,079	$35,347,079

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,590,906	$1,792,410	$6,970,086
Accrued compensation and related benefits	395,351	514,635	1,537,317
Accrued liabilities	515,469	587,269	1,951,891

Total current liabilities	2,501,726	2,894,314	10,459,294

Deferred rent	59,314	64,703	171,810
Redeemable convertible preferred stock—no par value: 5,300,000 shares authorized in 2002, 2003 and 2004 (aggregate redemption value and aggregate liquidation value of $17,190,344 at December 31, 2002, $18,529,851 at December 31, 2003 and $19,534,484 at September 30, 2004)—Series D shares issued and outstanding: 5,087,767 in 2002, 2003 and 2004 (none pro forma)	17,073,737	18,413,244	19,417,876	$—

Commitments and contingencies (Notes 10 and 11)

Stockholders’ equity:
Convertible preferred stock—no par value; 10,548,260 shares authorized in 2002, 2003 and 2004 (aggregate liquidation value of $11,331,604 in 2002, 2003 and 2004):
Series A shares issued and outstanding: 3,061,846 in 2002, 2003 and 2004 (none pro forma)	1,058,625	1,058,625	1,058,625	—
Series B shares issued and outstanding: 4,261,706 in 2002, 2003 and 2004 (none pro forma)	3,320,653	3,320,653	3,320,653	—
Series C shares issued and outstanding: 3,044,708 in 2002, 2003 and 2004 (none pro forma)	6,783,363	6,783,363	6,783,363	—
Common stock, no par value; shares authorized: 35,800,000 actual and pro forma; shares issued and outstanding: 5,879,875, 6,527,728 and 7,107,991 in 2002, 2003 and 2004, respectively, and 22,828,695 pro forma	2,092,256	13,532,922	25,695,929	56,546,446
Deferred stock compensation	(175,232)	(8,013,344)	(10,533,839)	(10,533,839)
Notes receivable from stockholders	(420,600)	(397,600)	(397,600)	(397,600)
Accumulated other comprehensive income	—	1,693	(68,673)	(68,673)
Accumulated deficit	(10,679,595)	(15,055,312)	(20,830,359)	(20,830,359)

Total stockholders’ equity	1,979,470	1,231,000	5,028,099	24,715,975

Total liabilities and stockholders’ equity	$21,614,247	$22,603,261	$35,077,079	$35,347,079

See notes to consolidated financial statements.

MONOLITHIC POWER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Revenues	$8,130,355	$12,205,601	$24,204,331	$16,041,315	$32,795,840
Cost of revenues:
Product cost	5,968,623	6,824,895	10,749,636	7,689,501	13,200,293
Stock-based compensation	6,175	6,175	180,299	51,089	633,545

Total cost of revenues	5,974,798	6,831,070	10,929,935	7,740,590	13,833,838

Gross profit	2,155,557	5,374,531	13,274,396	8,300,725	18,962,002
Operating expenses:
Research and development (excluding stock-based compensation)	2,610,048	4,459,264	5,493,747	4,132,265	5,420,774
Sales and marketing (excluding stock-based compensation)	975,850	1,443,261	2,180,962	1,501,101	3,002,091
General and administrative (excluding stock-based compensation)	831,973	997,250	1,732,792	1,154,470	2,045,871
Patent litigation	958,540	1,602,416	4,331,861	3,746,932	4,844,318
Stock-based compensation*	179,921	167,019	2,741,136	1,283,019	8,433,164

Total operating expenses	5,556,332	8,669,210	16,480,498	11,817,787	23,746,218

Loss from operations	(3,400,775)	(3,294,679)	(3,206,102)	(3,517,062)	(4,784,216)
Other income (expense):
Interest and other income	111,231	178,609	169,892	150,276	109,318
Interest and other expense	(283,059)	(121,458)	—	(25,481)	(95,519)

Total other income (expense), net	(171,828)	57,151	169,892	124,795	13,799

Net loss	(3,572,603)	(3,237,528)	(3,036,210)	(3,392,267)	(4,770,417)
Accretion of redeemable convertible preferred stock	—	446,502	1,339,507	1,004,630	1,004,630

Net loss attributable to common stockholders	$(3,572,603)	$(3,684,030)	$(4,375,717)	$(4,396,897)	$(5,775,047)

Basic and diluted net loss per common share	$(0.63)	$(0.63)	$(0.71)	$(0.72)	$(0.86)

Shares used in basic and diluted net loss per common share	5,681,787	5,862,814	6,143,463	6,072,017	6,690,489

Unaudited pro forma deemed dividend on redeemable convertible preferred stock			$1,157,464	$1,157,464	$1,157,464

Unaudited pro forma net loss attributable to common stockholders			$(5,533,181)	$(5,554,361)	$(6,932,511)

Unaudited pro forma basic and diluted net loss per common share (Note 1)			$(0.25)	$(0.25)	$(0.31)

Shares used in unaudited pro forma basic and diluted net loss per common share (Note 1)			21,864,173	21,792,727	22,411,199

* Stock-based compensation has been excluded from the following line items:
Research and development	$8,099	$6,928	$983,356	$649,519	$2,591,833
Sales and marketing	96,355	90,061	561,839	320,011	2,014,808
General and administrative	75,467	70,030	1,195,941	313,489	3,826,523

Total	$179,921	$167,019	$2,741,136	$1,283,019	$8,433,164

See notes to consolidated financial statements.

MONOLITHIC POWER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

	Convertible Preferred Stock								Deferred Stock Compen- sation	Notes Receivable from Share- holders	Accumulated Deficit	Other Compre- hensive Income/ (Loss)	Total Stock- holder Equity (Deficit)
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2001	3,061,846	$1,058,625	4,261,706	$3,320,653	—	$—	5,662,500	$1,477,776	$(434,295)	$(303,000)	$(3,422,962)	$—	$1,696,797
Issuance of Series C convertible preferred stock (net of issuance costs of $67,230)	—	—	—	—	2,146,664	4,762,763	—	—	—	—	—	—	4,762,763
Conversion of bridge loan to Series C convertible preferred stock	—	—	—	—	898,044	2,020,600	—	—	—	—	—	—	2,020,600
Issuance of Series C convertible preferred stock warrants for services	—	—	—	—	—	—	—	279,379	—	—	—	—	279,379
Issuance of common stock for note receivable	—	—	—	—	—	—	497,000	397,600	—	(397,600)	—	—	—
Cancellation and collection of note receivable from stockholder	—	—	—	—	—	—	(760,000)	(263,000)	—	280,000	—	—	17,000
Exercise of stock options	—	—	—	—	—	—	412,000	291,351	—	—	—	—	291,351
Repurchases of common stock	—	—	—	—	—	—	(184,000)	(147,200)	—	—	—	—	(147,200)
Amortization of deferred stock compensation, net of forfeitures	—	—	—	—	—	—	—	(42,967)	135,188	—	—	—	92,221
Compensation expense for nonemployee stock options granted	—	—	—	—	—	—	—	1,008	—	—	—	—	1,008
Net loss	—	—	—	—	—	—	—	—	—	—	(3,572,603)	—	(3,572,603)

Balances, December 31, 2001	3,061,846	1,058,625	4,261,706	3,320,653	3,044,708	6,783,363	5,627,500	1,993,947	(299,107)	(420,600)	(6,995,565)	—	5,441,316
Exercise of stock options	—	—	—	—	—	—	252,375	48,990	—	—	—	—	48,990
Amortization of deferred stock compensation, net of forfeitures	—	—	—	—	—	—	—	—	123,875	—	—	—	123,875
Compensation expense for non- employee stock options	—	—	—	—	—	—	—	49,319	—	—	—	—	49,319
Accretion of redemption value of Series D preferred stock	—	—	—	—	—	—	—	—	—	—	(446,502)	—	(446,502)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(3,237,528)	—	(3,237,528)

Balances, December 31, 2002	3,061,846	$1,058,625	4,261,706	$3,320,653	3,044,708	$6,783,363	5,879,875	$2,092,256	$(175,232)	$(420,600)	$(10,679,595)	$—	$1,979,470

MONOLITHIC POWER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

	Convertible Preferred Stock								Deferred Stock Compen- sation	Notes Receivable from Share- holders	Accumulated Deficit	Other Compre- hensive Income/ (Loss)	Total Stock- holder Equity (Deficit)
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2002	3,061,846	$1,058,625	4,261,706	$3,320,653	3,044,708	$6,783,363	5,879,875	$2,092,256	$(175,232)	$(420,600)	$(10,679,595)	$—	$1,979,470
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(3,036,210)	—	(3,036,210)
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	(6,090)	(6,090)
Foreign exchange gain	—	—	—	—	—	—	—	—	—	—	—	7,783	7,783

Total comprehensive loss													(3,034,517)
Exercise of stock options	—	—	—	—	—	—	647,853	481,584	—	—	—	—	481,584
Issuance of stock options to employees at less than fair market value	—	—	—	—	—	—	—	9,886,560	(9,886,560)	—	—	—	—
Amortization of deferred stock compensation, net of forfeitures	—	—	—	—	—	—	—	—	2,048,448	—	—		2,048,448
Compensation expense for non- employee stock options	—	—	—	—	—	—	—	1,072,522	—	—	—	—	1,072,522
Accretion of redemption value of Series D preferred stock	—	—	—	—	—	—	—	—	—	—	(1,339,507)	—	(1,339,507)
Repayment of stockholder note receivable	—	—	—	—	—	—	—	—	—	23,000	—	—	23,000

Balances, December 31, 2003	3,061,846	1,058,625	4,261,706	3,320,653	3,044,708	6,783,363	6,527,728	13,532,922	(8,013,344)	(397,600)	(15,055,312)	1,693	1,231,000
Components of comprehensive loss:
Net loss*	—	—	—	—	—	—	—	—	—	—	(4,770,417)	—	(4,770,417)
Unrealized loss on investments*	—	—	—	—	—	—	—	—	—	—	—	(4,375)	(4,375)
Foreign exchange gain*	—	—	—	—	—	—	—	—	—	—	—	(65,991)	(65,991)
Total comprehensive loss*													(4,840,783)
Exercise of stock options*	—	—	—	—	—	—	580,263	410,066	—	—	—	—	410,066
Issuance of stock options to employees at less than fair market value*	—	—	—	—	—	—	—	11,756,377	(11,756,377)	—	—	—	—
Amortization of deferred stock compensation, net of forfeitures*	—	—	—	—	—	—	—	(697,458)	9,235,882	—	—	—	8,538,424
Compensation expense for non- employee stock options*	—	—	—	—	—	—	—	613,425	—	—	—	—	613,425
Accretion of redemption value of Series D preferred stock*	—	—	—	—	—	—	—	—	—	—	(1,004,630)	—	(1,004,630)
Compensation expense from acceleration of option vesting*	—	—	—	—	—	—	—	80,597	—	—	—	—	80,597

Balances, September 30, 2004*	3,061,846	$1,058,625	4,261,706	$3,320,653	3,044,708	$6,783,363	7,107,991	$25,695,929	$(10,533,839)	$(397,600)	$(20,830,359)	$(68,673)	$5,028,099

*	Unaudited

See notes to consolidated financial statements.

MONOLITHIC POWER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(3,572,603)	$(3,237,528)	$(3,036,210)	$(3,392,267)	$(4,770,417)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	316,755	636,240	953,401	712,547	781,887
(Gain) loss on disposal of property and equipment	—	4,365	—	—	47,406
Amortization of deferred stock compensation and other stock based expense	186,096	172,865	3,120,970	1,374,308	9,231,796
Amortization of warrants for interest on borrowings	210,760	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(129,002)	(242,547)	(3,251,073)	(2,770,903)	975,910
Inventories	999,990	(700,505)	(331,662)	(96,096)	(2,492,398)
Prepaid expenses and other	(36,394)	(199,669)	(19,197)	(108,296)	(1,946,202)
Restricted cash assets	—	—	(787,022)	(689,371)	(5,172,517)
Accounts payable	(577,138)	833,677	201,504	1,498,600	5,177,676
Accrued liabilities	238,078	132,836	71,800	4,548	1,364,627
Accrued compensation and related benefits	8,159	188,097	119,284	279,985	1,022,682
Deferred rent	—	59,314	5,389	2,071	107,107

Net cash provided by (used in) operating activities	(2,355,299)	(2,352,855)	(2,952,816)	(3,184,874)	4,327,557

Cash flows from investing activities:
Property and equipment purchases	(492,212)	(1,074,536)	(1,634,348)	(1,324,959)	(2,127,087)
Purchase of investments	—	—	(3,503,930)	(8,027,278)	—
Proceeds from sale of investments, net of realized gains	—	—	2,490,642	3,990,852	1,001,100

Net cash used in investing activities	(492,212)	(1,074,536)	(2,647,636)	(5,361,385)	(1,125,987)

Cash flows from financing activities:
Proceeds from issuance of Series C preferred stock, net	4,762,763	—	—	—	—
Proceeds from issuance of Series D preferred stock, net	—	16,627,235	—	—	—
Proceeds (repayment) of notes payable, net	651,368	(651,368)	—	—	—
Proceeds from exercises of stock options	291,351	48,990	481,584	79,109	410,716
Repurchases of common stock	(147,200)	—	—	—	—
Proceeds from (repayment of) bank line of credit, net	(350,838)	(638,000)	—	—	—
Proceeds from issuance of bridge loan	2,000,000	—	—	—	—
Proceeds from stockholder notes receivable	—	—	23,000	23,000	—

Net cash provided by financing activities	7,207,444	15,386,857	504,584	102,109	410,716

Cumulative effect of change in exchange rates	—	—	7,783	(4,321)	(64,274)
Net change in cash and cash equivalents	4,359,933	11,959,466	(5,088,085)	(8,448,471)	3,548,012
Cash and cash equivalents, beginning of period	904,095	5,264,028	17,223,494	17,223,494	12,135,409

Cash and cash equivalents, end of period	$5,264,028	$17,223,494	$12,135,409	$8,775,023	$15,683,421

Supplemental disclosures of cash flow information:
Cash paid for interest	$115,785	$105,139	$—	$—	$—

Supplemental disclosures of noncash investing and financing activities:
Deferred stock compensation, net of forfeitures	$—	$—	$9,886,560	$5,838,212	$11,756,377

Forgiveness of note receivable and/or interest from stockholders	$17,000	$—	$23,458	$23,458	$—

Issuance of common stock in exchange for note receivable	$397,600	$—	$—	$—	$—

Repurchase of common stock and reduction of note receivable	$263,000	$—	$—	$—	$—

Conversion of bridge loan to Series C preferred stock	$2,020,600	$—	$—	$—	$—

Unrealized gain (loss) on short-term investments	$—	$—	$(6,090)	$—	$6,090

See notes to consolidated financial statements.

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

1.    Summary of Significant Accounting Policies

Business—Monolithic Power Systems, Inc. (the Company) was incorporated in the State of California on August 22, 1997. Monolithic Power Systems is a high performance analog and mixed-signal semiconductor company. The Company designs, develops, and markets proprietary, advanced analog and mixed-signal semiconductors for large and high growth markets. Its semiconductors, or integrated circuits (ICs), are used in a variety of electronic products, such as notebook computers, flat panel displays, cellular handsets, digital cameras, wireless local area network (LAN) access points, home entertainment systems, and personal digital assistants. The Company’s integrated circuits are used to perform functions such as lighting electronic displays, converting or controlling voltages or current within systems, and amplifying sound. The Company differentiates its integrated circuits by offering solutions that are more highly-integrated, smaller in size, more energy efficient, more accurate with respect to performance specifications, and, accordingly, more cost-effective than many competing solutions.

Basis of Presentation—The consolidated financial statements include the accounts of Monolithic Power Systems, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents consist of checking and savings accounts. The Company generally does not require its customers to provide collateral or other security to support accounts receivable. To manage credit risk, management performs ongoing credit evaluations of its customers’ financial condition and analyzes the allowance for uncollectible accounts.

The Company participates in the dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: ability to obtain future financing; advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products offered by the Company; changes in third-party manufacturers; changes in key suppliers; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; fluctuations in foreign currency exchange rates; risk associated with changes in domestic and international economic and/or political regulations; availability of necessary components or subassemblies; availability of foundry capacity; and the Company’s ability to attract and retain employees necessary to support its growth.

The Company is also a party to litigation with several competitors (see Note 11).

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

Cash Equivalents—The Company classifies all investments in highly liquid debt instruments with maturities at the date of purchase of three months or less as cash equivalents.

Investments—The Company has classified all of its investment portfolio as “available-for-sale securities.” Investments that are classified as “available-for-sale securities” are reported at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity. Net realized investment gains or losses are recognized based upon the specific identification of investments sold. Gross realized gains and (gross realized losses) on those sales were $9,350 and $(7,663), respectively, for fiscal 2003 and for the nine months ended September 30, 2004. The Company had no investments in 2002.

Fair Value of Financial Instruments—The Company’s financial instruments include cash equivalents and short-term investments. Cash equivalents are stated at cost which approximates fair market value based on quoted market prices. Short-term investments are stated at their fair market value. (see Note 2)

Inventories—The Company values its inventory at the lower of the actual costs of its inventory (first-in, first-out method) or its current estimated market value. The Company writes down inventory for obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Software is depreciated over one to three years, depending on the nature of the software.

Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value based on the present value of estimated future cash flows.

Other Assets—Other assets consist primarily of deferred offering costs that will be reclassified to equity upon completion of the Company’s initial public offering, and long-term lease deposits.

Restricted Assets—Restricted assets consist of cash placed in certificate of deposit accounts with, and assets seized by, a Court in Taiwan in conjunction with the current patent litigation (see Note 11).

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Generally, this occurs at the time of shipment when risk of loss and title has passed to the customer. The majority of the Company’s sales are made through distribution arrangements with third parties. Although some of these arrangements include

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

stock rotation rights that permit the return of up to 5% of the previous six months’ purchases (no more than once every six months), the Company has not experienced any significant returns pursuant to these provisions. The Company’s normal payment terms with its distributors are 30 days from invoice date and the Company’s arrangements with its largest distributors do not include price protection provisions. Although some of the Company’s arrangements with smaller distributors include price protection provisions permitting them a credit for unsold inventory if the Company reduces its list prices, the Company has not experienced any significant claims pursuant to these provisions. The Company provides a standard 90-day warranty against defects in materials and workmanship and will either repair the goods, provide replacements at no charge to the customer, or refund amounts to the customer for defective goods. Estimated sales returns and warranty costs, based on historical experience by product, are recorded at the time product revenue is recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Right of Return Exists, and SFAS No. 5, Accounting for Contingencies, respectively. On occasion the Company permits the return of defective products outside the normal warranty period. In such cases, the Company accrues for the related costs at the time the decision to permit the return is made. The Company had one third party with whom it had a distribution arrangement with extended payment terms; however, the Company discontinued using this third party in March 2004. Revenue for this third party with whom it had a distribution arrangement was recognized on a sell-through basis, when the goods were shipped F.O.B. our facilities Los Gatos, California to the end customer. This third party did not typically stock an inventory of the Company’s products.

Consideration Given to Customers—The Company has granted 100,000 stock options to a non-employee in connection with a distribution arrangement in 2003. The fair value of the options is being recorded as a non-cash reduction of revenue in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), over the term of the four-year contract term. Contra-revenue was none, none, $200,407 and $165,087 in 2001, 2002, 2003, and the six month period ended June 30, 2004, respectively. The option holder became an employee in June 2004 and, based on his job function, deferred stock compensation of $495,000 at June 30, 2004 will be amortized to selling and marketing expense over the remaining vesting period through 2007.

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

Stock-Based Compensation—The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and its interpretations. The Company accounts for stock-based compensation related to equity instruments issued to nonemployees in accordance with Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services and Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company amortizes deferred stock compensation using the multiple option award method. Had the Company accounted for employee stock-based compensation in accordance with SFAS No. 123 using the fair value method, results would have been as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Net loss, as reported	$(3,572,603)	$(3,237,528)	$(3,036,210)	$(3,392,267)	$(4,770,417)
Add stock-based compensation included in reported net loss	135,188	123,875	2,048,448	761,680	8,618,370
Less stock-based compensation expense determined under the fair value method for all awards	(178,735)	(212,251)	(2,151,551)	(837,743)	(9,225,163)

Pro forma net loss	$(3,616,150)	$(3,325,904)	$(3,139,313)	$(3,468,330)	$(5,377,210)

Basic and diluted loss per share:
As reported	$(0.63)	$(0.63)	$(0.71)	$(0.76)	$(0.86)

Pro forma	$(0.63)	$(0.64)	$(0.73)	$(0.78)	$(0.95)

Research and Development—Costs incurred in research and development are charged to operations as incurred.

Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

Patent Litigation Costs—Costs incurred in registering and defending the Company’s patents and other proprietary rights are charged to operations as incurred.

Foreign Currency—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Transaction and remeasurement gains and losses were not significant for any of the periods presented.

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

Loss per Common Share—Basic loss per common share excludes dilution and is computed by dividing loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

Unaudited Pro Forma Information—The pro forma balance sheet information assumes that the conversion upon the closing of an initial public offering at an assumed initial public offering price of $8.00 per share of outstanding shares of preferred stock into 15,720,704 shares of common stock and the exercise of warrants to purchase 120,000 shares of Series C preferred stock at an exercise price of $2.25 per share and the conversion into an equal number of common shares had actually occurred at September 30, 2004. The warrants would otherwise expire in connection with the initial public offering. Estimated proceeds from the common shares to be issued as a result of such initial public offering are excluded.

Pro Forma Net Loss per Common Share—Pro forma basic and diluted loss per common share is computed by dividing loss attributable to common stockholders by the weighted average number of shares outstanding for the period and the weighted average number of common shares resulting from the assumed conversion of outstanding shares of convertible preferred stock and the exercise of warrants to purchase 120,000 shares of Series C preferred stock at an exercise price of $2.25 per share and the conversion into an equal number of common shares at the beginning of 2003. The warrants would otherwise expire in connection with the initial public offering.

Comprehensive Loss—SFAS No. 130, Reporting Comprehensive Income, requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources. Comprehensive loss includes unrealized losses on investments and foreign exchange gains (losses) for the year ended December 31, 2003 and the nine months ended September 30, 2004. Comprehensive loss was the same as net loss for the years ended December 31, 2001 and 2002.

New Accounting Standards—In November 2002, the FASB issued FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. The adoption of FIN 45 did not to have a material effect on the Company’s consolidated financial statements (see Note 10).

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. This statement also amends the disclosure provision of SFAS No. 123 and APB No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company has elected to continue accounting for employee stock option plans according to APB No. 25 and has adopted the disclosure requirements under SFAS No. 148 commencing on December 31, 2002.

In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliveries (that is, there are separate units of accounting). In other arrangements, some or all of the deliveries are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when, and if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company’s consolidated financial statements.

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, in January 2003, and a revised interpretation of FIN 46 (FIN 46-R) in December 2003. FIN 46 requires certain variable interest entities (VIEs) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes are variable interest entities for which the Company is the primary beneficiary. For all arrangements entered into after January 31, 2003, the Company is required to continue to apply FIN 46 through the end of the first quarter of fiscal 2004. The Company is required to adopt the provisions of FIN 46-R for those arrangements in the second quarter of fiscal 2004. For arrangements entered into prior to February 1, 2003, the Company is required to adopt the provisions of FIN 46-R in the second quarter of fiscal 2004. The Company does not expect the adoption of FIN 46-R to have an impact on the financial position, results of operations or cash flows of the Company.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a material effect on the Company’s consolidated financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition. SAB 104 updates portions of existing interpretative guidance in order to make this

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.

2.    Investments

Investments, carried in the accompanying balance sheets at estimated market value, consist of the following:

	December 31, 2003
	Cost or Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
U.S. government and agency obligations	$1,013,280	$315	$(6,405)	$1,007,190

Total debt securities	1,013,280	315	(6,405)	1,007,190
Equity securities	—	—	—	—

Total investments	$1,013,280	$315	$(6,405)	$1,007,190

The amortized cost and estimated market value of investments, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities.

	December 31, 2003
	Amortized Cost	Estimated Market Value
Due in 1 year or less	$1,013,280	$1,007,190

Total	$1,013,280	$1,007,190

Gross realized gains and (losses) on sales of fixed maturity securities in 2003 were $9,350. There was a $7,663 realized loss in the nine months ended September 30, 2004. The Company held no short-term investments at December 31, 2002.

At December 31, 2003, a short-term investment in a corporate bond was temporarily impaired by $6,405. The impairment was caused by fluctuations in the market price of the instrument. The Company held the bond until its maturity in May 2004, at which time it was redeemed at its par value.

3.    Inventories

Inventories consist of the following:

	December 31,		September 30, 2004
	2002	2003
Raw materials	$70,417	$—	$—
Work in progress	1,011,164	1,025,947	2,659,464
Finished goods	185,511	572,807	1,431,688

Total inventories	$1,267,092	$1,598,754	$4,091,152

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

4.    Property and Equipment

Property and equipment consist of the following:

	December 31,		September 30, 2004
	2002	2003
Computers, software and equipment	$2,547,867	$4,240,362	$6,097,730
Furniture and fixtures	81,069	98,475	209,412

Total	2,628,936	4,338,837	6,307,142
Less accumulated depreciation	(1,161,000)	(2,189,946)	(2,880,336)

Property and equipment, net	$1,467,936	$2,148,891	$3,426,806

5.    Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,		September 30, 2004
	2002	2003
Warranty (see Note 10)	$176,275	$120,000	$71,383
Legal fees	162,891	161,027	1,449,986
Other	176,303	306,242	430,522

Total accrued liabilities	$515,469	$587,269	$1,951,891

6.    Redeemable Convertible Preferred Stock

In August 2002, the Company issued 5,087,767 shares of Series D redeemable convertible preferred stock for cash proceeds of $16,627,235, net of issuance costs of $116,606.

Significant terms of the Series D preferred stock are:

•	In the event of liquidation, dissolution or winding up of the Company, the holders of Series D preferred stock shall be entitled to receive prior and in preference to any distributions to holders of Series A, B, or C preferred stock and common stock, $3.291 per share, plus $0.26328 per share, divided by twelve months, multiplied by the number of months elapsed since the original issue date, plus any declared but unpaid dividends. The liquidation preference is subject to adjustment depending on the aggregate amount of a liquidation event. Following distribution of stated liquidation preference to the holders of Series A, B, and C convertible preferred stock, any remaining distributable assets of the Company would be distributed among the holders of Series A, B, C, and D convertible preferred and common stockholders on a pro rata basis.

•	Commencing five years from the date of original issuance, upon written request by a majority of the holders of the then outstanding Series D shares, Series D preferred stock shall be redeemed in accordance with certain provisions over a period not to exceed 26 months. The redemption value of Series D preferred stock is equal to $3.291 per share, plus $0.26328 per share, divided by 12 months, multiplied by the number of months elapsed since original issuance, plus any declared and unpaid dividends. Redemption value is being accreted over the redemption period.

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

•	The holders of the redeemable convertible preferred stock have voting rights equivalent to the number of shares of common stock into which they are convertible. The holders of redeemable convertible preferred stock are entitled to receive in preference to any distribution of dividends to the common stockholders, dividends only upon declaration by the Company’s Board of Directors at the rate of $0.263 per annum per share. As of September 30, 2004, no dividends on preferred or common stock have been declared by the Board of Directors.

•	Each share of redeemable convertible preferred stock is convertible at any time into one share of common stock at the option of the holder, subject to adjustment to protect against dilution. The Company can be required to convert the redeemable convertible preferred stock into common stock at the consent of at least 75% of the outstanding convertible preferred stockholders, voting together as a single class. Each share of convertible preferred stock automatically converts into common stock upon the closing of the sale of the Company’s common stock in a public offering with an aggregate offering size of not less than $25,000,000. The conversion price is reduced if the initial public offering price is less than $8.23 per share which results in the recognition of a deemed dividend at the time of an initial public offering for any additional shares that are issued as a result of this provision.

Changes in Series D preferred stock are as follows:

Series D
Issuance of Series D in 2002	$16,627,235
Accretion of redemption value	446,502

Balance, December 31, 2002	17,073,737
Accretion of redemption value	1,339,507

Balance, December 31, 2003	18,413,244
Accretion of redemption value	1,004,632

Balance, September 30, 2004	$19,417,876

7.    Stockholders’ Equity

Convertible Preferred Stock

During 1997, the Company issued 2,225,702 shares of Series A convertible preferred stock for $765,975, net of issuance costs of $13,021. In December 1998, 836,144 warrants to purchase Series A convertible preferred stock at $0.35 per share for $292,650 were exercised.

During 1999, the Company issued 4,261,706 shares of Series B convertible preferred stock for $3,320,653, net of issuance costs of $32,682. In August 2000, the Company issued warrants in connection with obtaining a revolving line of credit to purchase 60,000 shares of Series B convertible preferred stock at $0.80 per share. The warrant expires on August 2, 2005. The fair value of the warrant at the date of issuance was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate of return 4.9%; contractual life of five years; and expected volatility of 75%. The value was deemed to be $31,000 and was amortized to interest expense over the term of the revolving line of credit. The warrants are outstanding as of September 30, 2004.

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

In March 2001, in connection with a bridge loan, the Company issued warrants to purchase 120,000 shares of the Company’s Series C convertible preferred stock for $2.25 per share for a five year term. The fair value of the warrants of $172,077 was determined using the Black-Scholes option pricing model over the contractual term of the warrants using the following assumptions: stock volatility, 75%; risk free interest rate, 4.0% and no dividends during the contractual term. The fair value of the warrants was amortized to income over the term of the bridge loan. The bridge loan and associated accrued interest were converted on May 16, 2001 into 898,044 shares of Series C convertible preferred stock at a price of $2.25 per share for an aggregate purchase price of $2,000,000 and $20,600 representing principal and interest, respectively.

In May 2001, the Company issued 2,146,664 shares of Series C convertible preferred stock for $4,762,763, net of issuance costs of $67,230.

In December 2001, the Company authorized a warrant to purchase 33,718 shares of Series C convertible preferred stock at $2.25 per share in connection with legal services. The fair value of the warrant at the date of issuance was $107,302, determined based on the fair value of the services received, and has been amortized to expense over the agreement period. In August 2002, the Company issued a warrant to purchase 33,718 shares of common stock at $1.20 per share that effectively replaced the warrant authorized by the Board of Directors in 2001. The Company has determined that the original value recorded in 2001 represents the fair value of consideration received and no additional expense was recorded in 2002. The warrants were fully vested upon issuance, expire in 2009 and are outstanding as of September 30, 2004.

At December 31, 2003, the rights, preferences and privileges of the holders of convertible preferred stock are as follows:

•	The holders of the convertible preferred stock have voting rights equivalent to the number of shares of common stock into which they are convertible. The holders of convertible preferred stock are entitled to receive in preference to any distribution of dividends to the common stockholders, dividends only upon declaration by the Company’s Board of Directors at the rate of $0.03, $0.08, $0.225 and $0.263 per annum per share for Series A, B, C, and D convertible preferred stock, respectively. As of September 30, 2004, no dividends on preferred or common stock have been declared by the Board of Directors.

•	Each share of convertible preferred stock is convertible at any time into one share of common stock at the option of the holder, subject to adjustment to protect against dilution. The Company can be required to convert the convertible preferred stock into common stock at the consent of at least 75% of the outstanding convertible preferred stockholders, voting together as a single class. Each share of convertible preferred stock automatically converts into common stock upon the closing of the sale of the Company’s common stock in a public offering with an aggregate offering size of not less than $25,000,000.

•	Upon completion of distributions to holders of Series D preferred stock, the holders of Series A, B and C convertible preferred stock are entitled to receive $0.35, $0.80 and $2.25 per share, respectively, as well as any declared but unpaid dividends on each share, prior to distribution to the holders of common stock. Any remaining distributable assets of the Company would be distributed among the holders of Series A, B, C and D convertible preferred and common stockholders on a pro rata basis.

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

Common Stock

A portion of the Company’s shares of common stock were issued under restricted stock purchase agreements. Under these agreements, in the event of termination of the employees, the Company has the right to repurchase the common stock at the original issuance price. The repurchase right expires over a 48 month period. At December 31, 2002, 2003 and September 30, 2004, there were 203,292, 243,083 and 138,439 shares, respectively, subject to repurchase.

In 2000 and 2001, the Company sold shares of common stock to certain employees and investors and accepted as payment a note receivable from the individuals due in four years from the date of issuance. The notes are guaranteed by the individuals, bear interest at 5.9% per year compounded annually, and are classified as stockholder notes receivable in the stockholders’ equity section of the balance sheets. During 2001, certain of these shares were repurchased by the Company and the related receivable was cancelled. In addition, during 2001 the Company forgave the note receivable from one of its investors and recorded the cancellation of the note as stock-based compensation in the amount of $17,000. The remaining note of $397,600 as of September 30, 2004 is due March 14, 2006.

Stock Option Plan

Under the Company’s 1998 Stock Option Plan (the Plan), the Company may grant options to purchase up to 11,807,024 shares of common stock to employees, directors and consultants. The Plan provides for the granting of incentive stock options at a per share price of not less than 100% of the fair market value of the underlying stock at the grant date. Nonstatutory stock options may be granted at a per share price of not less than 85% of the fair market value of the underlying stock at the date of grant. However, if incentive stock options or nonstatutory stock options are granted to an employee, director or consultant who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of stock, the exercise price per share shall be no less than 110% of the fair market value of the underlying stock on the date of grant.

Options granted to employees generally vest over one to four years and expire ten years after the grant date, subject to the employee’s continuous employment status. Options may be exercised at any time as to shares which have not yet vested, with unvested shares subject to repurchase rights by the Company.

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

A summary of activity under the Plan is as follows:

Stock Option Rollforward

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balance, January 1, 2001 (173,124 vested at $0.40 per share)	1,816,000	$0.40
Granted weighted fair value of $0.10 per share	1,226,500	0.80
Cancelled	(308,000)	0.80
Exercised	(909,000)	0.80

Balance, December 31, 2001 (594,163 vested at $0.44 per share)	1,825,500	0.43
Granted (weighted average fair value at $0.15 per share)	2,615,500	1.13
Cancelled	(117,000)	0.93
Exercised	(252,375)	0.19

Balance, December 31, 2002 (882,964 vested at $0.45 per share)	4,071,625	0.88
Granted (weighted average fair value at $5.81 per share)	1,988,100	1.20
Cancelled	(346,022)	0.98
Exercised	(647,853)	0.74

Balance, December 31, 2003 (1,666,369 shares vested at $0.73 per share)	5,065,850	1.01
Granted (weighted fair value of $8.79 per share)	3,710,900	7.68
Cancelled	(724,904)	2.15
Exercised	(580,263)	0.71

Balance, September 30, 2004	7,471,583	$4.25

At September 30, 2004 1,916,450 shares were available for future grant.

The following summarizes information as of December 31, 2003 concerning outstanding and vested options:

Outstanding and Exercisable by Price Range as of 12/31/2003

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding As of 12/31/2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable As of 12/31/2003	Weighted Average Exercise Price
$0.05	25,000	5.37	$0.05	25,000	$0.05
$0.08	501,250	6.45	$0.08	463,437	$0.08
$0.80	1,010,000	7.54	$0.80	611,765	$0.80
$1.20	3,129,600	8.69	$1.20	424,501	$1.20
$1.32	400,000	8.55	$1.32	141,666	$1.32

$0.05 – $1.32	5,065,850	8.22	$1.01	1,666,369	$0.73

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

Additional Stock Plan Information

As discussed in Note 1, the Company accounts for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and its related interpretations.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net loss had the Company adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company’s fair value calculations on stock-based awards under the 1998 Stock Plan were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, four years from date of grant in 2001, 2002, 2003 and 2004; stock volatility 0% in 2001, 2002, 2003 and 2004; average risk free interest rate of 3.5% in 2001 and 3.5% in 2002 and 2.6% in 2003 and 4.6% in 2004; and no dividends during the expected term. The Company’s calculations are based on a multiple award option valuation approach and forfeitures are recognized as they occur (see Note 1).

At September 30, 2004, the Company had reserved shares of common stock for issuance as follows:

	Dec. 31, 2003	September 30, 2004
Conversion of outstanding preferred stock	15,456,027	15,456,027
Issuance under stock option plan	6,528,296	9,388,033
Exercise of warrants	213,718	213,718

Total	22,198,041	25,057,778

In February 2004, the Board of Directors approved the reincorporation of the Company in the State of Delaware and the following:

•	Adoption of the Company’s 2004 Equity Incentive Plan (the 2004 Plan) and 2004 Employee Stock Purchase Plan (the ESPP)

•	Modification of the Company’s Certificate of Incorporation to authorize 5,000,000 and 150,000,000 shares of preferred and common stock, respectively, for issuance.

These events will become effective in connection with the Company’s initial public offering.

Future options and other equity awards will be granted under the 2004 Plan and no further awards will be granted under the 1998 Stock Plan. A total of 800,000 shares have been reserved for issuance under the 2004 Plan, in addition to shares reserved but not issued under the 1998 Plan as of the effective date of the initial public offering and any shares returned to the 1998 Plan after the

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

effective date of the offering as the result of termination of options or the repurchase of unvested shares issued thereunder. The 2004 Plan also provides for annual increases in the number of shares available for issuance beginning on January 1, 2005 equal to the least of 5% of the outstanding shares of common stock on the first day of the year, 2,400,000 shares, or a number of shares determined by the Board of Directors.

The ESPP becomes effective upon the closing of the Company’s initial public offering. Under the ESPP, eligible employees may purchase common stock through payroll deductions. Participants may not purchase more than 2,000 shares in a six-month offering period or stock having a value greater than $25,000 in any calendar year as measured at the beginning of the offering period in accordance with the Internal Revenue Code and applicable Treasury Regulations. A total of 200,000 shares of common stock are reserved for issuance under the ESPP plus an automatic annual increase beginning on January 1, 2005 by an amount equal to the least of 1,000,000 shares, 2% of the outstanding shares of common stock on the first day of the year or a number of shares determined by the Board of Directors.

Deferred Stock Compensation

As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and deemed fair value of the Company’s common stock on the date of grant. The deferred stock compensation is reduced by forfeitures of unvested common stock options. Such net deferred stock compensation was none, none, $9,886,560 and $11,756,377 in 2001, 2002, 2003 and for the nine months ended September 30, 2004, respectively, and is being amortized to expense over the vesting period of the options, generally four years, using the multiple option award method. Amortization of deferred stock compensation is presented net of forfeitures of unvested previously amortized stock compensation. Amortization of deferred stock compensation, net of forfeitures was $135,188, $123,875, $2,048,448 and $8,618,370 in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively.

During 2001, 2002, 2003 and the nine months ended September 30, 2004, the Company issued nonstatutory options to nonemployees for the purchase of 6,000, 90,000, 169,000 and 37,000 shares of common stock at weighted average exercise prices of $0.80, $1.07, $1.20 and $5.68 per share, respectively. Such options were issued for services provided by nonemployees and have vesting terms ranging from 4 months to 4 years. Accordingly, the Company recorded $1,008, $49,319, $1,072,522 and $613,425 respectively, as stock-based compensation for the fair values of the awards (using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, ten years from date of grant; stock volatility 75%, 100%, 65% and 65% in 2001, 2002, 2003 and 2004, respectively; risk free interest rate, 5.2% in 2001, 5.3% in 2002, 4.4% in 2003 and 4.5% in 2004; and no dividends during the term).

8.    Net Loss Per Share

For the years ended December 31, 2001, and 2002 and 2003 and the nine months ended September 30, 2004, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

the periods presented, as their effect would have been antidilutive. The shares of common stock issuable upon conversion or exercise of such outstanding securities consist of the following:

	December 31,			September 30, 2004
	2001	2002	2003
Convertible preferred stock	10,368,260	10,368,260	10,368,260	10,368,260
Redeemable convertible preferred stock	—	5,087,767	5,087,767	5,087,787
Stock options	1,825,500	4,071,625	5,065,850	7,471,583
Restricted common stock	470,542	203,292	243,083	138,439
Warrants	213,718	213,718	213,718	213,718

Total	12,878,020	19,944,662	20,978,676	23,279,787

9.    Income Taxes

Income tax expense for the years ended December 31, 2002 and 2003 consisted solely of minimum state income or franchise taxes.

The components of deferred income taxes are as follows:

	December 31,
	2002	2003
Net operating loss carryforwards	$2,972,000	$2,703,000
Research and business tax credits	674,000	1,093,000
Other costs not currently deductible	546,000	998,000

	4,192,000	4,794,000
Valuation allowance	(4,192,000)	(4,794,000)

Net deferred tax assets	$—	$—

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	December 31,
	2001	2002	2003
U.S. statutory federal tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	(9.5)	(0.2)	(1.4)
Research and development credits	(2.2)	(6.3)	(5.4)
Deferred compensation	—	—	23.7
Other	(0.3)	11.2	(1.7)
Change in valuation allowance	47	30.3	19.8

Effective tax rate	0%	0%	0%

The net change in the total allowance for the year ended December 31, 2003 was $602,000. The increase in the valuation allowance was primarily a result of increased tax credit carryforwards generated in 2003 against which the Company provided a full valuation allowance based on the

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

Company’s evaluation that the realization of future tax benefits resulting from the deferred tax assets was not reasonably assured.

As of December 31, 2003, the Company had available for carryforward net operating losses for federal and state income tax purposes of approximately $7.5 million and $1.1 million, respectively. Federal net operating loss carryforwards will begin expiring if not utilized by 2012. State net operating loss carryforwards begin expiring if not utilized by 2005.

As of December 31, 2003, the Company had available for carryforward research and business tax credits for federal and state income tax purposes of approximately $680,000 and $560,000, respectively. Federal research and experimentation tax credit carryforwards begin expiring if not utilized by 2012. The Company also had $80,000 in California manufacturer’s investment credits which begin expiring if not utilized by 2010.

Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an “ownership change” of a corporation. Accordingly, the Company’s ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such “ownership change” as defined. Such a limitation could result in the expiration of carryforwards before they are utilized.

10.    Commitments

Lease Obligations

The Company leases its headquarters and sales offices under noncancelable operating leases which expire at various dates through 2009. Certain of the Company’s facility leases provide for periodic rent increases. In October 2003, the Company amended its existing facility lease to move to an adjacent facility and extend the lease term from 2007 to 2009. The Company moved to the new facility in February 2004 with lease payments under the new terms beginning in March 2004. Total obligations under the revised lease are included below. Rent expense for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004 was $217,127, $370,515, $432,216 and $399,216, respectively. Subsequent to March 31, 2004, the Company entered into a second lease amendment to increase the space available under its facility lease. Payments under the new agreement are included in the table below.

The following is a schedule by year and in the aggregate of future minimum lease payments under noncancelable operating leases having initial or remaining terms in excess of one year at December 31, 2004:

All of 2004	$540,628
2005	674,408
2006	574,905
2007	608,352
2008	640,660
Thereafter	107,674

Total	$3,146,627

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

Warranty and Indemnification Provisions

The Company provides a standard 90-day warranty against defects in materials and workmanship and will either repair the goods, provide replacements at no charge to the customer, or refund amounts for defective units. On occasion the Company permits the return of defective products outside the normal warranty period. In such cases, the Company accrues for the related costs at the time the decision to permit the return is made.

The Company has standard indemnification provisions which it commonly provides to its vendors, customers, parties with whom it has distribution arrangements and contractors. The indemnification provision provides that the Company’s products and technologies do not infringe on any third parties’ intellectual property rights. The Company agrees to reimburse these parties for any damages, costs and expenses incurred by them as a result of legal actions taken against them by third parties for infringing upon their intellectual property rights as a result of using the Company’s products and technologies. Such costs were $ none, $ none, $ none, and $1.3 million for the years ended December 31, 2001, 2002, and 2003 and for the nine months ended September 30, 2004. These costs are charged to operations as incurred (also see Note 11). The Company also provides for indemnification of its directors and officers.

The changes in warranty and indemnification reserves during 2002, 2003 and the nine months ended September 30, 2004 are as follows:

	2002	2003	September 30, 2004
Balance at beginning of year	$165,254	$176,275	$120,000
Warranty and indemnification payments made	(116,398)	(312,249)	(1,548,380)
Product warranty and indemnification provisions	127,419	255,974	1,499,763

Balance at end of year	$176,275	$120,000	$71,383

Purchase Commitment

The Company has outsourced the production of wafers to a third party foundry. The agreement with the foundry provides for three-month production forecasts. The Company is committed to purchase any wafers under a three-month production forecast, once production has begun. As of December 31, 2003 and September 30, 2004 these purchase commitments were $1,541,189 and $5,658,681, respectively.

11.    Litigation

Legal Proceedings

O2 Micro

Overview.    Since November 2000, the Company has been engaged in multiple legal proceedings against O2 Micro, Inc. (“O2 Micro”) and its parent corporation, O2 Micro International Limited (“O2 International”). O2 Micro and O2 International are referred to together as “O2.” These

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

proceedings involve various claims and counterclaims in the United States and Taiwan by the Company and O2 alleging patent infringements and misappropriation of trade secrets, all of which relate to the Company’s CCFL backlight inverter product family. Although the Taiwanese injunction against the Company specifically named only its MP 1011A and MP 1015 products within that product family, the underlying patent dispute involves issues that could affect all of the Company’s CCFL backlight inverter products that are used in Taiwan. In 2003 and the nine months ended September 30, 2004, revenues from the CCFL backlight inverter product family were $16.9 million and $16.1 million, respectively, or 70% and 49%, respectively, of total revenue, of which products used in Taiwan represented a significant portion of the Company’s revenues in each of 2003 and the nine months ended September 30, 2004. O2 has also sued a number of other companies in the U.S. and Taiwan for patent infringement, including purchasers and/or users of certain of the Company’s products and ASMC, the Company’s wafer manufacturer. All of these legal proceedings are complex and pose various degrees of risk to the Company and its business.

Regardless of the extent to which these legal actions have been successful or not successful, the legal expenses associated with the various actions in the U.S. and Taiwan have been very high and have had a significant impact on the Company’s financial position and results of operations.

Patents at Issue.    The various litigations arise from patents issued to O2 and the Company covering products that compete with each other.

The Company’s Patents.    The Company’s patents at issue are (i) U.S. Patent No. 6,114,814, issued to the Company on November 5, 2000 and relating to inverter ICs for LCD display products (which include, for example, the Company’s CCFL backlight inverter product family) (“the ‘814 patent”) and (ii) U.S. Patent No. 6,316,881 (“the ‘881 patent”), a continuation of the ‘814 patent that issued to the Company on November 13, 2001.

O2’s Patents.    The O2 patents at issue are (i) U.S. Patent No. 6,259,615 B1 issued to O2 International on July 10, 2001 and also relating to inverter ICs for LCD display products (“the ‘615 patent”), (ii) U.S. Patent No. 6,396,722 (“the ‘722 patent”), a continuation of the ‘615 patent that issued to O2 on May 28, 2002, (iii) U.S. Patent No. 6,804,129 (“the ‘129 patent”), a continuation of the ‘615 and ‘722 patents that issued to O2 on October 12, 2004, and (iv) Taiwan Patent No. 152318 issued to O2 International on March 1, 2002, which is a counterpart to the ‘615 patent (“the ‘318 patent”). O2’s original applications for its U.S. ‘615 patent and its Taiwan ‘318 patent were substantially similar, but some of 02’s claims contained in the ‘318 patent were rejected by the U.S. Patent and Trademark Office and accordingly the U.S. patent was narrowed significantly before issuance. The Taiwan patent, however, was not similarly narrowed and was issued in the broader form originally requested.

U.S. Litigation.    Various U.S. lawsuits between the Company and O2 have been consolidated in the U.S. District Court for the Northern District of California. O2 has (i) claimed that the Company interfered with O2’s prospective economic advantage and disrupted O2’s customer relationships by misrepresenting the scope of the Company’s ‘814 patent, (ii) asked the court to declare that O2 does not infringe the Company’s ‘814 patent and that the Company’s ‘814 patent is invalid, (iii) claimed that the Company’s products infringe its ‘615 patent, and (iv) claimed that the Company misappropriated its trade secrets. The Company has (i) claimed that O2’s products infringe the Company’s ‘814 and ‘881

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

patents and (ii) asked the court to declare that O2’s ‘615 patent is invalid or not enforceable or that the Company’s products do not infringe O2’s ‘615 patent. Each party denied the allegations in the other party’s complaints and sought damages and an injunction prohibiting the other party from selling its products.

In February 2004 and May 2004, the court ruled on these matters as follows: (i) granting summary judgment for the Company that its products do not infringe the ‘615 patent, (ii) dismissing O2’s claim that the Company interfered with O2’s economic advantage, (iii) denying O2’s motion for summary judgment that O2’s products do not infringe the Company’s ‘814 and ‘881 patents or that those patents are invalid, and (iv) denying both parties’ motions for summary judgment on O2’s trade secret claims. The Company expects O2 to eventually appeal one or more of these rulings to the U.S. Court of Appeals for the Federal Circuit. O2 could wait to file any such appeal until conclusion of the trial or could ask the trial judge to allow an earlier appeal prior to the trial.

The claims remaining after these rulings include (i) O2’s trade secret claims and (ii) the Company’s infringement claims for injunctive relief only and not for damages. Trial on these matters is currently scheduled for February 2005; however, O2 has filed a motion to continue the trial until a later date. While the Company believes that its ‘814 and ‘881 patents are valid and that it has not misappropriated any of O2’s trade secrets, a court could find differently. If the court finds that the Company’s ‘814 and ‘881 patents are invalid, the Company’s competitive position would be severely harmed. If the court finds that the Company has misappropriated O2’s trade secrets, it could be liable for damages to O2 and/or be enjoined from further misappropriation or use of the alleged trade secrets. Any award of damages could have a material adverse effect on the Company’s financial position and operating results.

In addition, if O2 appeals the rulings in the Company’s favor, the Company will at a minimum continue to incur substantial legal expense contesting any such appeal. If O2 were to be successful on any such appeals, O2’s claims would be remanded for trial. If the court were to find that the Company’s products infringe the ‘615 patent, the Company could be liable to O2 for damages and could be enjoined from selling its products in the U.S. Any such injunction would have a material adverse effect on the Company’s business and results of operations, at least for several quarters and possibly for a much longer period of time, depending on the extent of any such damage award and the scope and applicability of any such injunction. If the court found that the Company has interfered with O2’s economic advantage, the Company could be liable for damages to O2, which could have a material adverse effect on the Company’s financial position and operating results.

In January 2003, O2 filed a lawsuit against Sumida Corp. and Taiwan Sumida Electronics Inc. in the U.S. District Court for the Eastern District of Texas alleging that Sumida’s use of the Company’s products in Sumida’s products infringes the ‘615 and ‘722 patents based on Sumida’s use of the Company’s products. The Company has agreed to assume the defense of Sumida pursuant to an indemnity agreement. That case has been set for trial for June 2005.

In response to O2’s action against Sumida, in May 2004, the Company filed a complaint against O2 in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company does not infringe O2’s ‘722 patent. That case has been assigned to the same Judge

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

presiding over the litigation over the ‘615, ‘814, and ‘881 patents described above, but it has not been consolidated with the earlier case. In October 2004, O2 filed a counterclaim for alleged infringement of the ’722 patent, and added the Company’s foundry, Advanced Semiconductor Manufacturing Corporation of Shanghai, as a counterclaim defendant. Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. No trial date has yet been set.

On or about October 12, 2004, O2 filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas for alleged infringement of the ‘129 patent. The Company has not yet filed an answer to that complaint. Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. No trial date has yet been set in this matter.

If the California court were to find that the Company’s products infringe the ‘722 patent, or if the Texas court were to find that the Company’s products infringe the ‘722 patent, it could be liable to O2 for damages and could be enjoined from selling its products in the U.S. Any such injunction would have a material adverse effect on the Company’s business and results of operations, at least for several quarters and possibly for a much longer period of time, depending on the extent of any such damage award and the scope and applicability of any such injunction.

Taiwan Litigation

Summary.    In addition to the U.S. litigation described above, O2 has brought legal proceedings against the Company in Taiwan based upon its ‘318 patent. Unlike the U.S., where a party seeking a preliminary injunction must first file a lawsuit on the merits of the underlying claim, in Taiwan it is possible for a party to be granted a preliminary injunction without first filing a lawsuit on the merits. In January 2003, upon O2’s request, the Shihlin District Court in Taiwan issued a preliminary injunction prohibiting the Company from manufacturing, designing, displaying, importing or selling the Company’s MP 1011A and MP 1015 products in Taiwan, either directly or through a third party acting at the Company’s request.

The Company believes that it has at all times conducted its business in compliance with the injunction. Nevertheless, O2 has taken various actions in an attempt to persuade the Shihlin District Court that the Company has violated it. The Company has also taken several legal actions in an attempt to have the injunction lifted and/or to have O2’s ‘318 patent declared invalid. These actions include appealing the Shihlin District Court’s injunction, initiating proceedings with the Taiwan Intellectual Property Office (TIPO) to invalidate O2’s ‘318 patent and seeking counter-injunctions from the Taipei District Court. Some of those actions have produced legal outcomes in the Company’s favor and others have not, but none has yet resulted in the lifting of the injunction or the invalidation of O2’s patent. The Company intends to continue pursuing the available legal avenues to achieve these objectives.

In June 2003, O2 filed a lawsuit against the Company in the Shihlin District Court for a resolution on the merits of O2’s claim that the Company’s products infringe O2’s ‘318 patent. That lawsuit was dismissed in April 2004, but O2 filed a similar lawsuit in Taipei District Court shortly thereafter. No date for the trial has yet been set.

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

In August 2004, the TIPO issued a letter ordering O2 to amend its ‘318 patent. The TIPO letter indicated that two of the three independent claims asserted by O2 lacked inventive steps and therefore should be amended or deleted by O2. As to the third independent claim, the TIPO indicated that certain corrections should be made, but has not at this time indicated that the third independent claim should be amended or deleted. If, following such correction, the third claim is upheld by the TIPO, such claim would be sufficient for O2 to continue its patent claims against the Company. In July 2004, the Taiwan Supreme Court issued a ruling that remanded O2’s patent infringement case against the Company to the Taiwan High Court. In that ruling, the Taiwan Supreme Court indicated that it must be demonstrated whether O2’s country of incorporation, the Cayman Islands, offers similar, reciprocal protections to Taiwanese individuals and entities under its patent law. If the Taiwan High Court does not find that such reciprocity exists, then the Court might rule that O2 is not entitled to sue for or seek injunctions relating to infringement of its patents under Taiwan patent law. If the Court were to rule that O2 is not entitled to these legal protections, then the preliminary injunction and provisional seizure orders granted to O2 and the lawsuit filed by O2 currently pending with the Taipei District Court would all be dismissed.

Details.    Included below are more details on certain aspects of the Taiwan litigation.

O2’s Injunction Against the Company.    The Company’s Taiwan counsel, Chen and Lin, has advised the Company that so long as title to the Company’s products and physical possession of the Company’s goods transfer outside Taiwan to a third party not commissioned by the Company and not acting at the Company’s request, and the Company does not otherwise design, manufacture, or display the MP 1011A and MP 1015 in Taiwan, the Company can sell those products to any third party in the U.S. or outside Taiwan and be in compliance with the injunction. Following the issuance of the injunction, the Company examined the Company’s distribution channels and altered the Company’s distribution arrangements for the Company’s MP 1011A and MP 1015 products. Since the issuance of the injunction the Company has sold these products F.O.B. Los Gatos, California, to third parties with whom the Company has distribution arrangements. Although the Company does not direct the parties with whom it has distribution arrangements as to where they should resell the MP 1011A and MP 1015 products, they generally do not order these products until they have received an order from a customer, who is often located in Taiwan. The Company believes, based on advice from Chen and Lin, that this course of business does not violate the injunction. The abovementioned opinions of Chen and Lin are not binding on the court, which will reach its own conclusions.

Despite the Company’s belief, O2 has attempted repeatedly to persuade the Shihlin District Court that the Company has violated the injunction. For example, O2 has on multiple occasions sought discovery in Taiwan and U.S. courts regarding the source of MP 1011A and MP 1015 products being used in Taiwan. In May 2004, O2 further requested the Shihlin District Court to find the Company in violation of the injunction based on certain of the Company’s products. The court has not yet issued a ruling on O2’s motion. The Company’s products within each product family, including most of the Company’s CCFL backlight inverter products, are produced using similar mask sets and processes. As is customary in the semiconductor industry, the products within each product family are differentiated from one another principally by their electrical performance specifications, which the Company confirms through testing prior to labeling the products. In 2003, the Company shipped products F.O.B. Los Gatos, California for approximately $341,000 to parties with whom the Company has distribution

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

arrangements for resale into Taiwan and China. While these products were manufactured using the same processes the Company uses to produce the Company’s MP 1015 product, the Company labeled these products as MP 1010B products because they possessed the superior electrical performance specifications of the Company’s MP 1010B product. Despite their electrical performance specifications, however, O2 contends that these products are equivalent to the Company’s MP 1015 product and are therefore subject to the injunction. The Company believes, based on the electrical performance specifications of these products, that they are not equivalent to the Company’s MP 1015 product and are therefore not subject to the injunction. Following the manufacture of the products discussed above, in the Company’s MP 1010B product the Company has used and continues to use mask sets and processes that are different from those used to produce the products discussed above. Although most products in the Company’s CCFL backlight inverter family, including the MP 1010B, MP 1011A, and MP 1015 products, continue to be produced using similar mask sets and processes, the Company views them as distinct products based upon their distinct electrical performance specifications.

If O2 is able to persuade a Taiwanese court that the Company has violated the injunction, the court could fine the Company up to 300,000 NT (approximately $9,000 at current exchange rates), either overall or per shipment. The court could also broadly construe the injunction to cover other products such as the MP 1010B or to prohibit the Company from selling the enjoined products indirectly through third parties with whom the Company has distribution arrangements for resale of products into Taiwan. For any or all of these reasons, a finding of violation by the court could materially and adversely affect the Company’s results, and possibly the Company’s sales, for one or more quarters.

The Company’s Counter-Injunctions Against O2.    The Company has obtained two defensive counter-injunctions from the Taipei District Court, the first of which prohibits O2 from interfering with the Company’s or other parties’ use of the Company’s MP 1011A and MP 1015 products. The second injunction prohibits O2 from interfering with the manufacture, sale, use or importation, by either the Company or a third party, of a number of the Company’s other products which are specifically enumerated in the injunction, although the MP 1010B is not specifically addressed. The Company posted cash bonds of approximately $6.1 million (including the $90,000 bond discussed below) with the Taipei District Court in connection with the two defensive preliminary injunctions. These bonds are currently recorded as restricted assets on the Company’s balance sheet. If the Company does not prevail at trial, it might have to forfeit some or all of these bonds. Any such forfeiture would be an expense in the quarter in which the outcome of the trial is probable and reasonably estimable. A forfeiture of any substantial part of the bonds would materially and adversely affect the Company’s results of operations and financial position for that quarter.

O2’s Other Actions Against the Company.    In August 2003, November 2003, and March 2004, O2 filed for provisional seizures against the Company in the Shihlin District Court and Taipei District Court, which would entitle O2 to seize up to approximately $1.9 million of the Company’s assets in Taiwan, including but not limited to MP 1011A and MP 1015 parts. This $1.9 million figure represents the amount of damages O2 has currently claimed in its Taiwan patent infringement suit against the Company, although at various times in the past O2 has claimed substantially higher damage amounts. The court granted the provisional seizures. The execution of the first provisional

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

seizure was exempted because the Company posted a bond in the amount of approximately $90,000. The Company elected not to post a bond to exempt the second and third provisional seizure orders, and the court seized property from the Company’s Taiwan office. The Company has appealed the second and third provisional seizures to the Supreme Court. One of the Company’s appeals, involving the third seizure, has been denied but the other appeal regarding the second seizure is still pending. The second and third provisional seizure orders have not yet been executed to the satisfaction of O2’s demand, and accordingly O2 may continue to request that the court seize the Company’s property under these orders. O2 has applied for court orders allowing O2 to seize payments from the Company’s customers if such payments are made in Taiwan to the Company. The Court has granted two such orders against two of the Company’s customers, AsusTek and Sumida, but it is the Company’s understanding that O2 thus far has not been successful in seizing or attaching property of either of these customers. The seized assets would be released to the Company upon the earlier to occur of: (i) if and when the provisional seizure order were to be revoked by the court or upon O2’s application or (ii) if and when the lawsuit on the merits filed by O2 were to be dismissed and such dismissal were final and conclusive. However, if O2 were to receive final judgment in its favor on the merits, O2 would be able to file an application to sell the seized assets by auction. If such application were to be approved, the assets would be sold by the court and the proceeds would be paid to O2 to cover any damages that the court determines O2 to have suffered. O2 also filed a criminal complaint with the prosecutor’s office of the Shihlin District Court against two of the Company’s Taiwan employees accusing them of interfering with the enforcement of the Shihlin District Court’s preliminary injunction against the Company. In March 2004, the Shihlin District Court Prosecutor’s Office dismissed that complaint.

O2’s Lawsuits Against the Company’s Customers.    In addition to lawsuits between O2 and the Company in Taiwan and the U.S., O2 has also initiated numerous legal proceedings in Taiwan and the U.S. against other companies, including AsusTek, Hewlett-Packard, Clevo, Samsung and others who have been purchasers and/or users of the Company’s products. Although court filings are generally not publicly available in Taiwan, the Company is aware that in some cases those companies have been enjoined from using MP 1011A and MP 1015 products imported into Taiwan. In at least two cases, preliminary injunctions against AsusTek and Clevo were upheld by district courts in Taiwan. Injunctions against end-users of the Company’s products necessarily reduce the demand for the Company’s products, potentially leading to reduced sales. Such injunctions could also damage the Company’s reputation in the marketplace. The Company typically agrees to indemnify customers upon request against patent infringement and, on that basis, is currently defending a customer against one of O2’s lawsuits. Continued expenditure of the Company’s funds in defending customers against O2’s lawsuits could materially and adversely affect the Company’s financial condition and operating results.

Trial on the Merits in Taiwan.    The Company could lose at trial on the question of whether the Company’s products infringe O2’s ‘318 patent. Although O2 has named only the Company’s MP 1011A and MP 1015 products in its lawsuit, if the court were to conclude that those products infringe the ‘318 patent, the court could also conclude that many of the Company’s newer products, including the 1010B and other CCFL products that are physically similar to the MP 1011A and/or the MP 1015, infringe O2’s ‘318 patent. The Company does not believe that the ‘318 patent is a valid patent or that any of the Company’s products infringe the ‘318 patent, but a court may come to a different conclusion. O2’s original applications for its U.S. ‘615 patent and its Taiwan ‘318 patent were substantially similar, but

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

some of O2’s claims contained in the ‘318 patent were rejected by the U.S. Patent and Trademark Office. Since the claims in the ‘318 patent are formulated more broadly than those of the ‘615 patent, the summary judgment in the U.S. that the Company’s products do not infringe the ‘615 patent may not be as helpful to the Company in the ‘318 case as it might be if the patents were identical.

If the court were to conclude that any of the Company’s products infringe the ‘318 patent (and the ‘318 patent were valid), the Company could be liable to O2 for damages based on past sales, and could further be permanently enjoined from selling those products (directly or through distribution arrangements) for use in Taiwan. Although many system and module manufacturers who use the Company’s products have shifted, and are continuing to shift, their manufacturing from Taiwan to China, a significant portion of the Company’s expected future revenue over the next several years is expected to come from users of the Company’s CCFL backlight inverter product family in Taiwan. A final judgment awarded by a court prohibiting direct or indirect sales of the Company’s MP 1011A or MP 1015 products into Taiwan would have a material adverse effect on the Company’s business and results of operations for at least several quarters while the Company works to transition customers to alternative, non-infringing products. The Company cannot be sure that it could successfully effect such a transition. If the Company is permanently enjoined from selling other, newer products into Taiwan, this would have an immediate, drastic, and adverse effect on the Company’s ability to continue in its business as presently conducted.

Additional O2 Patents.    The Company is aware that O2 has recently been issued at least one other U.S. patent that is a continuation of the patents it has accused the Company of infringing, has also filed for a U.S. patent that would be a continuation of the patents it has accused the Company of infringing, and has filed for related patents in other Asian counties. The Company is not aware that any foreign patents have been issued in response to these patent applications and does not know when, if ever, any such patent will issue. Nevertheless, the Company expects O2 may pursue claims against the Company based on this additional issued U.S. patent or any other additional U.S. or foreign patents that O2 may obtain in the future. In this regard, O2 often has sued the Company on additional patents as they have issued, including suits on two additional patents filed in October 2004. Depending on the scope and severity of those claims, any injunctions that may be issued against the Company, or damages that may be awarded against the Company, could have a material and adverse effect on the Company’s business and results of operations.

In connection with these cases in 2003 the Company has placed approximately $6.1 million in a certificate of deposit account with the Court in Taiwan as security against future possible damages related to the lawsuit. The deposits are classified as restricted assets in the accompanying balance sheet. Additionally, approximately $9,000 of the Company’s lab equipment in Taiwan has been bonded by the Court. It is not possible to predict the likely outcome of the litigation and accordingly, no amounts have been accrued as loss contingencies as of December 31, 2003 or September 30, 2004.

Linear Technology Corporation

On May 3, 2004, Linear Technology Corporation (“Linear”) filed a complaint for misappropriation of trade secrets, unfair business practices, California common law unfair competition, breach of agreement, and breach of the duty of good faith and fair dealing against the Company and a former Linear employee who currently works for the Company in the Superior Court of the State of California,

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

Santa Clara County. In its complaint, Linear alleges that the Company hired several former Linear employees who purportedly disclosed Linear’s trade secrets, that the Company relied on these trade secrets to contact Linear’s customers and solicit Linear’s employees, and that the Company otherwise used this information in a manner that has harmed Linear. In its complaint, Linear has requested unspecified actual and punitive damages, injunctive relief, and attorneys’ fees. No trial date has yet been set in this lawsuit, and the parties are in the initial discovery phase in the litigation. The Company believes that it has meritorious defenses to Linear’s claims, and it intends to defend vigorously against these claims.

It is not possible to predict the likely outcome of the litigation and accordingly, no amounts have been accrued as loss contingencies to date.

On July 16, 2004, a complaint was filed with the U.S. International Trade Commission (ITC) under section 337 of the Tariff Act of 1930 on behalf of Linear. The investigation is now captioned: In the Matter of Certain Voltage Regulator Circuits, Components Thereof and Products Containing Same, Inv. No. 337-TA-521. A letter supplementing the complaint was filed on August 10, 2004. In its complaint, Linear alleges that two products, the MP 1556 and the EV 0063 (products within the Company’s DC to DC converter product family), infringe Linear’s U.S. Patent Nos. 5,481,178 and 6,580,258 at this time. Therefore, Linear alleges that the Company violated section 337 because it imported these and other allegedly infringing products into the United States, sold them for importation in the United States, and/or sold them within the United States after importing them. The complaint requests that the ITC institute an investigation and, after the investigation, issue an exclusion order and a cease and desist order prohibiting specific unfair acts found to be illegal in the investigation. On August 11, 2004, the ITC ordered that an investigation be instituted to determine whether there has been a violation of section 337, as alleged in the complaint. The matter is in its preliminary stages, and the Company believes it has meritorious defenses to the claims and intends to defend vigorously against them. This matter has been set for trial before the ITC commencing March 30, 2005. If Linear is successful in securing an exclusion order against the MP 1556, EV 0063, and potentially other products that Linear may allege are infringing, such an exclusion order would prevent such products from being shipped into the United States and would have a material adverse effect upon the Company’s business.

It is not possible to predict the likely outcome of the litigation and accordingly, no amounts have been accrued as loss contingencies to date.

Microsemi Corporation

On October 7, 2004, Microsemi filed a patent infringement lawsuit in the United States District Court for the Central District of California. The Company was served with the complaint on October 12, 2004. The lawsuit identifies four patents—U.S. Patent Nos. 5,615,093; 5,923,129; 5,930,121; and 6,198,234—that purportedly are now owned by Microsemi and alleges that the Company infringes those patents. The complaint describes the patents as covering “‘display lamp driver’ technologies, [which] facilitate the lighting of electronic displays found in laptop and personal computers, personal digital assistants and televisions as well as countless liquid crystal display (‘LCD’) screens.”

The complaint does not identify which claims in the four patents are allegedly infringed nor does it identify which of the Company’s products supposedly infringe the patent claims. The court has not yet entered a scheduling order, and discovery has not yet begun. The complaint requests an injunction to

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

prevent the Company from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. The Company has retained legal counsel to represent it and is preparing its answer and affirmative defenses to the complaint, which it expects to file in early November 2004.

Based upon the description of the technology contained in Microsemi’s complaint, the Company believes that Microsemi may contend that one or more of the Company’s CCFL backlight inverter products infringes its patents. Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. If the Company does not prevail in the litigation, it could be ordered to pay monetary damages and could be enjoined from selling one or more of its CCFL backlight inverter products into the U.S., either directly or indirectly. In 2003 and the nine months ended September 30, 2004, revenues from the Company’s CCFL backlight inverter product family were $16.9 million and $16.1 million, respectively, or 70% and 49% of its total revenue. Because many of the Company’s products are sold indirectly by its customers back into the U.S., a U.S. injunction covering one or more of its products would likely substantially reduce sales of those products. Any of the results described above would have a material adverse effect on the Company’s cash flow, results of operations, and financial condition.

It is not possible to predict the likely outcome of the litigation and accordingly, no amounts have been accrued as loss contingencies to date.

Micrel, Incorporated

On November 10, 2004, Micrel, Incorporated filed a patent infringement lawsuit in the United States District Court for the Northern District of California. The Company was served with the complaint on November 11, 2004. The lawsuit identifies two patents—U.S. Patent Nos. 5,517,046, entitled “High Voltage Lateral DMOS Device With Enhanced Drift Region,” and 5,556,796, entitled “Self-Alignment Technique For Forming Junction Isolation And Wells”—that purportedly are owned by Micrel and alleges that the Company’s products infringe those patents.

Michael Hsing, the Company’s Chief Executive Officer, and another of its employees are named inventors on both of Micrel’s patents and Jim Moyer, the Company’s Chief Design Engineer, is a named inventor on one of them. Micrel’s complaint does not identify which claims in the two patents are allegedly infringed nor does it identify which of the Company’s products supposedly infringe the patent claims. However, because Micrel’s patents relate to semiconductor manufacturing processes and semiconductor design elements rather than a specific device, all of the Company’s products could potentially be implicated.

The complaint requests an injunction to prevent the Company from allegedly infringing the patents, as well as unspecified damages, attorneys fees, costs, and expenses. The Company has retained legal counsel to represent it and is preparing its answer and affirmative defenses to the complaint. The Company expects to file these in November or December 2004. The court has not set a trial date, and discovery has not yet begun.

Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. The Company has, however, conducted an initial review of the Micrel patents and compared them with the manufacturing processes and design elements the Company uses for its products. Based on this initial review, the Company believes that it has

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

meritorious defenses to all of Micrel’s claims. If the Company does not prevail in the litigation, it could be ordered to pay monetary damages and could be enjoined from selling one or more of its products into the U.S., either directly or indirectly. Because many of the Company’s products are sold indirectly by its customers back into the U.S., a U.S. injunction covering one or more of its products would likely substantially reduce sales of those products. Any of the results described above would have a material adverse effect on the Company’s cash flow, results of operations, and financial condition.

It is not possible to predict the likely outcome of the litigation and accordingly, no amounts have been accrued as loss contingencies to date.

12.    Employee Benefit Plan

The Company sponsors a 401(k) savings and profit-sharing plan (the Plan) for all employees who meet certain eligibility requirements. Participants may contribute up to the amount allowable as a deduction for federal income tax purposes. The Company is not required to contribute and did not contribute to the Plan for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004.

13.    Major Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of accounts receivable or net revenue:

	Accounts Receivable December 31,		Accounts Receivable Nine Months Ended September 30, 2004	Net Revenue Year Ended December 31,			Net Revenue Nine Months Period Ended September 30, 2004
Customers	2002	2003		2001	2002	2003
A	—	—	—	11%	13%	—	—
B	21%	27%	—	54%	22%	14%	1%
C	—	37%	—	—	—	30%	4%
D	23%	—	—	—	13%	—	—
E	—	—	6%	—	11%	7%	6%
F	—	9%	10%	—	4%	16%	10%
G	—	—	38%	—	—	—	27%
H	—	3%	16%				20%

14.    Segment Information

As defined by the requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in one reportable segment: the design, development, marketing and sale of high-performance, mixed-signal analog semiconductors for the personal computing and telecommunications markets. The Company’s chief operating decision maker is its chief executive officer. The Company derived substantially all of its sales from international sales during 2001 and 2002. In 2003, the Company had significant sales to a third party with whom it had a distribution arrangement in the United States who resells primarily to customers in Asia. In March

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

2004, the Company discontinued using this particular third party and is using other distributors in Asia for sales to customers in that region.

The following is a summary of revenues by geographic region based on customer location:

	Years Ended December 31,			Nine Months Ended September 30, 2004
Country	2001	2002	2003
United States	$—	$121,925	$7,674,553	$1,488,636
Taiwan	7,237,258	10,033,798	10,006,563	12,577,552
Japan	—	1,863,118	2,617,923	2,059,471
China	—	—	1,411,026	12,444,356
Korea	—	—	—	2,383,737
Other	893,097	186,760	2,494,266	1,842,088

Total	$8,130,355	$12,205,601	$24,204,331	$32,795,840

Although 30% and 4% of direct sales are to customers in the United States in 2003 and the nine months ended September 30, 2004, respectively, 99% and 99%, respectively, of direct and indirect sales are to customers in Asia.

The following is a summary of revenue by product type:

	Years Ended December 31,			Nine Months Ended September 30, 2004
	2001	2002	2003
Cold Cathode Fluorescent Lamp Inverters	$8,130,355	$9,693,959	$16,898,243	$16,149,758
Direct Current (DC) to DC Converters	—	388,131	5,549,264	12,613,328
LED Drivers	—	420,565	1,441,755	3,312,668
Audio Amplifiers	—	1,702,946	315,069	720,086

Total	$8,130,355	$12,205,601	$24,204,331	$32,795,840

The following is a summary of long-lived assets by geographic region, excluding restricted assets (see Note 1):

	Years Ended December 31,		Nine Months Ended September 30, 2004
Country	2002	2003
United States	$1,497,534	$2,110,572	$4,896,352
Taiwan	47,236	23,488	79,341
China	—	14,831	37,719

Total	$1,544,770	$2,148,891	$5,013,412

MONOLITHIC POWER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004

(Information with Respect to September 30, 2004 and the Nine Months Ended

September 30, 2003 and 2004 is Unaudited)

15.    Valuation and Qualifying Accounts

The Company had the following activity in its valuation allowances:

	Sales Returns	Bad Debt	Total	Deferred Tax Asset Valuation Allowance
Balance, December 31, 2000	$—	$—	$—	$1,532,000
Charged to costs and expenses	126,830	—	126,830	1,679,000
Deductions	(126,830)	—	(126,830)	—

Balance, December 31, 2001	—	—	—	3,211,000
Charged to costs and expenses	—	50,000	50,000	981,000
Deductions	—	—	—	—

Balance, December 31, 2002	—	50,000	50,000	4,192,000
Charged to costs and expenses	90,482	—	90,482	602,000
Deductions	(81,373)	(14,176)	(95,549)	—

Balance, December 31, 2003	$9,109	$35,824	$44,933	$4,794,000

16.    Subsequent Events

On August 19, 2004, the Company entered into an agreement with a Chinese local authority to establish a facility in China, initially for the testing of its ICs. Pursuant to the agreement, the company has agreed contribute capital (in the form of cash, in-kind assets, and/or intellectual property) of at least $5 million to a wholly-owned Chinese subsidiary as the registered capital of the subsidiary. From the date when the local authorities have both approved the establishment of the Company’s Chinese subsidiary and granted the subsidiary’s business license, $750,000 of the investment is to occur within three months and the remaining balance is to occur within three years. It is anticipated that the registered capital will consist of approximately $0.5 million in cash and $4.5 million in in-kind assets, such as testing equipment and office equipment, furniture, and supplies.

THE FUTURE OF ANALOG IC TECHNOLOGY

In the Background of Everyday Life....

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including             , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

5,500,000 Shares

Monolithic Power Systems, Inc.

Common Stock

Goldman, Sachs & Co.

Merrill Lynch & Co.

Deutsche Bank Securities

Piper Jaffray

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise defined, all capitalized terms contained in this Part II shall have the meanings ascribed to them in the prospectus which forms a part of this registration statement. Monolithic Power Systems, Inc. is sometimes referred to in this Part II as the “Registrant.”

Item 13.    Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered hereby, including the shares offered for sale by the selling stockholders. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee. None of these expenses will be borne by the selling stockholders.

Securities and Exchange Commission registration fees	$12,670
NASD filing fee	10,500
Printing and engraving expenses	150,000
Legal fees and costs	1,300,000
Accounting fees and costs	705,000
Nasdaq National Market listing fees	100,000
Transfer agent and registrar fees and expenses	10,490
Miscellaneous expenses	61,340

Total	$2,350,000

Item 14.    Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Article IX of the Registrant’s proposed Amended and Restated Certificate of Incorporation (Exhibit 3.2 hereto) and Article IX of the Registrant’s proposed Amended and Restated Bylaws (Exhibit 3.4 hereto), both of which will become effective upon the consummation of this offering, provide for indemnification of the Registrant’s directors, officers, employees, and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant intends to purchase directors’ and officers’ insurance and to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as director or officers to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto. The version of our Bylaws in effect prior to our anticipated reincorporation requires us to indemnify our directors and officers to the fullest extent permitted under California law, which could apply to actions taken by our directors and officers during the time that our state of incorporation is California.

Item 15.    Recent sales of unregistered securities.

Since October 15, 2001, we have sold and issued the following unregistered securities:

(1)	From October 15, 2001 to October 15, 2004, we granted stock options to purchase an aggregate of 8,447,000 shares of common stock at exercise prices ranging from $0.80 to $10.00 per share to employees, consultants, directors, and other service providers pursuant to our 1998 Stock Plan.

(2)	On August 13, 2002, we issued a warrant to purchase 33,718 shares of common stock at $1.20 per share to Wilson Sonsini Goodrich & Rosati.

(3)	On August 23, 2002, we issued an aggregate of 5,087,767 shares of Series D Preferred Stock to 18 accredited investors for an aggregate consideration of $16,743,841.22.

(4)	On October 5, 2004 and October 28, 2004, we issued 176,740 shares of our common stock at a price of $0.001 per share to certain of our employees for an aggregate offering price of $176.74.

The sales and issuances of securities described in paragraphs (1) and (4) above were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act or by virtue of Rule 701 promulgated under the Securities Act in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701. The sale and issuance of securities described in paragraphs (2) and (3) above were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act or by virtue of Regulation D promulgated thereunder.

Item 16.    Exhibits and Financial Statements Schedules.

(a)	Exhibits.

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2**	Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.

3.3**	Bylaws, as currently in effect.

3.4**	Amended and Restated Bylaws, to be effective upon consummation of this offering.

4.1**	Registration Rights Agreement, dated August 23, 2002, as amended, by and among the Registrant and the parties who are signatories thereto.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati.

10.1**	Registrant’s 1998 Stock Plan and form of option agreement.

10.2**	Registrant’s 2004 Equity Incentive Plan and form of option agreement.

10.3**	Registrant’s 2004 Employee Stock Purchase Plan and form of subscription agreement.

10.4**	Form of Directors’ and Officers’ Indemnification Agreement.

10.5†**	Foundry Agreement between the Registrant and Advanced Semiconductor Manufacturing Corp. of Shanghai, dated August 14, 2001.

10.6**	Office Lease, First Amendment to Office Lease, and Second Amendment to Office Lease between the Registrant and Boccardo Corporation, dated May 6, 2002, October 30, 2003, and May 6, 2004, respectively.

10.7**	Employment Agreement with Michael Hsing.

10.8**	Employment Agreement with Tim Christoffersen.

Exhibit Number	Description

10.9**	Employment Agreement with Jim Moyer.

10.10**	Separation Agreement and Release and Consulting Agreement, as amended, with Brian McDonald.

10.11**	Distribution Agreement with Asian Information Technology Inc. Ltd., dated March 1, 2004.

10.12**	Business Purchase Agreement with Uppertech Hong Kong Ltd., dated March 1, 2004.

10.13†**	Investment and Cooperation Contract, dated August 19, 2004.

10.14†**	Patent License Agreement, dated May 1, 2004.

10.15**	Change of Control Agreement with Deming Xiao.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2**	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).

23.3	Consent of Chen and Lin.

24.1**	Power of Attorney.

24.2**	Power of Attorney for Alan Earhart.

**	Previously filed.
†	Confidential treatment requested for portions of this agreement, which portions have been omitted and filed separately with the Securities and Exchange Commission

(b)	Financial Statement Schedules.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Gatos, State of California, on November 17, 2004.

MONOLITHIC POWER SYSTEMS, INC.

By:	/s/ MICHAEL R. HSING
Michael R. Hsing President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons on November 17, 2004 in the capacities indicated.

Signature	Title

/s/ MICHAEL R. HSING Michael R. Hsing	President, Chief Executive Officer, and Director (Principal Executive Officer)

/S/ TIM CHRISTOFFERSEN Tim Christoffersen	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

* Herbert Chang	Director

* Alan Earhart	Director

* Jim Jones	Director

* Jim C. Moyer	Director

* Umesh Padval	Director

*By:	/s/ MICHAEL R. HSING
Michael R. Hsing Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2**	Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.

3.3**	Bylaws, as currently in effect.

3.4**	Amended and Restated Bylaws, to be effective upon consummation of this offering.

4.1**	Registration Rights Agreement, dated August 23, 2002, as amended, by and among the Registrant and the parties who are signatories thereto.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati.

10.1**	Registrant’s 1998 Stock Plan and form of option agreement.

10.2**	Registrant’s 2004 Equity Incentive Plan and form of option agreement.

10.3**	Registrant’s 2004 Employee Stock Purchase Plan and form of subscription agreement.

10.4**	Form of Directors’ and Officers’ Indemnification Agreement.

10.5†**	Foundry Agreement between the Registrant and Advanced Semiconductor Manufacturing Corp. of Shanghai, dated August 14, 2001.

10.6**	Office Lease, First Amendment to Office Lease, and Second Amendment to Office Lease between the Registrant and Boccardo Corporation, dated May 6, 2002, October 30, 2003, and May 6, 2004, respectively.

10.7**	Employment Agreement with Michael Hsing.

10.8**	Employment Agreement with Tim Christoffersen.

10.9**	Employment Agreement with Jim Moyer.

10.10**	Separation Agreement and Release and Consulting Agreement, as amended, with Brian McDonald.

10.11**	Distribution Agreement with Asian Information Technology Inc. Ltd., dated March 1, 2004.

10.12**	Business Purchase Agreement with Uppertech Hong Kong Ltd., dated March 1, 2004.

10.13†**	Investment and Cooperation Contract, dated August 19, 2004.

10.14†**	Patent License Agreement, dated May 1, 2004.

10.15**	Change of Control Agreement with Deming Xiao.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2**	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).

23.3	Consent of Chen and Lin.

24.1**	Power of Attorney.

24.2**	Power of Attorney for Alan Earhart.

**	Previously filed.
†	Confidential treatment requested for portions of this agreement, which portions have been omitted and filed separately with the Securities and Exchange Commission